ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
RESOURCE AND RESERVE
ESTIMATES
FOR THE
GUANACEVÎ MINES PROJECT
DURANGO STATE
MEXICO

Report Date: February 25, 2015
Effective Date: October 31, 2014

Location: Guanaceví, Durango, Mexico

-Prepared by-
Michael J. Munroe, RM-SME #4151306RM
Geology Manager

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

IMPORTANT NOTICE

This report was prepared as National Instrument 43- 101 Technical Report by ENDEAVOUR SILVER (EDR). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in ENDEAVOUR’s projects, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. Except for the purposed legislated under Canadian provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

UNIDAD GUANACEVI
DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Location and Property Description		1-2
	1.2	Ownership		1-3
	1.3	History		1-3
	1.4	Geology and Mineralization		1-5
		1.4.1	Geology	1-5
		1.4.2	Mineralization	1-6
	1.5	Exploration		1-6
		1.5.1	Underground Drilling	1-7
		1.5.2	Surface Drilling	1-7
		1.5.3	Other Activities	1-7
		1.5.4	2015 Exploration Program	1-7
	1.6	2014 Mineral Resource Estimate		1-8
		1.6.1	Mineral Resource Statement	1-8
		1.6.2	Assumptions and Key Parameters	1-8
		1.6.3	Methodology	1-9
		1.6.4	Classification	1-9
	1.7	2014 Mineral Reserve Estimate		1-10
		1.7.1	Mineral Reserve Statement	1-10
		1.7.2	Mineral Reserve Parameters	1-10
		1.7.3	Definitions and Classifications	1-11
	1.8	Development and Operations		1-11
	1.9	Conclusions and Recommendations		1-13
		1.9.1	Conclusions	1-13
		1.9.2	Recommendations	1-14
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-2
	2.3	Effective Dates		2-2
	2.4	Units and Currencies		2-3
	2.5	Information Sources and References		2-5
	2.6	Previous Technical Reports		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Ownership and Property Description		4-1
	4.3	Mineral Tenure		4-2
		4.3.1	Property Agreements	4-6
		4.3.2	Access Agreements	4-7
	4.4	Licenses, Permits and Environment		4-8
	4.5	Environment		4-8

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-2
	5.3	Local Resources and Infrastructure		5-3
	5.4	Physiography		5-3
	5.5	Sufficiency of Surface Rights		5-3
	5.6	Comments on Section 5		5-4
6.0	HISTORY			6-1
	6.1	Guanaceví Mining District and the Guanaceví Property		6-1
	6.2	Historical Exploration		6-1
	6.3	Historical Mining and Production		6-3
		6.3.1	Mining	6-3
		6.3.2	Production	6-5
	6.4	Mineral Resources and Mineral Reserves		6-9
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
		7.1.1	Guanaceví Formation	7-1
		7.1.2	Lower Volcanic Sequence	7-2
		7.1.3	Upper Volcanic Sequence	7-3
		7.1.4	Structural Setting	7-4
	7.2	Project Geology		7-6
		7.2.1	Local Structure	7-7
		7.2.2	Alteration	7-8
	7.3	Mineralization		7-8
		7.3.1	Santa Cruz Vein	7-9
		7.3.2	Footwall Veins	7-10
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION 2014			9-1
	9.1	2014 Exploration Activities		9-1
		9.1.1	Surface & Underground Drilling	9-1
	9.2	General Exploration and Drilling		9-1
		9.2.1	2014 Exploration and Drilling	9-1
		9.2.2	Other Surface Exploration Activities	9-3
10.0	DRILLING			10-1
	10.1	Drilling Procedures and Core Logging		10-1
		10.1.1	Drilling Procedures	10-1
		10.1.2	Core Logging Procedures	10-2
	10.2	2014 DRILLING PROGRAM AND RESULTS		10-2
		10.2.1	2014 Surface & Underground Drilling Program	10-2
	10.3	Comments on Section 10		10-15
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1

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		11.1.1	Sampling Intervals	11-1
		11.1.2	Underground Sampling Methodology	11-1
	11.2	Density Determinations		11-2
		11.2.1	Mine Samples	11-2
		11.2.2	Exploration Samples	11-3
	11.3	Quality Control / Quality Assurance (QA/QC) program		11-3
		11.3.1	Sampling	11-3
		11.3.2	Analysis	11-4
		11.3.3	Mine Channel Sampling	11-6
		11.3.4	Surface and Underground Exploration	11-12
	11.4	Comments on Section 11		11-21
12.0	DATA VERIFICATION			12-1
	12.1	State of Geological / Mineralization Knowledge		12-1
	12.2	Review of Exploration Practices		12-1
		12.2.1	Core Storage Facilities	12-2
	12.3	Metalurgica Guanaceví (MG) laboratory		12-2
		12.3.1	MG Laboratory QA/QC and Charts	12-4
	12.4	Monitoring Reports and Control Charts for QA/QC Samples		12-11
	12.5	Review of the Database		12-12
		12.5.1	Database Construction	12-12
		12.5.2	Validation of Data and In-House Protocols	12-14
		12.5.3	Database Check	12-14
	12.6	Comments on Section 12		12-14
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testing		13-1
		13.1.1	Mineralogy	13-1
		13.1.2	Flotation	13-2
		13.1.3	Hot cyanide leach	13-2
		13.1.4	Leach tests of exploration samples (Milache)	13-2
	13.2	Process Plant		13-3
	13.3	Comments on Section 13		13-3
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Terms of Reference		14-1
		14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS	14-2
	14.2	December 31, 2013 Resource Estimates		14-4
	14.3	Previous Estimates		14-4
	14.4	Database		14-5
	14.5	Grade Capping		14-5
	14.6	Tonnage		14-7
	14.7	Assumptions and Key Parameters		14-7
	14.8	Methodology		14-7
		14.8.1	2D Polygonal Resource Estimates	14-7
		14.8.2	Block Modelling	14-15
	14.9	Classification		14-16

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	14.10	Block Model Validation		14-17
		14.10.1	Global Comparison	14-17
		14.10.2	Visual Comparison	14-18
	14.11	Assessment of Reasonable Prospects for Economic Extraction		14-23
	14.12	Mineral Resource Statement		14-23
	14.13	Note on Rounding		14-25
	14.14	Factors That May Affect the Mineral Resource Estimate		14-26
	14.15	Comments on Section 14		14-26
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Terms of Reference		15-1
		15.1.1	CIM Mineral Reserve Definitions and Classifications	15-1
		15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves.	15-3
	15.2	Dilution and Recovery		15-3
	15.3	Cut-off Grade		15-4
	15.4	Production Depletion		15-5
	15.5	Reconciliation of Mineral Reserves to Production		15-5
	15.6	Reserve Classification		15-7
	15.7	Mineral Reserve Statement		15-8
	15.8	Factors That May Affect the Mineral Reserve Estimate		15-10
16.0	MINING METHODS			16-1
	16.1	Mining Operations		16-1
	16.2	Ground Conditions		16-1
	16.3	Mining Method		16-2
	16.4	Production Areas		16-4
17.0	RECOVERY METHODS			17-1
	17.1	Production		17-1
	17.2	Mineral Processing		17-1
18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Mine Pumping, Ventilation and Electrical		18-1
	18.2	Tailings Dam		18-3
19.0	MARKET STUDIES AND CONTRACTS			19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Environmental Studies and Permitting		20-1
	20.2	Social or Community Impact		20-2
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-2
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Introduction		22-1
	22.2	2015 Production Forecast		22-1
	22.3	Future Production Potential		22-1

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23.0	ADJACENT PROPERTIES			23-1
	23.1	Other Silver/Gold Production Activity in the Guanaceví Mining District		23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Interpretation		25-1
		25.1.1	October 31, 2014 Mineral Resource Estimate	25-1
		25.1.2	October 31, 2014 Mineral Reserve Estimate	25-3
	25.2	Conclusions		25-3
		25.2.1	Future Potential	25-4
26.0	RECOMMENDATIONS			26-1
	26.1	Budget for Further Work		26-1
		26.1.1	Surface Exploration Program	26-1
		26.1.2	Underground Exploration Program	26-2
		26.1.3	Comments	26-2
	26.2	Geology, Block Modeling, and Mineral Resources		26-3
	26.3	Further Recommendations		26-3
27.0	REFERENCES			27-1
28.0	CERTIFICATES			28-1

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T A B L E S

Table 1-1 Guanaceví Exploration Priority Targets – 2015	1-8
Table 1-2 Mineral Resource Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	1-8
Table 1-3 Mineral Reserve Estimate, Effective Date October 31, 2014, Michael Munroe, SME Registered Member	1-10
Table 2-1 List of the Abbreviations	2-3
Table 4-1 Guanaceví Mines Concessions Controlled by Endeavour Silver	4-4
Table 4-2 Summary of Endeavour Silver’s Royalties	4-6
Table 4-3 Summary of Endeavour Silver’s Surface Access Rights	4-7
Table 6-1 Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2014)	6-2
Table 6-2 Summary of the Production for the Guanaceví Property (1991 to 2003)	6-8
Table 6-3 Summary of Production for the Guanaceví Property (2005 through 2014)	6-8
Table 7-1 Generalized Stratigraphic Column in the Guanaceví Mining District	7-4
Table 9-1 Exploration Drilling Activities in 2014	9-1
Table 9-2 Summary of the 2014 Expenditures for the Guanaceví Surface Exploration Program	9-2
Table 9-3 Significant Assays for Rock sampling in the Pelayo Area	9-6
Table 9-4 Significant Assays for Rock sampling in the Pelayo Mines Area.	9-8
Table 9-5 Significant Assays for Rock sampling in the Rocio Area.	9-9
Table 9-6 Significant Assays for Rock sampling in the Brisa Area.	9-10
Table 9-7 Significant Assays for Rock sampling in the Cuñas Area.	9-10
Table 9-8 Significant Assays for Rock sampling in the Cuñas Area.	9-11
Table 9-9 Significant Assays for Rock sampling in Trenches in the Pelayo Area	9-12
Table 9-10 Significant Assays for Rock sampling in Trenches in the Rocio Area.	9-13
Table 9-11 Significant Assays for Rock sampling in the Catarica Area.	9-13
Table 9-12 Significant Assays for Rock sampling in the Porvenir Cuatro Area.	9-20
Table 9-13 Significant Assays for Rock sampling in the El Aguaje Mine Area.	9-23
Table 9-14 2014 Significant Assays for Rock sampling in the Santa Cruz South Area.	9-24
Table 10-1 Summary for the Santa Cruz South 2014 Surface Diamond Drilling Program (as at December, 2014)	10-3
Table 10-2 Summary of the 2104 Santa Cruz South Diamond Drilling Results	10-5
Table 10-3 Summary for the North Porvenir 2014 Underground Diamond Drilling Program (as at December, 2014)	10- 10
Table 10-4 Summary of the 2014 North Porvenir Diamond Drilling Results	10- 12
Table 11-1 Bulk Density Determinations for Mine Samples from Porvenir North/Dos/Cuatro and Santa Cruz	11-2
Table 11-2 Summary of Control Samples Used for the 2014 Surface and Underground Exploration Program	11- 13
Table 11-3 Reference Standards Used for Endeavour Silver’s Drilling Programs	11- 18
Table 11-4 Basis for Interpreting Standard Sample Assays	11- 18
Table 12-1 Breakdown of samples processed at the MG Lab in 2014.	12-3
Table 12-2 Reference Standards Used at Endeavour Silver’s MG Lab	12-8
Table 13-1 Silver and gold distribution in ore and leach residue samples	13-1
Table 13-2 Summary of mineralogical analysis of ore and leach residue samples	13-2

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Table 13-3 Results of bottle roll tests on Milache ore samples	13-3
Table 14-1 Summary of Silver Chip Sample Capping Thresholds for the Veins at Guanaceví	14-6
Table 14-2 Summary of Gold Chip Sample Capping Thresholds for the Veins at Guanaceví	14-7
Table 14-3 Search Ellipsoid Parameters for the Guanaceví Resource Models	14- 16
Table 14-4 Global Means by Vein Structure	14- 18
Table 14-5 Mineral Resource Estimate, Guanaceví Project[1], Effective Date October 31, 2014, Michael Munroe, SME Registered	14- 24
Table 14-6 Inferred Mineral Resource Estimate, Guanaceví Project[2], Effective Date October 31, 2014, Michael Munroe, SME Registered Member	14- 25
Table 15-1 Mining Cost per Tonne Milled Guanaceví Property	15-4
Table 15-2 Mineral Reserve Breakeven Cut-off Inputs for the Guanaceví Property	15-5
Table 15-3 Reconciliation of 2013 LOM to 2014 Geology / Plant Production	15-6
Table 15-4 Proven and Probable Mineral Reserves, Effective Date October 31, 2014, Michael Munroe, SME Registered Member	15-9
Table 18-1 Stand-by Electrical Generator Capacity	18-2
Table 18-2 Compressor Capacity	18-3
Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2014 (prices expressed in US$/oz)	19-2
Table 19-2 Summary of Contracts at the Guanaceví Mines Project	19-2
Table 20-1 Summary of Environmental and Mining Permits for the Guanaceví Project	20-1
Table 21-1 Budget 2014 and Actual 2014 Capital Costs for the Guanaceví Mines Project	21-1
Table 21-2 2015 Capital Cost Estimates for the Guanaceví Mines Project	21-2
Table 25-1 Mineral Resource Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	25-2
Table 25-2 Mineral Reserve Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	25-2
Table 26-1 Guanaceví Exploration Priority Targets – 2015	26-1

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F I G U R E S

Figure 4- 1 Guanaceví Mines Project, Mineral Concessions Map	4-3
Figure 5- 1 Partial View of the Town of Guanaceví	5-2
Figure 6- 1 Milache Longitudinal Section (Looking Northeast) showing Intersection Points on the Santa Cruz Vein	6-3
Figure 6- 2 Old Mine Waste Dump Located alongside the Road to the Santa Cruz and Porvenir Mines	6-4
Figure 7- 1 Regional Geology Map for the Guanaceví Mining District	7-5
Figure 7- 2 Guanaceví Mines Project Geology Map	7-7
Figure 8- 1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	8-2
Figure 9- 1 Surface Map showing Exploration Targets	9-4
Figure 9- 2 Surface Map of the Rocio-Pelayo area.	9-14
Figure 9- 3 Surface Map of the Pelayo area.	9-15
Figure 9- 4 Geological Map showing sampling in three mines at the Pelayo area.	9-15
Figure 9- 5 Surface Map of the Rocio-Catarica area	9-16
Figure 9- 6 Surface Map of the La Brisa area	9-16
Figure 9- 7 Surface Map of the Pelayo and Cuñas veins	9-17
Figure 9- 8 Photograph showing the Pelayo vein	9-17

Figure 9- 9 Photograph showing the Pelayo vein, inside the main workings (left); and photograph showing the last evidence of the Pelayo vein, at the hanging wall and footwall it’s the Conglomerate (JKcog) (right).

9-18
Figure 9- 10 Photograph showing Pelayo 2 vein (parallel structure to Pelayo) (left); and photograph showing the Pelayo 2 vein (right)	9-18
Figure 9- 11 Photograph showing the Pelayo 3 vein	9-18
Figure 9- 12 Photograph showing the Rocio Vein in an old-face (left); and photograph showing the entrance of a working of the Cuñas vein (right).	9-19
Figure 9- 13 Photograph showing the Catarica vein inside the Shaft-Face (left); and photograph showing the Catarica vein in old face (right).	9-19
Figure 9- 14 Trench ZPY-06 on the Pelayo vein (left) and Trench ZRC-02 on the Rocio vein (right).	9-19
Figure 9- 15 Surface Map of the Porvenir Cuatro area.	9-21
Figure 9- 16 Photographs showing fault zone and structure with an approximate width of 15 cm (left); and photograph showing vein with an approximate width of 2.75 m (right)	9-21
Figure 9- 17 El Aguaje Mine.	9-23
Figure 9- 18 Surface Map of the Santa Cruz South area.	9-25
Figure 9- 19 Photograph showing old trench located at the Santa Cruz South area (left); and photograph showing samples GVI-248 & GVI-249, with 0.80 m, and consisted of a vein of Quartz (white-minor gray), oxides of Mn and FeOx, dissemination of sulphides (right)	9-25
Figure 10-1 Surface Map showing completed drill holes in the Santa Cruz South Area	10-4
Figure 10-2 Longitudinal Section (looking NE) showing intersection points on Santa Cruz Vein in the Santa Cruz South Area	10-7
Figure 10-3 Santa Cruz Vein in Hole SCS1S-1	10-7
Figure 10-4 Santa Cruz Vein in Hole SCS1S-5	10-7
Figure 10-5 Santa Cruz Vein in Hole SCS2S-4	10-7

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Figure 10-6 Santa Cruz Vein in Hole SCS3S-1	10-8
Figure 10-7 Santa Cruz Vein in Hole SCS3S-3	10-8
Figure 10-8 Hw SCV Vein in Hole SCS4S-1.	10-8
Figure 10-9 Santa Cruz Vein in Hole SCS4S-1	10-8
Figure 10-10 Santa Cruz Vein in Hole SCS4S-2	10-8
Figure 10-11 Cross-Sections through Holes SCS1S-1, SCS1S-2, SCS1S-3, SCS1S- 4 & SCS1S- 5 and SCS2S-1, SCS2S-2, SCS2S-3, SCS2S- 4 & SCS2S- 5 Drilled to Test the Santa Cruz Vein in the Santa Cruz South area.	10-9
Figure 10-12 Cross-Sections through Holes SCS3S-1, SCS3S-2, SCS3S-3 & SCS3S-4 and SCS4S-1, SCS4S-2 & SCS4S-3 Drilled to Test the Santa Cruz Vein in the Santa Cruz South area.	10-9
Figure 10-13 Surface Map showing completed drill holes in the North Porvenir Area	10- 11
Figure 10-14 Longitudinal Section (looking NE) showing intersection points on Santa Cruz Vein in the North Porvenir Area	10- 13
Figure 10-15 Santa Cruz Vein in Hole UNP4- 3	10- 13
Figure 10-16 Santa Cruz Vein in Holes UNP4-4 and UNP4-5.	10-13
Figure 10-17 Santa Cruz Vein in Holes UP7- 1, UP7-2 and UP7-3.	10- 13
Figure 10-18 Cross-Sections through Holes UNP4-3 and UNP4-4 Drilled to Test the Santa Cruz Vein in the North Porvenir area.	10- 14
Figure 10-19 Cross-Sections through Holes UNP4 -5 and UP7-1, UP7-2 & UP7-3 Drilled to Test the Santa Cruz Vein in the North Porvenir area	10- 14
Figure 11-1 Performance of the Blank against Preceding Silver Assay	11-7
Figure 11-2 Performance of the Blank against Preceding Gold Assay	11-8
Figure 11-3 Max-Min plot for silver pulps duplicates	11-9
Figure 11-4 Max-Min plot for gold pulps duplicates	11-9
Figure 11-5 Max-Min plot for gold reject duplicates	11- 10
Figure 11-6 Max-Min plot for gold reject duplicates	11- 10
Figure 11-7 Max-Min plot for silver mine duplicate samples	11- 11
Figure 11-8 Max-Min plot for gold mine duplicate samples	11- 12
Figure 11-9 Flow Sheet for Core Sampling, Sample Preparation and Analysis	11- 14
Figure 11-10 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream.	11- 15
Figure 11-11 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream.	11- 15
Figure 11-12 Scatter Plot for Duplicate Samples for Gold	11- 16
Figure 11-13 Scatter Plot for Duplicate Samples for Silver	11- 17
Figure 11-14 Control Chart for Gold Assays from the Standard Reference EDR-30	11- 19
Figure 11-15 Control Chart for Silver Assays from the Standard Reference EDR-30	11- 19
Figure 11-16 Control Chart for Gold Assays from the Standard Reference EDR-36	11- 20
Figure 11-17 Control Chart for Silver Assays from the Standard Reference EDR-36	11- 20
Figure 11-18 Scatter plot of Check Assays for Gold	11- 21
Figure 11-19 Scatter plot of Check Assays for Silver	11- 21
Figure 12-1 MG Lab Guanaceví Mine	12-4
Figure 12-2 Performance of MG Lab Blanks - Sliver	12-5
Figure 12-3 Performance of MG Lab Blanks - Gold	12-5
Figure 12-4 Max-Min plot for internal MG lab silver pulp duplicates.	12-6

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Figure 12-5 Max-Min plot for internal MG lab gold pulp duplicates	12-6
Figure 12-6 Max-Min plot for internal MG lab silver pulp replicates.	12-7
Figure 12-7 Max-Min plot for internal MG lab gold pulp replicates	12-7
Figure 12-8 Control Chart for Silver Assays from the Standard Reference Sample CDN-FCM-6	12-9
Figure 12-9 Control Chart for Gold Assays from the Standard Reference Sample CDN-FCM-6.	12-9
Figure 12-10 Scatter plot of Check Assays for Silver submitted to Actlabs.	12- 10
Figure 12-11 Scatter plot of Check Assays for Gold submitted to Actlabs	12- 11
Figure 14-1 Portion of typical resource long section (Porvenir North) showing examples of resource and reserve blocks as explained in text.	14-9
Figure 14-2 Longitudinal Section showing the Resources for the Epsilon-Soto Vein	14- 10
Figure 14-3 Longitudinal Section showing the Resources for the Footwall Soto Vein	14- 10
Figure 14-4 Longitudinal Section showing the Resources for the Hanging Wall Soto Vein	14- 11
Figure 14-5 Longitudinal Section showing the Resources for the Epsilon Vein	14- 11
Figure 14-6 Longitudinal Section showing the Resources for the San Joaquin Vein	14- 12
Figure 14-7 Longitudinal Section showing the Resources for the La Blanca Vein	14- 12
Figure 14-8 Longitudinal Section showing the Resources for the Mi Niña Vein	14- 13
Figure 14-9 Longitudinal Section showing the Resources for the HWSCV Vein in the Santa Cruz South area	14- 13
Figure 14-10 Longitudinal Section showing the Resources for the Santa Cruz Vein in the Santa Cruz South area	14- 14
Figure 14-11 Longitudinal Section showing the Resources for the Santa Cruz Vein in the North Porvenir area	14- 14
Figure 14-12 Vertical Longitudinal Section of Santa Cruz showing block model draped over vein wireframes.	14- 19
Figure 14-13 Horizontal Section, Santa Cruz, Elevation 2040m showing block model and drillhole composite information.	14- 20
Figure 14-14 Horizontal Section, Santa Cruz, Elevation 1940m showing block model and drillhole composite information.	14- 21
Figure 14-15 Santa Cruz Vertical Section showing block model and drillhole composite information	14- 22
Figure 15-1 Santa Cruz Vein resource and reserve section showing Proven Reserves in red, Probable Reserves in green; Measured Resources in orange, Indicated Resources in blue; Inferred Resources in light brown; and Mined areas are shown in gray.	15-8
Figure 17-1 View of Leach Tanks and CCD circuits (January 2014)	17-1
Figure 18-1 Portal for the Porvenir Cuatro Mine	18-2
Figure 18-2 Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project	18-4
Figure 18-3 Filtration circuit building (left); Two Diemme filter presses (right). The pictures taken January 2014	18-4
Figure 18-4 Updated satellite photo of Guanaceví tailings dam. The Rosario storm water pond (10,000 m3) was built on the top of old tailings to the South of the Cyanide Leach Plant.	18-5
Figure 18-5 View of the new Rosario tailings water pond with capacity 10,000 m3 (on the left); View of the dry stack tailings dam from the North -West to South-East (on the right)	18-5
Figure 18-6 View to water extraction wells (left); and to the South, water pond (right)	18-6
Figure 23-1 Adjacent Mineral Properties/Mines in the Guanaceví Mining District	23-2
Figure 23-2 Small Privately Owned Head frame Located just off the Endeavour Silver Property	23-3

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1.0	SUMMARY

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the Guanaceví Mines property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43-101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since startup in 2004, EDR has posted ten consecutive years of growth of its silver mining operations. In addition to the Guanaceví Mines property, EDR owns and operates the El Cubo Mine, and the Bolañitos Mine, both located near the city of Guanajuato in Guanajuato State, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of October 31, 2014. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term Guanaceví Property, in this report, refers to the entire area covered by the mineral license, while the term Guanaceví Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

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The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available to him at the time of writing.

1.1	Location and Property Description

The Guanaceví Mines Project is located within the Municipality of Guanaceví in the State of Durango near its northern border with the state of Chihuahua. The town of Guanaceví is located 260km northwest of Durango. The road from Durango to Guanaceví is paved and accessible year round.

Durango has a modern airport with daily flights to and from Mexico City and at the time of this report, biweekly nonstop flights to Houston, Texas. The Guanaceví Mines Project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres above sea level.

The Guanaceví mining district covers an area measuring approximately 5 km northeast southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Water for the operations is supplied from dewatering of the mines and the Guanaceví processing plant recycles all water.

Power to the Guanaceví Mines project is available from the regional grid (Comisión Federal de Electricidad).

Telephone and internet communications are integrated into the national land-based telephone system and provides reliable service.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

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1.2	Ownership

Endeavour Silver holds the Guanaceví Mines Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the Project is comprised of 51 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total Property area of 4,171.5546 ha.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

1.3	History

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past. The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

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During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century, silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth, in his 1905 volume entitled “The Mines of Mexico”, mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

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The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

1.4	Geology and Mineralization

1.4.1	Geology

The rock types of the district can be grouped into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies. The Guanaceví conglomerate at the base overlain by the Lower Volcanic Unit which in turn is overlain by the Upper Volcanic Unit.

The Guanaceví conglomerate, the oldest unit in the district (Upper Jurassic or Lower Cretaceous), is a 450m thick polymictic basal conglomerate composed of angular to sub angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement.

The Guanaceví conglomerate is overlain by the package of intermediate volcanics, the Lower Volcanics, a loosely-defined package of andesitic flows and volcaniclastic sediments correlated with Eocene volcanism. As observed in rocks that host Porvenir and Santa Cruz mine workings, the andesite occurs as a pale green to nearly black volcanic flow. The sequence of rock types in the Lower Volcanics is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow.

Rhyolite is the Upper Volcanic Unit and caps the lower volcanic andesite. The thickness of the Upper Volcanic unit appears to exceed 300m.

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

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1.4.2	Mineralization

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

1.5	Exploration

Since taking over in 2004 and to October 31, 2014, Endeavour Silver has completed 652 diamond drillholes totalling 181,567m and 22 reverse circulation drillholes totalling 2,977 m on the entire Guanaceví Mines Project. More than 50,921 samples have also been collected and submitted for assay.

Of this total, approximately 138,168m of diamond drilling in 466 holes have been completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations.

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In 2014, Endeavour Silver spent US $2,101,307 (including property holding costs) on exploration activities, mainly in the Santa Cruz South and North Porvenir areas.

1.5.1	Underground Drilling

Underground drilling in 2014 was limited to definition drilling between the Porvenir and the Santa Cruz Mines. Twenty one underground holes with 3,422.75 m were drilled and 1,644 samples collected and sent for assays.

1.5.2	Surface Drilling

In 2014, surface drilling was conducted on the Santa Cruz South area. A total of 23 core holes were drilled in 8,901.90 m with 2,722 samples collected and submitted for assay.

1.5.3	Other Activities

During 2014, surface geological mapping and sampling was conducted by Endeavour Silver on the Guanaceví Property, focusing on the Rocio-Pelayo, Porvenir Cuatro, Ampl. El Aguaje and Santa Cruz South areas. A total of 655 rock samples were collected and sent for analysis to ALS.

1.5.4	2015 Exploration Program

In 2015, to continue reinforcing the operating areas, Endeavour Silver plans to develop both surface and underground drilling in the Santa Cruz and Santa Cruz South areas. Also detailed mapping and sampling activities are planned for hanging wall of Santa Cruz vein zone and footwall of Santa Cruz vein in the Porvenir Cuatro area, also regional exploration will continue near the Guanaceví District.

Table 1-1 summarizes the planned 2015 exploration budget for the Guanaceví Mines Project.

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Table 1-1
Guanaceví Exploration Priority Targets – 2015

Project Area	2015 Program		Budget US $
	Metres	Samples

Surface Exploration Drilling
Santa Cruz South	4,000	1,200	793,600
Subtotal	4,000	1,200	793,600
Mine Operations Exploration Drilling
Mine Exploration	3,000	1000	673,600
Subtotal	3,000	1,000	673,600

Total (mine +exploration division)	7,000	2,200	1,467,200

1.6	2014 Mineral Resource Estimate

1.6.1	Mineral Resource Statement

The mineral resources for the Guanaceví Mines Project as of October 31, 2014 are summarized in Table 1-2. Resources are exclusive of the mineral reserves.

Table 1-2
Mineral Resource Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	53,300	192	0.28	329,400	500	362,500
Indicated	1,149,300	317	0.85	11,719,400	31,300	13,893,200
Total Measured and Indicated	1,202,600	312	0.83	12,048,800	31,900	14,281,800

Total Inferred	1,792,900	281	0.61	16,225,800	34,900	18,454,900

1.6.2	Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 1.40m. Assumed metal prices are $1540 per ounce for gold and $22.00 per ounce for silver. Measured and Indicated Resources are calculated using a cut-off of 188 g/t silver equivalent. Resource blocks below 188 g/t but above a cut-off of 100 g/t silver equivalent are considered for inclusion in inferred resources. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams.

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1.6.3	Methodology

Resources for the mining areas (Santa Cruz, Porvenir North and Porvenir Cuatro) of the Guanaceví Mines Project were estimated using both 2D polygonal and 3D modeling techniques, specifically inverse distance cubed (ID3). Blocks within the developed mine were estimated using 2D polygonal methods rather than 3D models. Areas defined by drilling were estimated using 3D models.

Resources for the exploration areas (San Joaquin, La Blanca-Mi Niña and Epsilon-Soto) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time. Resources for the Milache Project were estimated by Endeavour Silver using 3D modeling with the kriging interpolator. Resources for the newly discovered Santa Cruz South area was estimated using 2D polygonal method.

1.6.4	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to estimate the grade according to the following criteria.

For resources based on chip sample data, Measured Resources are projected a maximum of 10m from sample data or halfway to adjacent data points, whichever is less.

For polygonal based drillhole defined resources, (exploration holes), Measured Resources are based on drill intercepts spaced at between 10 and 25m. There are currently no Measured Resource blocks defined only by drilling at Guanaceví dude to sample spacing

Indicated Resources are projected a maximum of 35m from sample data or halfway to adjacent data points, including development, chip samples or drillhole intercepts, whichever is less.

For polygonal based drillhole defined resources, (exploration holes), Indicated Resources are defined as the area based on a 25m radius around a drillhole.

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Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure.

Inferred Resources within operational areas are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. Inferred resources are based on drill intercepts spaced at between 35 and 70m depending on the structural complexity and geological continuity.

For polygonal based drillhole defined resources, (exploration holes), Inferred are defined as the area based on a 50m radius around a drillhole.

1.7	2014 Mineral Reserve Estimate

1.7.1	Mineral Reserve Statement

The mineral reserves for the Guanaceví Mines project as of October 31, 2014 are summarized in Table 1-3.

Table 1-3
Mineral Reserve Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	311,000	322	0.59	3,221,500	5,900	3,635,900
Probable	268,700	274	0.65	2,370,600	5,600	2,763,200
Total Proven and Probable	579,700	300	0.62	5,592,200	11,500	6,397,200

1.7.2	Mineral Reserve Parameters

Resource blocks are diluted to a minimum mining width of 1.4m. Assumed metal prices are $1260 per ounce for gold and $18 per ounce for silver. Resource blocks above a cut-off of 230 g/t silver equivalent are considered for inclusion in reserves. Dilution is generally applied at a constant 20% after being diluted to the minimum mining width. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams. Silver and gold recoveries are 84.0% and 86.3% respectively.

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1.7.3	Definitions and Classifications

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanaceví reserves have been derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured Resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanaceví, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Guanaceví, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

1.8	Development and Operations

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines Project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

As of November 30, 2014, the Guanaceví Mines project had a roster of 536 employees and an additional 102 contractors. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

A conventional cut and fill mining method is employed with the stopes generally 150m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4m by 4m for the primary ramps and 3.5m by 3.5m for the secondary ramps.

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In the lower parts of the mine, stope access is by 90 m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

For the year ending December 31, 2014, silver production was 3,587,639 oz and gold production was 7,641 oz. Plant throughput to December 31st 2014 was 423,251 tonnes at an average grade of 314 g/t silver and 0.65 g/t gold. In 2014, mill recoveries averaged 84.0% for silver and 86.4% for gold.

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district. The mill has undergone a number of upgrades since 1970, and further upgrades since Endeavour Silver took over the day-to-day operations.

In 2014 the mill processed ore from the mines of Porvenir Cuatro, Porvenir North, and Santa Cruz, as well as purchased (third party) ore. In 2011, the grinding circuit had an average capacity of 1,000 t/d. In 2014, the grinding circuit had an average capacity of 1,300 t/d.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products. Endeavour Silver produces doré silver-gold bars which it then ships for further refining at Peñoles facility in Torreon. Then the refined metal is sold through Auramet on the London metal exchange.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines Project.

The cash operating cost of silver produced at the Guanaceví Mines project as of December 31, 2014 was $ 9.73 per oz, compared to $14.32 for the fiscal year 2013. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2014 averaged US $ 104.07 per tonne, compared to US $110.93 in 2013 and US $103.82 in 2012.

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For 2015, Endeavour Silver is forecasting production of 3,241,474 ounces of silver and 6,566 ounces of gold from the Guanaceví Mines project. Plant throughput for 2015 is forecast at 443,300 t at an estimated average grade of 275 g/t silver and 0.54 g/t gold. Recoveries are forecast to average 82.7 % and 85.3% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North, Porvenir Cuatro and Santa Cruz mines.

The property has substantial resource potential. Beyond 2015, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources.

Endeavour Silver actively continues acquiring rights to new properties in the Guanaceví district.

1.9	Conclusions and Recommendations

1.9.1	Conclusions

The QP considers the Guanaceví resource and reserve estimates presented in this report follow the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have a negative effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by Endeavour Silver are highly prospective both along strike and down dip of the existing known mineralization, and that further resources could be converted into reserves with additional exploration and development especially in and around the Santa Cruz Mine.

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Endeavour’s Regional Exploration unit has at their disposal modern exploration techniques that were not available to previous exploration and mining companies that worked the district. With many new discoveries in the area, some of which are currently in production, Endeavour has shown that applying modern concepts and techniques greatly enhances the likelihood of success.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains optimistic.

1.9.2	Recommendations

Exploration in the Guanaceví District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent. The QP recommends that exploration continue and that budgeted exploration plans discussed in Section 26.1 be executed.

The QP recommends that modeling parameters and procedures be regularly reviewed to develop better estimation plans.

Additionally, the QP recommends the following:

1)	That future budgets include and take advantage of modern- day technology improve the quality of the underground samples used for resource evaluation.

2)

The continued development of an effective reconciliation plan for the Guanaceví Mines Project. Stope- by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long-term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

3)	That mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations.

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2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the mines and exploration properties that are part of the Guanaceví Mines Unit of Endeavour Silver Corp. in Guanaceví, Durango State, Mexico.

This report forms an update to the report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project Durango State Mexico” dated March 27 2014. This report was prepared in-house by Endeavour Silver Corp. (EDR) staff.

2.1	Terms of Reference

This Technical Report has been prepared by Endeavour Silver Corp. (EDR) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the Guanaceví Mines Project. This information has resulted from additional underground development, sampling, exploration drilling, and includes updated Mineral Resource and Reserve estimates.

Endeavour Silver Corp. is a Canadian based mining and exploration company active in Mexico. Endeavour is based in Vancouver, British Columbia with management offices in Leon, Mexico and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company operates three units consisting of several independent mines, the Guanaceví Unit in northwest Durango State, The Bolañitos Unit and the Del Cubo Unit both located in Guanajuato State near the city of Guanajuato.

The consolidated metal production to December 31, 2014 from Endeavour Silver Corp’s operations was 7,212,074 oz Ag, 62,895 oz Au, from 1,404,406t of ore equating to 11,614,724 oz AgEq at a consolidated cash cost of US $8.31/oz Ag.

Endeavour Silver Corp. has been a “producing issuer” since 2004. Pursuant to section 5.3.2 of National Instrument (NI 43-101), Endeavour Silver Corp., as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company is not required to commission an independent Qualified Person to write the technical report.

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The mines located at EDR’s Guanaceví Unit is the subject of this technical report. The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of October 31, 2014 as well as to detail production at the mine during the ten month period January-October 2014.

2.2	Qualified Persons

The Qualified Person (QP), as defined in NI 43–101 and in compliance with Form 43–101F1 Technical Report, responsible for the preparation of the Report is Mr. Michael J. Munroe, Registered Member, Society of Mining Engineers #4151306RM.

Mr. Munroe made regular visits to the Guanaceví Mines Property during 2014 the last being October 23-26, 2014.

Mr. Munroe acted as project manager during preparation of this report, and is responsible for report Sections 1 through 28.

Endeavour Silver staff provided input to the report, under the supervision of Mr. Munroe.

2.3	Effective Dates

The Mineral Resources have an effective date of October 31, 2014.

The Mineral Reserves have an effective date of October 31, 2014.

Drill data and information on the mining operation is current to December 31, 2014

There were no material changes to the data, models or technical information on the Guanaceví Mines Property between the effective date and the signature date of the Report.

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2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%).

Table 2-1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

The exchange rate as of the report effective date of October 31, 2014 was approximately US$1.00 equal to MXP13.46.

Table 2-1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Milligram(s)	mg
atomic absorption	AA	Millimetre(s)	mm
BSI Inspectorate	BSI	Million metric tonnes per year	Mt/y
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million ounces	Moz
Canadian National Instrument 43-101	NI 43-101	Million tonnes	Mt
Carbon-in -leach	CIL	Million years	Ma
Centimetre(s)	cm	Minera Capela S.A de C.V.	Minera Capela
Comisión de Fomento Minero	Fomento Minero	Minera Planta Adelente S.A. de C.V.	Minera Planta Adelente
Copper	Cu	Minera Santa Cruz y Garibaldi S.A. de C.V.	Minera Santa Cruz
Cubic feet per minute	cfm	Nearest Neighbor	NN
Day	d	Net present value	NPV

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Degree(s)	o	Net smelter return	NSR
Degrees Celsius	oC	North American Datum	NAD
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ordinary Kriging	OK
Dollar(s), Canadian and US	$, CDN $ and US $	Ounces (troy)	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Endeavour Silver Gold S.A de C.V.	Endeavour Silver Gold	Parts per billion	ppb
Feet = 0.3048 metre	ft. or (')	Parts per million (= g/t)	ppm
Global Positioning System	GPS	Percent(age)%
Gold	Au	Potassium-Argon (referring to age date technique)	K-Ar
Gram (1g = 0.001 kg)	g	Pounds per square inch	psi
Grams per metric tonne	g/t	Qualified Person	QP
Greater than	>	Quality Assurance/Quality Control	QA/QC
Grupo Peñoles	Peñoles	Range Consulting Group, LLC	Range Consulting
Hectare(s)	ha	Robust relative standard deviation	RSD
Horsepower	hp	Rock Quality Designation	RQD
Inches, 2.42 cm	in or (")	Second	s
Internal rate of return	IRR	Silver	Ag
Inverse Distance Weighted	IDW	Specific gravity	SG
Kilogram(s)	kg	SRK Consulting Limited	SRK
Kilometre(s)	km	Standard Reference Material	Standard
Kilovolt-amps	Kva	System for Electronic Document Analysis and Retrieval	SEDAR
Lead	Pb	Système International d’Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	l	Tonnes (metric) per day	t/d, tpd
Megawatt	Mw	Tonnes (metric) per month	t/m
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví	Universal Transverse Mercator	UTM
Metre(s)	m	Year	y
Mexican Peso	mxp	Zinc	Zn

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2.5	Information Sources and References

Information used to support this Technical Report is based on previously published material, historical documents, professional opinion, geological maps and reports, technical papers and published government reports listed in Section 27, (References) of this Technical Report, Endeavour Silver’s history and experience as a producer in Mexico, as well as unpublished material provided by Endeavour Silver.

Sources of data include diamond drilling, downhole surveys, underground chip sampling and underground survey data.

Sources of data also include actual and historic mining and processing production.

2.6	Previous Technical Reports

Endeavour Silver has filed the following technical reports for the Guanaceví Unit:

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico

Lewis, W.J., Murahwi, C., and San Martin, A.J., (2013). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C., and San Martin, A .J., (2012). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43- 101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2011). NI 43- 101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

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Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2010). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2009). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Devlin, B.D., (2008). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by B. Devlin, V.P. Exploration for Endeavour Silver, effective date December 31, 2007.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K., (2007). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2006.

Olson, A. E., (2006). Technical Report, Mineral Resource and Minera Reserve Estimate, Guanaceví Mines Project, Durango, Mexico for Endeavour Silver, : unpublished NI 43-101 technical report prepared by Range Consulting for Endeavour Silver, effective date March 31, 2006.

Spring, V., (2005). A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico: unpublished NI 43-101 technical report prepared by Watts, Griffis, McOuat for Endeavour Silver, effective date May 10, 2005.

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3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Endeavour Silver. The information, conclusions, opinions, and estimates contained herein are based on:

•	Internal information available at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information available from the Guanaceví Mines operations and other third party sources.

The QP, while taking full responsibility for the report content, recognizes the support of:

•	Luis Castro, VP Exploration,

•	Elkin Ceballos, Chief Geologist,

•	Agustin Platas, Plant Manager.

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4.0	PROPERTY DESCRIPTION AND LOCATION

Since May, 2004, the Guanaceví Mines Project has been owned and operated by wholly owned subsidiary companies of Endeavour Silver of Vancouver, Canada.

4.1	Location

The Guanaceví Mines Project is located in the northwest portion of the Mexican state of Durango near its border with the state of Chihuahua. The project is located 3.6 km from the town of Guanaceví, approximately 260 km northwest of the city of Durango, which is the state capital. The town of Guanaceví also gives its name to the mining district which surrounds it.

The Guanaceví Mines Project is located at the approximate UTM coordinates of 401250 east and 2866500 north in zone 14 NAD 27, or 105°58'20"W longitude and 25°54'47"N latitude.

4.2	Ownership and Property Description

The Guanaceví Mines Project consists of an industrial complex that includes underground silver-gold mines and a cyanidation ore processing plant in the Guanaceví mining district, Durango State, México.

The Guanaceví Mines Project is located in the Guanaceví mining district which covers an area measuring approximately 5 km northeast-southwest by 10 km northwest-southeast and contains more than 50 silver-gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Currently, the Guanaceví Mines Project operates at 1160 t/d. This Technical Report describes current operating conditions and future projections as planned by Endeavour Silver. Since acquiring the property, Endeavour Silver has initiated an aggressive program of exploration, mine preparation, cyanidation plant improvement and equipment replacement.

Endeavour Silver’s primary short-term goal at Guanaceví is to invest in mine development and plant improvements in order to steadily increase production. Endeavour Silver’s longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for further plant expansion.

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Endeavour Silver’s management recently prepared a 2015 production and exploration forecast, based on a new mine plan and new exploration targets.

4.3	Mineral Tenure

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 51 mineral concessions. See Figure 4-1 for a concession map of the Guanaceví Mines Project and Table 4-1 for relevant information regarding the individual concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 4,171.5546 ha. The annual 2015 concession tax for the Guanaceví Properties is estimated to be approximately 433,036 Mexican pesos (pesos), which is equal to about US $32,172 at an exchange rate of 13.46 pesos to US $1.00.

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Figure 4-1 Guanaceví Mines Project, Mineral Concessions Map

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Table 4-1
Guanaceví Mines Concessions Controlled by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2015 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
Santa Cruz Dos	191773	19/12/1991	18/12/1941	113.5387	15,922	15,922
El Pelayo Y Anexas	193392	19/12/1991	18/12/1941	56.2519	7,888	7,888
Unif. Santa Cruz	186577	24/04/1990	23/04/1940	28.5896	4,009	4,009
San Guillermo	179601	11/12/1986	10/12/1936	5.0000	701	701
Unificacion Flora	189233	05/12/1990	04/12/1940	36.5506	5,125	5,125
San Marcos	185486	14/12/1989	13/12/1939	5.5469	778	778
San Vicente	187020	29/05/1990	28/05/1940	8.0000	1,122	1,122
Nuestra Senora	185412	14/12/1989	13/12/1939	5.6000	785	785
San Pedro Uno	191143	29/04/1991	28/04/1941	49.8437	6,990	6,990
El Porvenir Dos	161449	10/04/1975	09/04/2025	30.0000	4,207	4,207
La Sultana	162915	08/08/1978	07/08/2028	11.5889	1,625	1,625
El Milache	163509	10/10/1978	09/10/2028	42.8866	6,014	6,014
Veronica	167013	11/08/1980	10/08/1980	11.7648	1,650	1,650
El Desengaño	187018	29/05/1990	28/0540	19.4747	2,731	2,731
El Calvario	191733	19/12/1991	18/12/1941	1.3098	184	184
Elizabeth	180568	13/06/1987	12/06/1937	16.9973	2,384	2,384
El Rocio	227665	28/07/2006	27/07/1956	51.2334	4,082	4,082
La Brisa 3	236564	16/07/2010	15/07/1960	715.8666	14,181	14,181
La Gloria	238353	23/09/2011	22/09/1961	309.9369	6,140	6,140
La Brisa 4	240296	16/05/2012	15/05/1962	1584.4986	15,179	15,179
La Brisa 4, Fracc.	239873	29/02/2012	28/02/1962	51.8008	496	496
La Brisa 5	239874	29/02/2012	28/02/1962	214.6744	2,057	2,057
Ampl. Al Bajo Del Nvo. P.	184074	15/02/1989	14/02/1939	7.3062	1,025	1,025
La Mazatleca	186475	02/04/1990	01/04/1940	14.1797	1,988	1,988
La Guirnalda	187771	17/09/1990	16/09/1940	46.7611	6,557	6,557
La Guirnalda 2	219707	03/04/2003	02/04/1953	5.9915	840	840
San Pablo	216716	28/05/2002	27/05/1952	3.3972	476	476
Ana Maria	214167	18/08/2001	17/01/1951	3.2320	453	453
El Martir	215925	02/04/2002	01/04/1952	8.8675	1,243	1,243
Ampl. Del Soto	191987	19/12/1991	18/12/1941	3.9998	561	561
IDA	191659	19/12/1991	18/12/1941	4.9086	688	688
Epsilon	195079	25/08/1992	24/08/1942	7.0622	990	990
El Terremoto	193869	19/12/1991	18/12/1941	12.0000	1,683	1,683
Alajaa	183881	23/11/1988	22/11/1938	11.2050	1,571	1,571
Barradon 7	214162	18/08/2001	17/01/1951	37.1376	5,208	5,208
Santa Isabel	204725	25/04/1997	24/04/1947	84.0000	11,779	11,779
Noche Buena	167563	26/11/1980	25/11/1930	79.8962	11,204	11,204
El Porvenir Cuatro	168105	13/02/1981	12/02/1931	30.0000	4,207	4,207

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La Brisa	224158	19/04/2005	18/04/1955	25.5518	3,583	3,583
El Cambio	205475	17/09/1997	16/09/1947	11.9962	1,682	1,682
La Onza	211502	30/05/1991	29/05/1941	18.2376	2,557	2,557
San Nicolas	191543	19/12/1991	18/12/1941	4.4838	629	629
Ampl. de San Nicolas	191675	19/12/1991	18/12/1941	2.5934	364	364
Garibaldi	224396	04/05/2005	03/05/1955	165.4490	23,201	23,201
Santa Cruz Ocho	215911	19/03/2002	18/03/1952	165.6280	23,226	23,226
El Pelayo	219709	03/04/2003	02/04/1953	5.8881	826	826
El Aguaje De Arriba	170158	17/03/1982	16/03/1932	5.0000	701	701
A. El Aguaje De Arriba	170159	17/03/1982	16/03/1932	7.0000	982	982
La Plata	170156	17/03/1982	16/03/1932	2.0000	280	280
La Prieta	148479	29/10/1967	28/10/2017	7.0000	982	982
San Fernando	160545	23/08/1979	22/08/2029	19.8279	2,780	2,780
Totals				4,171.5546	216,518	216,518

In Mexico, since 2005 there is only one type of mining concessions which is valid for 50 years and is extendable provided that the application is made within the five-year period prior to the expiry of the concession and the biannual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west, and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession. Most of the exploitation concessions which comprise the Guanaceví Mines Project are surveyed but do not have their boundaries orientated astronomically north-south and east-west because the concessions predate the introduction of this legislation.

For the concessions to remain in good standing, a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers production and any work accomplished on the property between January and December of the preceding year.

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4.3.1	Property Agreements

Endeavour Silver has executed a number of agreements regarding the acquisition of the mineral properties, mining rights and processing facility which comprise Guanaceví Mines Project. The details of the agreements were extensively reported in the previously filed technical reports.

All obligations of these agreements have been completed, with the exception of the Garibaldi Agreement, which is in good standing.

	4.3.1.1.	Garibaldi Agreement

In May 2014, Endeavour Silver acquired an option on the Garibaldi Property (165 ha), located approximately 2.5 km southeast of Endeavour Silver’s active Porvenir silver/gold mine in the Guanaceví district.

The option agreement requires Endeavour Silver to make a total of US $150,000 in cash payments over a 3 year period (US $50,000 per year).

	4.3.1.2.	Milache Agreement

In 2014, Endeavour Silver made an agreement for surface access to the Milache property with the San Pedro community. Milache is located approximately 4 km northwest of Endeavour Silver’s active Porvenir mine.

The agreement requires Endeavour Silver to make a total of US $ 366,530 (5.3 million MXP) in cash payments over a 4 year period.

	4.3.1.3.	Royalties

Due to the different agreements that Endeavour Silver made to obtain the mining concessions that comprises the Guanaceví Property, to date the following royalties are current:

Table 4-2
Summary of Endeavour Silver’s Royalties

Agreement	NSR	Concession Name	Title Number	Hectares
Minera Las Albricias	1%	Ampl. Al Bajo Del Nvo. P.	184074	7.3062
		La Mazatleca	186475	14.1797
		La Guirnalda	187771	46.7611

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		La Guirnalda 2	219707	5.9915
		San Pablo	216716	3.3972
		Ana María	214167	3.2320
		El Martir	215925	8.8675
		Ampl. Del Soto	191987	3.9998
		Ida	191659	4.9086
		Epsilon	195079	7.0622
		El Terremoto	193869	12.0000
		Alajaa	183881	11.2050
		Barradon 7	214162	37.1376
		Santa Isabel	204725	84.0000
		Noche Buena	167563	79.8962
		Santa Cruz Dos	191773	113.5387
		El Pelayo y Anexas	193392	56.2519
		Unif. Santa Cruz	186577	28.5896
		San Guillermo	179601	5.0000
Minera Capela	3%	Unificación Flora	189233	36.5506
		San Marcos	185486	5.5469
		San Vicente	187020	8.0000
		Nuestra Señora	185412	5.6000
		San Pedro Uno	191143	49.8437
Ignacio Barraza	2%	Garibaldi	224396	165.449

4.3.2	Access Agreements

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and two local ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes. Table 4-3 summarizes the surface access rights as at December 31, 2013.

Table 4-3
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Validity	Term	Drill Pads (Pesos)	ANNUAL PAYMENT (PESOS)
Comunidad De San Pedro	San Pedro	4 Years	10/10/2012 - 2016	8,000	None
Ejido Arroyo Del Hacho	Guanaceví	15 Years	27/11/2005 - 2020	None	10,000
Ejido La Soledad	La Brisa	5 Years	26/06/2011 - 2016	6,000	None
Alfonso Flores Varela	La Brisa	5 Years	15/06/2011 - 2016	7000	None
Taurino Cisneros Haros	La Brisa	5 Years	16/06/2011 - 2016	7,000	None
Rosa Elena Rivera Carrera	Santa Cruz Sur	3 Years	04/02/2014 - 2017	15,000	None

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4.4	Licenses, Permits and Environment

Endeavour Silver reports that it is in compliance with monitoring environmental aspects and with applicable safety, hygiene and environmental standards.

4.5	Environment

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines Project. Further details are covered in Section 20 of this report.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Guanaceví Property is readily accessible from the city of Durango, capital of the Mexican state of Durango, via paved roads. Access is primarily gained by taking Mexican State Highway 45 north to the town of Canatlan, then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, and ending at the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 260 km and requires about four and one half hours to drive. Guanaceví has a small unmaintained airport with a 1,000 m long dirt airstrip located a few kilometres south of the town and capable of handling light aircraft.

The city of Durango is an old colonial city (founded in 1563) which served as the political and ecclesiastical capital of the Nueva Vizcaya province of New Spain until 1823. Minerals are the chief product but the city is also an agricultural, commercial and tourist centre. The city has approximately 580,000 inhabitants (INEGI, 2010) and is the closest major population centre to Guanaceví. Durango has an international airport with numerous regional flights to other major Mexican cities as well as international flights to Houston.

The Guanaceví Properties lie 3.6 km from the town of Guanaceví which was founded in 1535. From the town of Guanaceví, a well-conditioned dirt road leads southwards a few kilometres to the flotation and cyanidation plant and the Endeavour Silver offices and then an additional 5 km further to the Santa Cruz and Porvenir mines. Figure 5-1 is a view of part of the town of Guanaceví from the road leading to the Santa Cruz and Porvenir mines.

The population of Guanaceví is approximately 2,087 (2005), and the town has all modern amenities, including primary schools and a secondary school (high school), various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a casa de cambio (foreign exchange house) and an ATM machine. The town, mine and plant are connected to the national land-based telephone system that provides reliable national and international direct dial telephone communications, as well as stable internet connections and satellite television.

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Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district.

Reproduced from the Micon 2013 report

Figure 5-1 Partial View of the Town of Guanaceví

5.2	Climate

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. The climate poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

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5.3	Local Resources and Infrastructure

The industrial water for the plant is recycled, with the make-up water (60,000 m3/y of fresh water) being obtained from a nearby underground mine. Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine. In 2011, Endeavour Silver completed an upgrade of the power to the mine and mill sites by installing a second line into main power supply.

An upgrade to the tailings dam was completed in 2010 and began dry staking tailings. There is currently sufficient capacity for many years of production.

At each of the mine sites, the water required is supplied from the dewatering of the mines. The tailings facility at the plant is set up to recycle all water back into the ore processing plant.

Apart from offices, warehouses and other facilities, Endeavour Silver also provides dormitories and limited housing facilities for employees working on a rotational work schedule. Much of the labour work force lives in Guanaceví and nearby communities. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

5.4	Physiography

The town of Guanaceví is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidental mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m.

The mountains are covered with predominately scrub oak and pine trees, and occasional cactuses, with the pine trees more prevalent at the higher elevations.

Wildlife in the area consists of deer, badger, foxes, coyotes, squirrels, rabbits and mice.

5.5	Sufficiency of Surface Rights

Endeavour has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the property for all needed surface infrastructure related to the life-of-mine plan, including processing, maintenance, fuel storage, explosives storage and administrative offices. There exists sufficient capacity in existing tailing impoundments for tailings disposal.

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Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines Project.

5.6	Comments on Section 5

Mining at the Guanaceví Project operates on a year-round basis. Details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

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6.0	HISTORY

6.1	Guanaceví Mining District and the Guanaceví Property

Mining has played an important role in Mexico since pre- historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found.

The wealth found in these early mines served as an incentive for the early colonizers to locate to remote and barely accessible portions of the county.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

6.2	Historical Exploration

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

At the start of the 1960’s, Engineer Mejorado of Peñoles Mining Company recommended more exploration to prove up the resource estimate of 360,000 t grading 500 g/t silver at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below Level 13. This drilling was completed in 1983, with a reported additional 229,000 t outlined grading 1.20 g/t gold and 525 g/t silver, over an average thickness of 4.66 m.

Watts, Griffis and McOuat Limited (WGM) noted in its 2005 Technical Report that “The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral Winke diamond drillholes (diameter approximately 1 inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources.” However, WGM stated further that it believed that more than half of the areas of potential resources, except for those below the water table (below Level 13), had been mined out.

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Pan American Silver Corp. (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drillholes in the North Porvenir area, holes SSC-01, SSC-02 and SSC-03.

Since taking over in 2004 and to December 31, 2014, Endeavour Silver has completed 652 diamond drill holes totalling 181,567 m and 22 reverse circulation drill holes totalling 2,977 m on the entire Guanaceví Mines Project. More than 50,921 samples have also been collected and submitted for assay.

Of this total, approximately 138,168 m of diamond drilling in 466 holes have been completed on the Santa Cruz vein structure (Table 6-1). Holes were drilled from both surface and underground drill stations.

Table 6-1
Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2014)

Project	Diamond Drill Holes	Metres
North Porvenir	214	60,125
Porvenir Dos	24	5,062
Porvenir Cuatro	31	9,176
La Prieta	12	2,627
Santa Cruz	84	18,731
Alex Breccia	27	8,614
Milache	51	24,931
Santa Cruz South	23	8,902
Total	466	138,168

Endeavour’s exploration programs up to the end of 2013 have been described in previous Technical Reports by Munroe. The 2014 program is discussed in Sections 9 and 10. To provide continuity, a brief description of the 2013 exploration program is included below.

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In 2013, exploration drilling activities were focused on exploring the Santa Cruz vein structure to the north of the Porvenir mine, in the Milache Claim. Endeavour Silver had completed a total of 10,437.40 m in 20 holes (Figure 6-1).

Figure 6-1 Milache Longitudinal Section (Looking Northeast) showing Intersection Points on the Santa Cruz Vein

6.3	Historical Mining and Production

6.3.1	Mining

Historic mining was reported in the previous Micon Technical Reports and is reproduced here for the sake of continuity.

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The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past. See Figure 6.3 for a photograph of an old mine waste dump located in the trees, alongside the road to the Santa Cruz and Porvenir mines.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

Reproduced from the Micon 2013 report.

Figure 6-2 Old Mine Waste Dump Located alongside the Road to the Santa Cruz and Porvenir Mines

The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut and fill underground mining methods.

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Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favour the higher cost, cut and fill mining method, with development waste used for backfill.

6.3.2	Production

Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish. During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province. The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century when five processing plants were in operation and more than 15 mines were in production.

In an article by George Wilson in the July, 1882 copy of The Engineering and Mining Journal, he states the following: “…a Canadian company has forty stamps en route for Guanaceví, while two American companies are now negotiating for mines at Guanaceví to put up 100 stamps. This last-named camp has been worked by Mexicans for one hundred years, beneficiating the ores in arrastras and patio, at a cost of about $30 per ton; but by American machinery and processes, the cost of mining, hauling to mill, and beneficiating, will not exceed from $15 to $18 per ton, all told; while the average yield in the arrastras and patio of all the ores worked in the district is over 70 ounces of silver and half an ounce of gold per ton. Many of the shafts are down 300 feet, and the ores have so far invariably increased in width and yield with depth. They are true fissure veins and of great permanence, being distinctly traceable and worked on for an extension of over twelve miles from north to south. There are enough workings now open to supply ore for 500 stamps, breasts of ore six, eight, ten, and twelve feet wide being usual.” A second article by George Wilson in the same journal mentioned that “....a sale of mines at Guanaceví was closed; the price is kept private, but believed to be in the neighbourhood of $300,000. The buyers made a very careful examination of the property Their average samples of the mines assayed 342 ounces, 265 ounces, 145 ounces, 115 ounces, and 78 ounces silver per ton.”

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J.R. Southworth, in his 1905 volume entitled “The Mines of Mexico”, mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

Guanaceví was named as one of the most important districts in Western Durango in a 1908 article on the silver mines in Mexico contained in the “Transactions of the American Institute of Mining Engineers”, but only a description of the silver veins and the host rock in given and no mention is made of the actual silver production.

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

Since the 1910 Revolution, production has been sporadic. The Guanaceví Mining Company operated from the 1930’s until production ceased in 1942. Daily output was approximately 110 t/d.

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In the 1970’s, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small scale Mexican mining industry, constructed a 400 t/d flotation plant, now the MG plant. The plant has been expanded over time to its present capacity of 1,000 t/d for the cyanide circuit.

In the early 1990’s, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, MG, a private company, purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, total plant production included 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradón and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small scale operations.

Prior to Endeavour Silver management, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920’s, Peñoles purchased several mines including the Santa Cruz mine, where from 1921 to 1924, the 330 m inclined shaft and several kilometres of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots.

However, the exploration results gave little promise to Peñoles at that time. The mine entered into a passive state and Peñoles rented the mines to various contractors who, up to 2004, slowly mined the more accessible mineralization.

In 2004, Endeavour Silver completed a final agreement with the Mexican partner that owned the Metalurgica Guanaceví plant and shareholders of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz) to take over the Santa Cruz mine. Within a month of signing the agreement with the shareholders of Minera Santa Cruz, drilling started and when the drilling confirmed the three holes completed by Pan American a ramping was initiated in 2004 to intersect the area. In six months, the ramp had intersected the new zone and 10,000 tonnes were extracted. Through 2005, approximately 1,524 m of ramping, 1,122 m of drifting and 466 m of raising were completed and 102,617 t were milled.

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While it is evident that historical production has occurred in the Guanaceví mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Vizcaya province of Nueva España.

Historical production for the years 1991 to 2003, at the Guanaceví Mines Project, prior to Endeavour Silver’s involvement, is roughly estimated in Table 6-2.

Table 6-2
Summary of the Production for the Guanaceví Property (1991 to 2003)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 (est.)	470 (est.)	1.0 (est.)
1992	10,128	340 (est.)	1.3 (est.)
1993	12,706	320 (est.)	0.8 (est.)
1994	18,256	190 (est.)	0.5 (est.)
1995 (until May)	5,774	280 (est.)	0.5 (est.)
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	1

A summary of the production for the years 2005 through to 2013, after Endeavour Silver became involved, is presented in Table 6-3.

Table 6-3
Summary of Production for the Guanaceví Property (2005 through 2014)

Year	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver Recovered	Oz Gold Recovered	Recovery Silver (%)	Recovery Gold (%)
2005	102,617	385	0.88	948,323	2,332	74.7	80.5
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
2008	255,656	318	0.58	1,852,969	3,845	70.9	80.7
2009	230,632	322	0.80	1,873,833	5,243	78.4	88.8
2010	312,087	323	0.73	2,448,826	6,272	75.5	85.2
2011	363,076	311	0.69	2,659,956	6,845	73.3	84.8
2012	418,278	249	0.76	2,549,533	8,971	74.6	88.1
2013	435,922	253	0.60	2,772,227	6,784	78.2	80.7
2014	423,251	314	0.65	3,587,639	7,641	84.0	86.4
Total	2,885,069	310	0.70	21,953,762	54,383

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For the year ending December 31, 2014, silver production was 3,587,639 oz compared to 2,772,227 oz in 2013, an increase of 29%, with gold production of 7,641 oz compared to 6,784 oz in 2013, an increase of 13%. Plant throughput for 2014 was 423,251 t at an average grade of 314 g/t silver and 0.65 g/t gold, as compared to 435,922 t at an average grade of 253 g/t silver and 0.60 g/t gold during 2013. In 2014, recoveries averaged 84.0% and 86.4% for silver and gold, respectively.

6.4	Mineral Resources and Mineral Reserves

Historical resource and reserve estimates which were conducted prior to Endeavour Silver‘s involvement with the Guanaceví Mines Project will not be discussed in this report as, for the most part, they are historical estimates which were not conducted according to the CIM Standards for reporting mineral resources and reserves. In addition, since Endeavour Silver acquired ownership of the mine’ the resources and reserves have been revised every year based on both mining and exploration conducted during the year. These reports were posted to the SEDAR website by Endeavour Silver.

The last Technical Report to present a mineral resource and reserve estimate for the Guanaceví Mines Project was dated March 27, 2014, but the effective date of the estimate was December 31, 2013. The resource and reserve estimate complies with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Since the last estimate was reported, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines Project. A discussion of Resources can be found in Section 14.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The geological setting and mineralization of the Guanaceví Property is described in detail in the Range (March, 2006), Micon (2007, 2009, 2010, 2011, 2012 and 2013) and Munroe (2014) Technical Reports. The following description of the geological setting and mineralization has been largely excerpted from the March, 2014 Munroe report.

7.1	Regional Geology

The rock types of the district can be divided into three principal stratigraphic groups based on stratigraphic studies by the Consejo de Recursos Minerales and Endeavour Silver drill core-based observations during its exploration programs.

7.1.1	Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to sub-angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark coloured andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990’s consider it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

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The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto- like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

7.1.2	Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radio isotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase- hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone- sandstone beds is up to 120 m.

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Conglomerate beds of the Lower Volcanic Sequence are from a few centimetres to 150 m thick at the top of the package, and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3	Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units unconformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically-altered with silicification overprinting argillic alteration in the immediate hanging wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by rare earth element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggests a common source for the two volcanic packages that is difficult to reconcile with the idea of many millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radio isotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolaños district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

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See Figure 7.1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7-1 for a generalized stratigraphic column in the Guanaceví mining district.

Table 7-1
Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	Upper Volcanic Sequence Rhyolitic tuffs and ignimbrites	+ 300
	Eocene	Lower Volcanic Sequence Andesite porphrytic flow Andesite conglomerate Volcanic sandstone/siltstone	< 70 < 150 < 120
Jurassic (?)	(Late) ?	Guanaceví Formation	+ 450

Note: Table reproduced from the March, 2006 Technical Report by Range Consulting

7.1.4	Structural Setting

Figure 7.1, shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centred about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift centre, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high- angle normal faults that characterize the region are as follows:

•

The dominant structural trend in the region is northwest, with significant north- northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.

•	Northeast faults postdate the mineralized structures.

•	East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast–west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

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Figure 7-1 Regional Geology Map for the Guanaceví Mining District

Timing of uplift of the Guanaceví window is constrained by the following considerations:

•

Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north- northeast components. Northeast and east-west fractures are not significant in controlling the uplift pattern. Thus, uplift is early in the structural evolution described above.

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•	The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene to Miocene.

•	Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement

7.2	Project Geology

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines Project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to other veins in the Guanaceví district, except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east. See Figure 7-2 for the Guanaceví Mines Project geology map.

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Figure 7-2 Guanaceví Mines Project Geology Map

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hanging wall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

7.2.1	Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 70° to the southwest. From La Prieta to Porvenir Dos, it extends a distance of 5 km and averages approximately 3 m in width.

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The broader and higher-grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures with the intervening wall rocks also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest. A shallow northwest plunging striation, raking at 15°-30°, is noted on a number of fault planes within the Santa Cruz structure; these striations appear to be consistent with an observed sinistral movement seen on minor faults which produce small offsets of the Santa Cruz vein.

Particularly around the peripheral ore zones the vein is observed to develop imbricate structures, either as imbricate lenses shallowly oblique to the principal Santa Cruz trend or as vein segments offset by similarly trending minor faults. The trend of these structural features is generally slightly more westerly than the Santa Cruz vein/fault trend and steeper dipping. Veining is also often affected by north-south structures, which rarely seem to offset the main fault but do cause minor jogs in the vein; often the north-south structures are associated with manganese oxide concentrations and elevated silver grades.

7.2.2	Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hanging wall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

7.3	Mineralization

The mineralization of the Guanaceví Property is described in detail in the Range (2006), Micon (2007, 2009, 2010, 2011, 2012 and 2013) and Munroe (2014) Technical Reports. The following description of the mineralization has been excerpted from the March, 2014, Munroe report.

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The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low-sulphidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced for 5 km along the trend and averages about 3 m in width. Mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the “Footwall vein”, although in Porvenir Dos, the term “Conglomerate vein” has also been employed.

7.3.1	Santa Cruz Vein

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite- acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized, with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. The higher grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures, often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semi translucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, fluorite and calcite.

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This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive- to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodochrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which, in the Santa Cruz mine, is just below the 13 Level.

7.3.2	Footwall Veins

In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein lies in the footwall of the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (<1%) of sulphides (pyrite>sphalerite> galena>chalcopyrite) and rare pods (<50 cm) of sulphides. It appears likely from drill sections that these footwall vein occurrences are splays of the main Santa Cruz vein structure and are largely sympathetic to it. At the north end of North Porvenir, on Section 19, the footwall vein attains a true width of over 7 m with silver grades of approximately 400 g/t in some areas. In Porvenir Dos, the footwall vein is narrower than the Santa Cruz vein and is overall a lower-grade vein, although one high grade intercept (uncapped) has been recorded in drillhole PD 36-3, at 2,548 g/t silver over 1.25 m.

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8.0	DEPOSIT TYPES

The deposit types of the Guanaceví Property are described in detail in the Range (March, 2006) and Micon (April, 2007, March, 2009, March, 2010, March, 2011 and March 2012) Technical Reports. The following description was excerpted from the March, 2012, Micon report.

The Guanaceví silver-gold district comprises classic, high- grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, sub- horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high-grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure adapted from Berger & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others and dated December, 2013.

Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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9.0	EXPLORATION 2014

9.1	2014 Exploration Activities

9.1.1	Surface & Underground Drilling

During 2014, surface diamond drilling was conducted on the Santa Cruz South area, with a total of 23 holes and 8,901.90 m drilled. Underground drilling was conducted in the North Porvenir area, a total of 3,422.75 m were completed in 21 holes. A total of 4,366 samples were collected and submitted for assays. Exploration drilling undertaken during 2014 is summarized in Table 9-1.

Table 9-1
Exploration Drilling Activities in 2014

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Santa Cruz South	23	8,901.90	2722
North Porvenir	21	3,422.75	1644
Total	44	12,324.65	4,366

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen hold an interest in Endeavour Silver and both are independent of the company.

Underground diamond drilling was conducted, from May to October, using the drill contracting firm Rock Drill Mining S.A. de C.V. (Rock Drill); and from November to December it was conducted by Versa Perforaciones S.A. de C.V. (Versa). Neither Rock Drill nor Versa hold an interest in Endeavour Silver and both are independent of the company.

9.2	General Exploration and Drilling

9.2.1	2014 Exploration and Drilling

In 2014, Endeavour Silver spent US $2,101,307 (including property holding costs) on exploration activities mainly on the Santa Cruz South and North Porvenir areas, as detailed in Table 9-2.

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Table 9-2
Summary of the 2014 Expenditures for the Guanaceví Surface Exploration Program

Area	Description	US$
Nuestra Señora	TAXES	111
San Marcos	TAXES	110
San Vicente	TAXES	158
San Pedro Uno	TAXES	985
Porvenir Dos	TAXES	4,009
Las Sultana	TAXES	229
San Guillermo	TAXES	99
Subtotal		5,699
Unificación Flora	TAXES	722
	CONTRACT SERVICES	300
	NO DEDUCIBLES	9,029
Subtotal		10,051
Santa Cruz Sur	ASSAYS	95,739
	CONSULTANTS	11,150
	DIAMOND DRILLING	1,027,128
	FIELD	17,475
	HOUSING	3,880
	FOOD	3,635
	OFFICE SUPPLIES & EQUIPMENT	825
	GEOLOGY AND ENGINEERING PERSONNEL	206,891
	TAXES	3,787
	CONTRACT PAYMENTS & FEES	49,576
	CONTRACT SERVICES	283
	RECLAMATION	2,923
	ROADS AND DRILL PADS	72,283
	SALARIES (SUBTOTAL)	29,931
	TRAVEL & LODGING	5,473
	GAS	8,886
	REPAIR & MAINTENANCE	5,632
	NO DEDUCIBLES	21,374
Subtotal		1,566,870
Unificación Santa Cruz	TAXES	565
Santa Cruz Dos	TAXES	3,374
El Pelayo y Anexas	TAXES	1,111
Subtotal		5,050
Guanaceví	ASSAYS	22,122
	FIELD	8,412
	HOUSING	2,326
	FOOD	1,980
	GEOLOGY AND ENGINEERING PERSONNEL	29,602
	TAXES	862
	SALARIES (SUBTOTAL)	13,624
	TRAVEL & LODGING	1,194
	GAS	2,844
	REPAIR & MAINTENANCE	3,021
	NO DEDUCIBLES	4,847
Subtotal		90,834
Milache	TAXES	1,464

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Porvenir Cuatro	TAXES	593
San Pedro	TAXES	6,517
Calvario / Elizabeth	TAXES	362
La Brisa	TAXES	6,503
El Cambio, La Onza, San Nicolás, Ampliación de San Nicolas	TAXES	737
	CONTRACT SERVICES	5,040
Subtotal		21,216
North Porvenir	ASSAYS	46,750
	CONSULTANTS	141
	DIAMOND DRILLING	293,428
	FIELD	1,374
	GEOLOGY AND ENGINEERING PERSONNEL	45,230
	TAXES	200
	SALARIES	14,465
Subtotal		401,588
Grand Total		2,101,307

9.2.2	Other Surface Exploration Activities

	9.2.2.1.	Surface Geological Mapping and Sampling

During 2014, Exploration field activities was conducted by Endeavour Silver in the Guanaceví Properties, mainly focused on the Rocio-Pelayo, Porvenir Cuatro, El Aguaje Mine and Santa Cruz South areas (Figure 9-1). These activities were undertaken with the objective to define targets of interest with possible potential of mineralization in order to develop possible drilling programs. A total of 655 samples were collected and submitted for assays.

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Figure 9-1 Surface Map showing Exploration Targets

Rocio-Pelayo

From January to August, 2014, detailed geological mapping, trenching and sampling was conducted at Rocio-Pelayo area (Figure 9-2 through Figure 9-7), located in the footwall of Santa Cruz vein, between the Porvenir and Porvenir Dos Mines, and comprises two main structures, with preferential trend N-S, which are Pelayo and Rocio, and secondary structures N-E (Brisa and Cuñas). A total of 499 samples were collected and sent for analysis (Table 9-3 through Table 9-11).

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The Pelayo vein, is semi-parallel to Santa Cruz vein, with a preferential trend NW20º-30º, dipping NE70º-85º, with a strike length of 800 m long and from 0.30 to 1.45 m width; the structure consisted of a vein of Quartz (white), with brecciated texture, disseminated Pyrite and Galena (Argentite) + FeOx; the average grades are 0.40 g/t Au and 102 g/t Ag (Figure 9-8). The Pelayo vein was located in some old workings, with strong oxidation of Mn and FeOx, the structure consisted of white Quartz; the trend of the structure is NW20º/NE75º (Figure 9-9, left). Structural reconnaissance was also conducted at the NE of Pelayo; at the end part of (Figure 9-9, right) were located the last evidences of the Pelayo vein, with alteration of FeOx, with 0.90 m width, brecciated texture, the preferential trend is NW20ºNE60º. Also, geological mapping and sampling was conducted on three mines located in the Pelayo area (Figure 9-4).

Also in the area were located outcrops of a parallel vein to Pelayo (Pelayo Vein 2), trending NW30º/NE65º, with 0.60 m width, and mainly consisted of Calcite and Quartz, with brecciated texture, minor FeOx and traces of Mn-Ox (Figure 9-10, left). Geological mapping was also conducted at SE of the Pelayo 2 vein, the structure at this point mainly consisted of Quartz (white), with brecciated and minor banded texture; with presence of FeOx and oxidized Pyrite; at the hanging wall and footwall with strong alteration (Arg) + FeOx (Figure 9-10,right).

Reconnaissance mapping was made over the trace of the Pelayo 3 vein (Figure 9-11), parallel to Pelayo 2 vein; the structure with around 500 m long, the width varies from 0.30 to 1.20 m. The preferential trend of the structure is NW20º/E-SE 70-80º, and mainly consisted of Quartz (white), with brecciated-banded texture; occasional, at the hanging wall and footwall, silicified zone; with FeOx and minor Mn; with presence of Pyrite and occasional traces of dissemination of Galena. The structure intercepts the Polimictic Conglomerate (JKcog).

The Rocio Vein with around 1,600 m long and between 0.30 to 1.40 m width, the preferential trend is NE10º-30º, dipping SE55º-75º and occasional NS/E55º-75º the structure detach perpendicularly to Santa Cruz Vein and consisted of a vein (brecciated and minor banded) of Quartz (white), disseminated Pyrite and Galena (Argentite) + FeOx; the average grade is 0.30 g/t Au and 42 g/t Ag. In the area was located an old-face, with around 22 m long and preferential trend N-S/E60º, with around 0.55 m width and mainly consisted of Quartz (white), altered by Ox-FeOx and minor Arg (Figure 9-12, left).

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Reconnaissance mapping was completed in the La Brisa Claim area (Figure 9-6). The Brisa Vein consisted of a vein of Quartz (white), with brecciated texture, disseminated Pyrite and Galena (Argentite) + FeOx, the preferential trend is NW45º-60º and dip NW60º-75º; the structure detach perpendicularly to Santa Cruz Vein, with around 500 m long and the width varies from 0.30 to 1.50 m; the average grades are 0.5 g/t Au and 275 g/t Ag.

The Cuñas vein, perpendicular to Pelayo vein, consisted of a vein of Quartz (white), brecciated texture, disseminated Pyrite and Galena (Argentite) + FeOx-Mn, trending NE45º and dipping SE75º; the structure detach perpendicularly to Santa Cruz Vein; with 60 m long and from 0.30 to 0.80 m width; the average grade is 3.2 g/t Au and 240 g/t Ag. Samples were collected inside a working of 31.5 m long (Figure 9-12, right).

Geological mapping was also conducted on the Catarica Claim, in the area was located the Catarica Vein, which consisted of a vein of Quartz, with banded texture and brecciated intervals, disseminated Pyrite and Galena (Argentite) + FeOx; trending NE20º and dipping NW65º-80º and detach perpendicularly from the Santa Cruz vein; with a 1,000 m long and between 0.30 to 1.40 m width; the average width is 0.4 g/t Au and 120 g/t Ag. The Catarica vein was located inside a Shaft-Face (Figure 9-13, left) and in an old face, with around 30 m long (Figure 9-13, right).

Trenching Program

The trenching program included:

•	Pelayo (Figure 9-14, left): A total of 6 trenches with 24 samples.
•	Rocio (Figure 9-14, right): A total of 2 trenches with 9 samples.

Table 9-3
Significant Assays for Rock sampling in the Pelayo Area.

Sample ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
PY2-02	0.25	Vn de Qz-Bco/Rosa; Text. Bx+Ox-FeO	NW15/NE85°	Vn-Pelayo 2	0.17	38	0.0073	0.0165	0.0082
PY2-09	0.90	Vn de Qz-Bco; Text.Bx poco Ban; poca clorita+OxFeO	N-S/E75°	Vn-Pelayo 2	0.07	19	0.0102	0.0032	0.0061

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PY2-103	0.35	Vn de Qz-Bco; text. Bx poco Ban+Ox-FeO + Trazas de Py	N-S/E80°	Vn-PELAYO	0.19	36	0.0311	0.3170	0.0775
PY2-107	0.50	Vn de Qz-Bco; text. Bx +Ox-FeO	NW30/NE65°	Vn-PELAYO	0.37	27	0.0085	0.0367	0.0288
PY2-108		Muestras de terrero		Pelayo-2	1.63	368	0.0128	0.0331	0.0250
PY2-109		Muestras de terrero		Pelayo-2	5.14	346	0.0092	0.0883	0.0124
PY2-116	0.30	Jk-cog con Vl de Qz-Ban; poco Ox-FeO	NW20/NE85°	Vn-PELAYO	0.06	16	0.0031	0.0125	0.0009
PY2-12	0.50	Vn de Qz-Bco; presenta Ox-FeO; Text.Bx	NW15/NE60°	Vn-Pelayo 2	<0.05	35	0.0095	0.0029	0.0093
PY2-125	0.80	Vn de Qz-Bco; text. Bx +Ox-FeO	NW20/NE70°	Vn-PELAYO	0.07	19	0.0016	0.0200	0.0024
PY2-127	0.30	Vn de Qz-Bco; text. Bx +Ox-FeO	NW20/NE70°	Vn-PELAYO	0.13	263	0.0056	0.0409	0.0183
PY2-20	0.40	Zona Silicificada Qz+Arg+poca Prop; Text.Bx poco Ban			0.07	33	0.0105	0.0127	0.0145
PY2-21	0.55	Zona Silicificada Qz+Arg+poca Prop; Text.Bx poco Ban			0.07	27	0.0095	0.0066	0.0136
PY2-22	0.40	Vn de Qz-Bco Text: Bx poco Ox- FeO; Py Ox	NW15/NE70°	Vn-Pelayo 3	0.10	149	0.0244	0.0129	0.0337
PY2-23	0.65	Vn de Qz-Bco Text: Bx poco Ox- FeO; Py Ox	NW15/NE70°	Vn-Pelayo 3	0.07	19	0.0206	0.0106	0.0502
PY2-25	0.50	Conglomerado poco Ox-FeO			<0.05	37	0.0013	0.0207	0.0219
PY2-32	0.50	Conglomerado poco Ox-FeO			0.26	38	0.0022	0.3820	0.0197
PY2-41	0.30	Vn de Qz-Bco Text: Bx poco Ox- FeO; Py Ox	N-S/E70°	Vn-Pelayo 3	<0.05	30	0.0026	0.0145	0.0222
PY2-44	0.30	Vn de Qz-Bco Text: Bx poco Ox- FeO; Py Ox-Mg	NE05/SE80°	Vn-Pelayo 3	0.31	93	0.0049	0.1150	0.0642
PY2-48	0.40	Vn de Qz-Bco, Text.Bx+Ox FeO	N-S/E80°	Vn-Pelayo 3	0.07	134	0.0059	0.0182	0.0114
PY2-50	0.70	Vn de Qz-Bco, Text.Bx poco Ban+Ox FeO	N-S/E80°	Vn-Pelayo 3	0.17	55	0.0038	0.0331	0.0067
PY2-53	0.50	Conglomerado poco Ox-FeO			0.14	30	0.0030	0.0190	0.0020
PY2-58	0.30	Vn de Qz-Bco; text. Bx con Arg+Ox-FeO poco Mg	NW30/NE70°	Vn perpendicular a Vn-Pelayo 2	0.16	81	0.0215	0.0240	0.0153
PY2-63	0.30	Vn de Qz-Bco; presenta Ox-FeO; Text.Bx poco Ban	NW30/NE75°	Vn perpendicular a Vn-Pelayo 2	0.74	27	0.0134	0.3090	0.0755
PY2-68	0.60	Vn de Qz-Bco; text. Bx poco Ban+Ox-FeO poco Mg	NW15/NE65°	Vn perpendicular a Vn-Pelayo 2	0.07	73	0.0646	0.0336	0.0398
PY2-75	0.40	Vn de Qz-Bco; text. Bx poco Ban+Ox-FeO poco Mg	NW40/NE70°	Vn perpendicular a Vn-Pelayo 2	0.14	25	0.0197	0.1270	0.3450
PY2-77	0.40	Vn de Qz-Bco; text. Bx poco Ban+Ox-FeO poco Mg	NW10/NE70°	Vn perpendicular a Vn-Pelayo 2	0.07	25	0.0249	0.1095	0.0633

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Table 9-4
Significant Assays for Rock sampling in the Pelayo Mines Area.

Sample ID	Width (m)	Zone	Description	tructure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
GVI-103	0.30	MINA 1	Zona de SW en material arenoso, fuerte Ox	Pelayo	0.2	218	0.0241	0.1120	0.0630
GVI-112	0.70	MINA 1	Zona de falla en congl. Fte Ox, c/ vetilleo de Qz	Pelayo	1.8	438	0.0169	0.0731	0.0324
GVI-113	0.25	MINA 1	Zona de falla en congl. Fte OxMn, c/ vetilleo de Qz	Pelayo	0.2	315	0.0071	0.0262	0.0303
GVI-114	0.50	MINA 1	Zona de Falla c/ vetilleo mat. Arcilloso, Py+Ox+Sil	Pelayo	1.7	334	0.0177	0.0370	0.0444
GVI-115	0.70	MINA 1	Zona de Falla c/ vetilleo mat. Arcilloso, Py+Ox+Sil	Pelayo	2.3	347	0.0080	0.0266	0.0208
GVI-117	0.20	MINA 1	Vetilla de QzCca, Fte Ox, Mod Sil + Py dis		1.4	225	0.0047	0.0102	0.0291
GVI-139	0.80	MINA 2	Vetailla de Qz + FeO y cconglomerado	Pelayo	0.5	421	0.0266	0.1240	0.1390
GVI-140	0.30	MINA 2	Conglomerado Ox		<0.05	616	0.0252	0.0875	0.1550
GVI-141	0.65	MINA 2	Veta de Qz + conglomerado en zona falla	Pelayo	0.5	375	0.0191	0.0499	0.0855
GVI-145	0.60	MINA 2	Veta de Qz + conglomerado en zona falla	Pelayo	1.0	468	0.0256	0.1235	0.2030
GVI-146	0.40	MINA 2	Veta de Qz + conglomerado en zona falla, Arg mod	Pelayo	0.5	180	0.0245	0.1130	0.1740
GVI-149	0.60	MINA 2	Veta de Qz + FeOMn conglomerado en zona falla	Pelayo	0.6	365	0.0127	0.0600	0.1120
GVI-150	0.60	MINA 2	Conglomerado Ox		0.3	258	0.0118	0.1045	0.1430
GVI-151	0.45	MINA 2	Veta de Qz con falla y FeOMn + Py	Pelayo	0.5	228	0.0286	0.1630	0.1525
GVI-153	0.60	MINA 2	Veta de Qz con falla y FeOMn + Py	Pelayo	0.6	1755	0.0165	0.0497	0.0632
GVI-155	0.80	MINA 2	Veta de Qz con falla y FeOMn + Py	Pelayo	1.2	512	0.0202	0.1210	0.1035
GVI-158	0.40	MINA 2	Conglomerado Ox		<0.05	269	0.0037	0.0322	0.2070
GVI-159	0.50	MINA 2	Veta falla Qz + FeOMn + Sulf	Pelayo	0.7	420	0.0090	0.1380	0.2300
GVI-161	0.45	MINA 2	Conglomerado Ox		0.2	2000	0.0063	0.0080	0.0284
GVI-162	0.30	MINA 2	Falla fragmentos de veta	Pelayo	0.2	1800	0.0194	0.0256	0.0934
GVI-163	0.40	MINA 2	Falla fragmentos de veta	Pelayo	0.2	775	0.0134	0.0400	0.0599
GVI-164	0.80	MINA 2	Muestras sober pilar, Veta falla + Qz + FeOMn	Pelayo	0.4	672	0.0185	0.0703	0.2980
GVI-165	0.70	MINA 2	Muestras sober pilar, Veta falla hilos de Qz	Pelayo	0.8	766	0.0671	0.1140	0.2530
GVI-166	0.35	MINA 2	Muestras sober pilar, Veta falla hilos de Qz	Pelayo	1.1	283	0.0417	0.0888	0.1545
GVI-177	0.75	MINA 3	Zona de falla con hilos de Qz + Ox	Pelayo	0.5	151	0.0426	0.0365	0.0525
GVI-182	0.75	MINA 3	Zona de falla con hilos de Qz + Ox	Pelayo	1.7	363	0.0089	0.0427	0.0252
GVI-184	0.55	MINA 3	Zona de falla con hilos de Qz + Ox	Pelayo	1.0	439	0.0082	0.0178	0.0343
GVI-186	0.50	MINA 3	Falla con fuerte Ox + Sulf	Pelayo	0.4	178	0.0227	0.0729	0.0516
GVI-187	0.60	MINA 3	Falla con fuerte con hilos de Qz + Ox + Sulf	Pelayo	0.7	326	0.0383	0.0695	0.0600
GVI-189	0.70	MINA 3	Falla con fuerte Ox + Sulf	Pelayo	1.9	889	0.0191	0.2540	0.0722
GVI-191	0.40	MINA 3	Zona de falla con veta de Qz bco	Pelayo	0.5	126	0.0068	0.0248	0.0103
GVI-192	0.50	MINA 3	Zona de falla con hilos de Qz bco	Pelayo	0.4	195	0.0174	0.0291	0.0187
GVI-194	0.25	MINA 3	Zona de falla con hilos de Qz bco + FeO	Pelayo	5.1	1000	0.0175	0.4550	0.0419
GVI-197	0.70	MINA 3	Veta falla con Qz bco + FeO + Sulf	Pelayo	1.3	641	0.0404	0.1350	0.0699
GVI-200	0.50	MINA 3	Zona de falla con hilos de Qz bco	Pelayo	1.0	459	0.0110	0.2190	0.1020
GVI-201	0.50	MINA 3	Veta Qz bco + FeOMn + Sulf	Pelayo	0.6	223	0.0054	0.1065	0.0287
GVI-202	0.40	MINA 3	Muestra en Rje Zona de falla veta de Qz bco.	Pelayo	0.6	136	0.0129	0.0903	0.0225
GVI-203	1.00	MINA 3	Zona de falla con veta de Qz bco	Pelayo	1.9	1005	0.0346	0.5520	0.1650
GVI-204	0.50	MINA 3	Zona de falla con veta de Qz bco	Pelayo	0.6	182	0.0152	0.1235	0.0347
GVI-205	0.40	MINA 3	Zona de falla con veta de Qz bco	Pelayo	1.1	500	0.0130	0.1445	0.0230

Page 9-8

UNIDAD GUANACEVI
DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 9-5
Significant Assays for Rock sampling in the Rocio Area.

Sample ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
RC-106	0.25	Vn-Qz-Bco; Text. Bx-Ban+Ox-FeO	N-S/E60°	Vn- Rocio (Frente vieja)	0.40	86	0.0025	0.0149	0.0064
RC-109	0.60	Qz-Bco; Text.Bx-prescencia OxFeO	NE15/SE78°	Vn-Rocio (Afloramiento)	0.15	184	0.0066	0.0078	0.0043
RC-111	0.30	Qz-Bco; Text.Bx-prescencia OxFeO	NE20/SE75°	Vn-Rocio (Afloramiento)	<0.05	32	0.0020	0.0052	0.0029
RC-120	0.40	Qz-Bco; Text.Bx-prescencia OxFeO	NE20/SE80°	Vn-Rocio (obra vieja)	<0.05	59	0.0028	0.0193	0.0013
RC-121	0.40	Qz-Bco; Text.Bx-prescencia OxFeO	NE20/SE80°	Vn-Rocio (obra vieja)	<0.05	355	0.0016	0.0137	0.0011
RC-122	0.40	Jk-cog poco Sil + Ox FeO			<0.05	227	0.0069	0.0211	0.0125
RC-123	0.25	Qz-Bco; Text.Bx-prescencia OxFeO	NE20/SE85°	Vn-Rocio (Afloramiento)	<0.05	35	0.0026	0.0033	0.0022
RC-124	0.35	Qz-Bco; Text.Bx-prescencia OxFeO	NE20/SE85°	Vn-Rocio (Afloramiento)	0.47	101	0.0045	0.0101	0.0018
RC-134	0.40	Vn-Qz-Bco; Text. Bx-Ban+Ox-FeO	NE20/SE85°	Vn-Rocio (Afloramiento)	0.11	49	0.0075	0.0807	0.0010
RC-135	0.40	Conglomerado poligmitico Ox- FeO (Jk-cog)			<0.05	38	0.0052	0.0115	0.0014
RC-138	0.30	Vn-Qz Bco Text. Bx-poco Ban; poca Py	N-S/E85°	Vn-Rocio (obra vieja)	1.02	182	0.0053	0.0173	0.0025
RC-139	0.30	Vn-Qz Bco Text. Bx-poco Ban; poca Py	N-S/E85°	Vn-Rocio (obra vieja)	0.25	91	0.0071	0.0062	0.0023
RC-140	0.60	Jk-cog; Arg + poca prop; Ox-FeO			0.25	35	0.0025	0.0038	0.0007
RC-142	0.30	Vn-Qz Bco Text. Bx-poco Ban; poca Py	N-S/E75°	Vn- parala a Roció	0.16	27	0.0083	0.0210	0.0109
RC-145	0.50	Zona Silicificada-Qz+OxFeO			<0.05	28	0.0011	0.0014	0.0003
RC-146	0.60	Vn-Qz Bco Text. Bx-poco Ban; poca Py	N-S/E75°	Vn-Rocio (obra vieja)	0.10	23	0.0013	0.0066	0.0003
RC-153	0.35	Vn-Qz Bco Text. Bx-poco Ban; Arg+Ox-FeO	N-S/E80°	Vn-Rocio (Frente9	0.35	20	0.0013	0.0045	0.0019
RC-162	0.40	Vn-Qz Bco Text. Bx-poco Ban; Arg+Ox-FeO	N-S/E80°	Vn-Rocio (Tiro)	0.19	68	0.0027	0.0147	0.0038
RC-175	0.35	Vn-Qz cristalino poco verdoso+Ox-FeO	NE10/SE80°	Vn-Rocio (Tiro)	0.26	28	0.0225	0.2790	0.7110
RC-176	0.30	Vn-Qz cristalino poco verdoso+Ox-FeO	NE10/SE80°	Vn-Rocio (Tiro)	0.11	36	0.0050	0.0488	0.0965
BSA-140	0.60	Zona Sil; Text.Bx abundante Ox- FeO	N-S/E82°	Vn-El Rocio	0.07	82	0.0019	0.0068	0.0016
BSA-141	0.30	Zona Sil; Text.Bx abundante Ox- FeO	N-S/E82°	Vn-El Rocio	0.10	106	0.0018	0.0216	0.0005
BSA-142	0.40	Vn-Qz Bco; Text. Bx; Arg-poca Prop+Ox-FeO	N-S/E82°	Vn-El Rocio	0.11	40	0.0023	0.0326	0.0005
BSA-143	0.30	Vn-Qz Bco; Text. Bx; Arg-poca Prop+Ox-FeO	N-S/E82°	Vn-El Rocio	0.46	152	0.0018	0.0213	0.0005
BSA-144	0.70	Vn-Qz Bco; Text. Bx; Arg-poca Prop+Ox-FeO	N-S/E82°	Vn-El Rocio	0.34	125	0.0035	0.0154	0.0006
BSA-146	0.55	Vn-Qz-Bco; Text. Bx poco Ban; poco Ox-FeO	N-S/E75°	Paralela a Vn-Rocio	0.20	54	0.0016	0.0103	0.0012
BSA-147	0.35	Vn-Qz-Bco; Text. Bx poco Ban; poco Ox-FeO	N-S/E75°	Paralela a Vn-Rocio	0.23	106	0.0010	0.0123	0.0021

Page 9-9

UNIDAD GUANACEVI
DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 9-6
Significant Assays for Rock sampling in the Brisa Area.

Sample ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BSA-120	0.25	Jk-cog; Textura Bx en ocasiones Ban-Sw1			0.06	17	0.0012	0.0014	0.0055
BSA-121	0.25	Vn de Qz Bco, Text. Bx Ox-FeO	E-W/S82°	Vn paralela a Brisa	0.25	35	0.0022	0.0049	0.0006
BSA-123	0.25	Vn-Qz Bco, Text.Bx, Ox FeO- Mg	NW60/NE80°	Vn-Perpendicular Brisa	0.40	340	0.0172	0.0119	0.0209
BSA-124	0.25	Vn-Qz Bco, Text.Bx, Ox FeO- Mg	NW60/NE80°	Vn-Perpendicular Brisa	0.28	285	0.0192	0.0292	0.0206
BSA-125	0.30	Vn-Qz Bco, Text.Bx, Ox FeO- Mg	NW50/NE85°	Vn-Perpendicular Brisa	0.73	186	0.0285	0.0192	0.0278
BSA-126	0.30	Vn-Qz Bco, Text.Bx, Ox FeO- Mg	NW50/NE85°	Vn-Perpendicular Brisa	0.06	13	0.0070	0.0078	0.0010
BSA-150	0.30	Vn-Qz Bco; Text. Bx; poco Ox- FeO	NW30/NE75	Vn-Perpendicular a Brisa	0.07	36	0.0041	0.0037	0.0043

Table 9-7
Significant Assays for Rock sampling in the Cuñas Area.

Sample ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
PY2-133	0.30	Vn de Qz-Bco/Rosa; Text.Bx+Ox-FeO	NW20/NE65°	Vn-Pelayo	0.36	135	0.0049	0.0766	0.0027
PY2-134	0.30	Vn de Qz-Bco/Rosa; Text.Bx+Ox-FeO	NE25/NW70°	Vn-Perpendicular a Pelayo	0.23	214	0.0059	0.0363	0.0043
PY2-136	0.35	Zona Sil; con Qz Bco Text.Bx; con Ox-FeO	NE30/NE85°	Vn-Perpendicular a Pelayo	0.16	130	0.0041	0.0357	0.0020
PY2-149	0.40	Zona Sil; con Qz Bco Text.Bx; con Ox-FeO y Mg			0.17	320	0.0053	0.0709	0.0132
PY2-150	0.40	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE15/NW80°	Vn-Perpendicular a Pelayo	0.20	322	0.0106	0.1980	0.0164
PY2-151	0.60	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE15/NW80°	Vn-Perpendicular a Pelayo	0.23	213	0.0089	0.1300	0.0202
PY2-155	0.50	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE20/NW70°	Vn-Perpendicular a Pelayo	0.07	153	0.0038	0.0234	0.0041
PY2-157	0.40	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE20/NW65°	Vn-Perpendicular a Pelayo	5.20	126	0.0046	0.0679	0.0240
PY2-159	0.30	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE20/NW65°	Vn-Perpendicular a Pelayo	4.60	162	0.0029	0.0649	0.0121
PY2-160	0.40	Vn-Qz Bco poco rosa; Text.Bx+Ox-FeO y Mg	NE25/NW85°	Vn-Perpendicular a Pelayo	5.01	1240	0.0062	0.1070	0.0396
PY2-161	0.35	Conglomerado poligmictico; Text.Co+poco Ox-Feo			0.63	533	0.0033	0.0272	0.0077
PY2-162	0.70	Zona Sil; con Qz Bco Text.Bx; con Ox-FeO y Mg			0.30	161	0.0052	0.0188	0.0095
PY2-164	0.40	Conglomerado poligmictico; Text.Co+poco Ox-Feo			0.10	176	0.0104	0.0144	0.0166
PY2-165	0.40	Vn-Qz Bco poco verde; Text.Bx+Ox- FeO y Mg	NE45/SE75°	Vn- Cuñas (a 31.5m de entrada de obra) PY2-55 entrada	6.73	602	0.0090	0.0323	0.0106

Page 9-10

UNIDAD GUANACEVI
DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 9-8
Significant Assays for Rock sampling in the Cuñas Area.

Sample_ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
PY2-167	0.30	Conglomerado poligmictico; Text.Co+poco Ox-Feo			1.28	211	0.0073	0.0128	0.0219
PY2-169		MUESTRAS DE TERRERO, FRENTE ANTERIOR (PY2-55)		Vn-Cuñas	2.96	258	0.0076	0.0243	0.0405
PY2-171		MUESTRAS DE TERRERO, FRENTE ANTERIOR (PY2-55)		Vn-Cuñas	2.81	361	0.0122	0.0201	0.0383
PY2-173	0.30	Vn-Qz Bco poco verde; Text.Bx+Ox-FeO	NW20/NE75°	Vn-Paralela a Pelayo	1.56	740	0.0050	0.0438	0.0154
PY2-181	0.35	Vn de Qz-Bco/Rosa; Text.Bx+Ox- FeO	NW20/NE80°	Vn-Pelayo	0.84	171	0.0015	0.0087	0.0056
PY2-184	0.35	Conglomerado poligmictico; Text.Co+poco Ox-Feo			0.26	376	0.0034	0.0074	0.0106
PY2-186	0.40	Conglomerado poligmictico; Text.Co+poco Ox-Feo			0.10	161	0.0096	0.0106	0.0172
PY2-188	0.50	Vn de Qz Bco: Text. Bx poco Ban+ Ox FeO y Mg	N-S/E80°	Vn-Pelayo	1.66	178	0.0094	0.0203	0.0202
PY2-196	0.30	Vn de Qz Bco: Text. Bx poco Ban+ Ox FeO y Mg	NW15/NE65°	Vn-Pelayo	0.28	108	0.0051	0.0152	0.0178
PY2-199	0.50	Conglomerado poligmictico; Text.Co+poco Ox-Feo	NW20/NE75°	Vn-Pelayo	0.62	475	0.0096	0.0709	0.0373
PY2-200	0.40	Conglomerado poligmictico; Text.Co+poco Ox-Feo	NW20/NE75°	Vn-Pelayo	0.34	164	0.0073	0.0862	0.0453
PY2-204	0.30	Vn de Qz Bco: Text. Bx + Ox FeO y Mg	NW20/NE75°	Vn-Pelayo	0.20	363	0.0052	0.0134	0.0386
PY2-205	0.30	Vn de Qz Bco: Text. Bx + Ox FeO y Mg	NW20/NE75°	Vn-Pelayo	2.27	611	0.0132	0.2380	0.0830
PY2-206	0.40	Conglomerado poligmictico; con presencia de Qz-Bx+Ox-FeO			0.51	670	0.0037	0.0219	0.0244
PY2-207	0.45	Vn de Qz Bco: Text. Bx + Ox FeO y Mg	NW15/NE15°	Vn-Pelayo	2.07	1340	0.0084	0.0672	0.0574
PY2-208	0.30	Conglomerado poligmictico; con presencia de Qz-Bx+Ox-FeO			0.16	194	0.0039	0.0066	0.0175
PY2-209	0.30	Vn de Qz Bco: Text. Bx + Ox FeO y Mg	NE25/SE65°	Vn- perpendicular a Vn-Pelayo	0.42	1175	0.0111	0.0400	0.0392
PY2-210	0.35	Vn de Qz Bco: Text. Bx + Ox FeO y Mg	NE25/SE65°	Vn- perpendicular a Vn-Pelayo	0.71	548	0.0056	0.0368	0.0251

Page 9-11

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DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 9-9
Significant Assays for Rock sampling in Trenches in the Pelayo Area.

Trench	Sample_ ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
ZPY-01	ZPY-01	0.80	Andesita color café-poco rojiza por Ox-FeoO			0.02	1.9	0.0010	0.0064	0.0199
	ZPY-02	0.80	Zona Sil; Vn-Qz Bx; abundancia en Ox-FeO	N-S/E75	Vn-Pelayo	0.03	2.6	0.0017	0.0053	0.0101
	ZPY-03	1.00
						0.02	5.0	0.0041	0.0035	0.0142
	ZPY-04	1.30	Andesita color café-poco rojiza por Ox-FeoO			0.01	1.5	0.0165	0.0031	0.0187
ZPY-02	ZPY-05	0.30	Andesita color café-poco rojiza por Ox-FeoO			0.01	1.9	0.0005	0.0010	0.0042
	ZPY-06	0.40	Zona Sil; Vn-Qz Bx; abundancia en Ox-FeO	NW20/NE85	Vn-Pelayo	0.01	1.4	0.0007	0.0015	0.0075
	ZPY-07	0.35				0.01	1.4	0.0006	0.0022	0.0148
	ZPY-08	0.40	Jk.cog; conglomerado con aleracion y Ox-FeO			0.02	2.0	0.0007	0.0027	0.0107
ZPY-03	ZPY-09	0.50	Zona Sil; Vn-Qz Bx; abundancia en Ox-FeO	NW05/NE85	Vn-Pelayo	<0.005	0.6	0.0011	0.0023	0.0285
	ZPY-10	0.45				<0.005	0.9	0.0009	0.0016	0.0290
	ZPY-11	0.40	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	1.6	0.0011	0.0022	0.0299
	ZPY-12	1.00	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	0.3	0.0009	0.0013	0.0165
ZPY-04	ZPY-13	0.40	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	<0.2	0.0008	0.0007	0.0083
	ZPY-14	0.50	Zona Sil; Vn-Qz Bx; abundancia en Ox-FeO	NW30/NE60	Vn-Pelayo	<0.005	<0.2	0.0012	0.0006	0.0086
	ZPY-15	0.60				0.01	<0.2	0.0005	0.0008	0.0076
	ZPY-16	0.50	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	<0.2	0.0007	0.0010	0.0074
ZPY-05	ZPY-17	0.70	Jk.cog; conglomerado con aleracion y Ox-FeO			0.01	0.3	0.0004	0.0007	0.0036
	ZPY-18	0.50	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	0.4	0.0010	0.0011	0.0147
	ZPY-19	0.40	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	0.6	0.0020	0.0009	0.0199
	ZPY-20	0.30	Zona Sil; Vn-Qz Bx; abundancia en Ox-FeO	NW10/NE70	Vn-Pelayo	0.03	6.9	0.0025	0.0022	0.0209
ZPY-06	ZPY-21	0.95	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	15.1	0.0016	0.0076	0.0268
	ZPY-22	0.30	Vn de Qz-Bco Text.Bx; alterado por Ox-FeO; Py Ox	NW10/NE80	Vn-Pelayo	0.10	34.0	0.0051	0.0093	0.0202
	ZPY-23	0.70	Jk.cog; conglomerado con aleracion y Ox-FeO			0.07	66.0	0.0031	0.0147	0.0194
	ZPY-24	0.60	Jk.cog; conglomerado con aleracion y Ox-FeO			<0.005	3.0	0.0011	0.0086	0.0311

Page 9-12

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DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Table 9-10
Significant Assays for Rock sampling in Trenches in the Rocio Area.

Trench	Sample_ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
ZRC-01	ZRC-01	0.60	Vn-Qz Bco; poco alterada; Ox-FeO	N-S/E 65°	Vn-paralela a Cata Rica	<0.005	<0.2	0.0008	0.0014	0.0064
	ZRC-02	0.55				<0.005	<0.2	0.0016	0.0021	0.0061
	ZRC-03	0.60				0.01	<0.2	0.0023	0.0027	0.0069
	ZRC-04	0.75	Zona silicificada, Qz-Bx; precensia de Ox-FeO			0.01	0.2	0.0009	0.0023	0.0128
	ZRC-05	0.85	Andesita color café, poco alterada			<0.005	<0.2	0.0007	0.0024	0.0078
ZRC-02	ZRC-06	0.3	Vn-Qz Bco: Text.Bx, poco Ox-FeO	N-S/E 65°	Vn-Cata Rica	0.01	2.8	0.0018	0.0018	0.0012
	ZRC-07	0.6	Jk-cog; conglomerado poco altardo; poco Ox-FeO			<0.005	1.8	0.0016	0.0018	0.0021
	ZRC-08	0.5	Jk-cog; conglomerado poco altardo; poco Ox-FeO			0.01	2.8	0.0037	0.0017	0.0013
	ZRC-09	0.8	Jk-cog; conglomerado poco altardo; poco Ox-FeO			0.02	4.1	0.0021	0.0018	0.0013

Table 9-11
Significant Assays for Rock sampling in the Catarica Area.

Sample_ID	Width (m)	Description	Notes	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
CTR-01	0.25	Vn- Qzo Bco; Textura Bx; Ox-FeO	N-S/W75°	Vn- dentro de tiro Cata Rica	0.31	35	0.0015	0.0167	0.0032
CTR-02	0.45	Jk-cog; conglomerado alterado Arg+OxFeO			0.32	35	0.0036	0.0123	0.0026
CTR-03	0.6	Jk-cog; conglomerado alterado Arg+OxFeO			2.25	522	0.0029	0.0399	0.0014
CTR-06	0.3	Jk-cog; conglomerado alterado Arg+OxFeO	NW10/SW75°	Vn- Cata Rica (Frente)	0.08	16.2	0.0044	0.0018	0.0006
CTR-07	0.5	Jk-cog; conglomerado poco alterado, poco Ox-FeO			0.43	33	0.0042	0.0022	0.0005
CTR-10	0.4	Jk-cog; conglomerado alterado Arg+OxFeO	N-S/W66°	Vn- Cata Rica (Obra vieja)	0.05	14.8	0.0035	0.0042	0.0008
CTR-11	0.5	Jk-cog; conglomerado poco alterado, poco Ox-FeO			0.16	27	0.0038	0.0014	0.0003
CTR-12	0.5	Vn- Qzo Bco; Textura Bx; Ox-FeO	NW10/SW80°	Vn-Cata Rica (Afloramiento)	0.13	54	0.0039	0.0027	0.0007
CTR-13	0.5	Sw1 en Jk-cog; Vl Dis de Qz; Text. Ban			0.31	15.4	0.0031	0.0049	0.0006
CTR-14	0.5	Sw1 en Jk-cog; Vl Dis de Qz; Text. Ban			0.07	63	0.0025	0.0023	0.0004
CTR-16	0.4	Jk-cog; conglomerado poco alterado, poco Ox-FeO			0.29	42	0.0055	0.0030	0.0004
CTR-18	0.25	Vn- Qzo Bco; Textura Bx; Ox-FeO	N-S/W85°	Vn-Cata Rica (Afloramiento)	0.07	19.4	0.0042	0.0059	0.0004
CTR-19	0.3	Vn- Qzo Bco; Textura Bx; Ox-FeO	NE20/SE85°	Vn-paralela a Cata Rica	0.04	11.9	0.0011	0.0011	0.0014
CTR-23	0.25	Vn- Qzo Bco; Textura Bx; Ox-FeO	NW20/NE75°	Vn-paralela a Cata Rica	0.48	75	0.0020	0.0118	0.0034

Page 9-13

Figure 9-2 Surface Map of the Rocio-Pelayo area.

Page 9-14

UNIDAD GUANACEVI
DURANGO, DGO, MEXICO
NI 43-101 TECHNICAL REPORT

Figure 9-3 Surface Map of the Pelayo area.

Figure 9-4 Geological Map showing sampling in three mines at the Pelayo area.

Page 9-15

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NI 43-101 TECHNICAL REPORT

Figure 9-5 Surface Map of the Rocio-Catarica area.

Figure 9-6 Surface Map of the La Brisa area

Page 9-16

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Figure 9-7 Surface Map of the Pelayo and Cuñas veins.

Figure 9-8 Photograph showing the Pelayo vein.

Page 9-17

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Figure 9-9 Photograph showing the Pelayo vein, inside the main workings (left); and photograph showing the last evidence of the Pelayo vein, at the hanging wall and footwall it’s the
Conglomerate (JKcog) (right).

Figure 9-10 Photograph showing Pelayo 2 vein (parallel structure to Pelayo) (left); and
photograph showing the Pelayo 2 vein (right).

Figure 9-11 Photograph showing the Pelayo 3 vein.

Page 9-18

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Figure 9-12 Photograph showing the Rocio Vein in an old-face (left); and photograph showing the entrance of a working of the Cuñas vein (right).

Figure 9-13 Photograph showing the Catarica vein inside the Shaft-Face (left); and photograph showing the Catarica vein in old face (right).

Figure 9-14 Trench ZPY-06 on the Pelayo vein (left) and Trench ZRC-02 on the Rocio vein (right).

Page 9-19

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NI 43-101 TECHNICAL REPORT

Porvenir Cuatro

During November, 2014, geological mapping and sampling was conducted around the Porvenir Cuatro Claim area (Figure 9-15). A total of 50 samples were collected and sent for analysis (Table 9-12).

The contact between Andesite and Conglomerate is occasionally faulted and in other parts vein zones (Figure 9-16, left).

The structure located in the contact consisted of a Vein of Quartz (white-minor translucent), occasional silicified or fault zones, with banded texture with massive intervals, disseminated Pyrite and Galena (Argentite) + FeOx; the preferential trend is NW15º-35º and dipping SE50º-75º; semi-parallel to Santa Cruz vein, with a strike length of 200 m long and width that varies from 0.30 to 2.75 m; the average grade is 0.1 g/t Au and 70 g/t Ag.

Table 9-12
Significant Assays for Rock sampling in the Porvenir Cuatro Area.

Sample_ID	Width (m)	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
GVI-292	0.40	Zona de falla, roca alterada	0.04	11	0.0013	0.0030	0.0058
GVI-293	0.50	Roca color café, alterada ANDESITA	0.04	7	0.0008	0.0034	0.0005
GVI-294	0.60	Zona de falla, roca alterada	0.02	9	0.0006	0.0024	0.0054
GVI-295	0.20	Veta de Qz Bco-poco verde, poco Ox-FeO	0.10	41	0.0021	0.0068	0.0072
GVI-296	0.40	Roca zolor café-verde, poco altarada ANDESITA	0.02	6	0.0022	0.0123	0.0109
GVI-300	0.70	Conglomerado, color café alterado	0.14	34	0.0034	0.0177	0.0021
GVI-301	0.25	veta de Qz Bco-Ban poco verde, poco Ox-FeO	0.09	96	0.0021	0.0144	0.0018
GVI-302	0.65	Andesita, color café alterada	0.21	47	0.0030	0.0124	0.0037
GVI-303	0.60	Conglomerado, presenta Ox Mg	<0.05	67	0.0159	0.0030	0.0899
GVI-304	0.25	Veta de Qz-Bco traslucido, mucho Ox Mg y FeO	0.01	7	0.0134	0.0014	0.0312
GVI-305	0.60	Andesita elterada, ZONA DE FALLA	0.01	9	0.0102	0.0023	0.0299
GVI-307	0.15	Veta de Qz-Bco traslucido, mucho Ox Mg y FeO	<0.005	4	0.0039	0.0030	0.0261
GVI-309	0.35	Veta de Qz Bco+Ox FeO y Mn. Text. Bx-Ban	0.01	7	0.0026	0.0017	0.0058
GVI-311	0.30	Veta de Qz Bco+Ox FeO y Mn. Text. Bx-Ban	0.01	3	0.0024	0.0015	0.0069
GVI-314	0.40	Veta de Qz Bco traslucido, Text. Bx-Ban, Ox FeO-Mg	0.01	9	0.0019	0.0008	0.0133
GVI-315	0.40	Veta de Qz Bco traslucido, Text. Bx-Ban, Ox FeO-Mg	0.19	72	0.0029	0.0014	0.0344
GVI-317	0.30	Veta de Qz Bco traslucido, Text. Bx-Ban, Ox FeO-Mg	0.01	6	0.0033	0.0007	0.0305
GVI-318	0.30	Veta de Qz Bco traslucido, Text. Bx-Ban, Ox FeO-Mg	0.01	10	0.0022	0.0009	0.0674
GVI-319		MUESTRAS DE TERRENO	<0.05	26	0.0018	0.0009	0.0315
GVI-320		MUESTRAS DE TERRENO	0.07	44	0.0024	0.0010	0.0572
GVI-321		MUESTRAS DE TERRENO	<0.05	22	0.0028	0.0013	0.0832
GVI-322		MUESTRAS DE TERRENO	<0.05	31	0.0027	0.0012	0.0479
GVI-324	0.30	Veta de Qz Bco lechoso, poco Ox Feo y Mn	0.02	12	0.0009	0.0006	0.0012
GVI-325	0.50	Zona de veta Bandeada, menos Ox Mn-FeO	0.01	4	0.0012	0.0017	0.0007

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Figure 9-15 Surface Map of the Porvenir Cuatro area.

Figure 9-16 Photographs showing fault zone and structure with an approximate width of 15 cm (left); and photograph showing vein with an approximate width of 2.75 m (right).

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El Aguaje Mine

During 2014, geological mapping and sampling was undertaken at the el Aguaje Mine area (Figure 9-17). A total of 19 samples were collected and sent for analysis (Table 9-13).

Structural-geological surveying of faces and stopes was conducted in the El Aguaje Mine. Two main structures were located; one trending E-W with around 0.1 to 0.5 cm width; and the second NW-SE, with 0.1 to 0.6 m width. Also a structure N-S was located intercepted in two workings and not developed; the width is 0.30 to 0.50 m.

The structures consisted of Quartz (white), with minor banded texture with brecciated zones and alteration by oxidation; the 85% of these structures are hosted in Conglomerate and 15% in Andesite.

In the East Face are observed two main structures, one trending E-W with 10 to 50 cm width and the second NW-SE with around 10 to 60 cm width; also a structure N-S was intercepted in two workings and not developed, the width is between 30 to 50 cm. Sampling of veins consisted of white brecciated and banded Quartz, with oxidation zones (limonite) and small areas with clays product of perpendicular fracturing and some parallel to the structure; the host rock consisted of conglomerate (85% to 90%) and andesite (15% to 10%).

In the West Face the structure continues with a trend E-W and 0.50 cm to 40 cm; the structure consisted of white Quartz, brecciated-banded, with FeOx, hosted in conglomerate.

The El Aguaje vein consisted of a vein of Quartz (white + gray), banded texture and brecciated intervals, disseminated Pyrite and Galena (Argentite) + FeOx; trending NW50º-62º and dip NE74º-80º, with around 270 m long and between 0.2 to 0.4 m width; the structure is perpendicular to the Santa Cruz vein; the average grade is 1.6 g/t Au and 108 g/t Ag.

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Table 9-13
Significant Assays for Rock sampling in the El Aguaje Mine Area.

Sample ID	Width (m)	Zone	Description	Structure	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
GVI-64	0.30	Fte. Oriente	Vn Qz-bco y gris, Text-bx, Ox-FeO + Crist. Qz-Cc		0.53	53	0.0014	0.0148	0.0131
GVI-65	0.40	Fte. Oriente	Vn Qz-bco y gris, Text-bx y lig. band, Ox- FeO		2.76	222	0.0038	0.0098	0.0127
GVI-66	0.25	Fte. Oriente	Vn Qz-bco + Cc café, Text bx-band, argil y Ox Feo.	Perpendicular a principal	0.24	32	0.0058	0.0246	0.0279
GVI-67	0.30	Fte. Oriente	Vn Qz-bco + Cc café, Text bx-band, argil y Ox Feo.	Perpendicular a principal	0.07	34	0.0087	0.0219	0.0136
GVI-68	0.40	Fte. Oriente	Vn-F, Qz-bco, Tex bx-band, Ox FeO	Desprendido principal	0.04	10	0.0022	0.0077	0.0203
GVI-69	0.40	Fte. Oriente	Vn Qz-bco, Text-bx, Ox-FeO y Mg		<0.05	24	0.0024	0.0050	0.0214
GVI-70	0.30	Fte. Oriente	Vn Qz-bco y gris, Text-bx, Ox-FeO		0.17	7	0.0033	0.0078	0.0184
GVI-71	0.40	Fte. Oriente	Vn Qz-bco y gris, Text-band-bx, Ox-FeO		10.80	223	0.0036	0.0653	0.0254
GVI-72	0.40	Fte. Oriente	Vn Qz-bco y gris, Text-band-bx, Ox-FeO		6.75	182	0.0035	0.0310	0.0163
GVI-73	0.30	Fte. Oriente	Andesita argilizada	Bajo angulo tabla derecha	0.04	1	0.0002	0.0026	0.0092
GVI-74	0.40	Fte. Oriente	Vn-f, Qz-bco y gris, Text bx-band, Ox FeO		1.80	469	0.0143	0.1515	0.1040
GVI-75	0.45	Fte. Oriente	Vn-f, Qz-bco y gris, Text bx-band, Ox FeO limonita-hematita	Corta principal 30°	0.28	152	0.0060	0.0335	0.0250
GVI-76	0.30	Fte. Oriente	Vn Qz-bco, Text-bx-band, Ox-FeO, Py dis.		1.70	223	0.0145	0.0198	0.0364
GVI-77	0.30	Fte. Oriente	Vn-f, Qz-bco y gris, Text bx-band, Ox FeO limonita	Corta principal 30°	0.26	82	0.0035	0.0180	0.0153
GVI-78		Fte. Poniente	Vn Qz-bco, Text-band, Py dis.	Tope	5.25	146	0.0014	0.0044	0.0131
GVI-79		Fte. Poniente	Vn-Sw, Qz-bco, Text-banb debil, Ox-FeO, Py dis.		0.59	16	0.0029	0.0034	0.0067
GVI-80		Fte. Poniente	Falla-arcillas, Ox fuerte-FeO, (limonita), Qz-Sw, Text band	En desarrollo a C.p.	0.18	4	0.0020	0.0035	0.0236
GVI-81	0.15	Fte. Poniente	Vatella Qz-bco+Mg, text-band.		1.44	78	0.0080	0.0080	0.0185
GVI-82		Fte. Poniente	Vn Qz-bco y verde, Text-bx, Ox-FeO, crist. Qz-Cc	Perpendiculas a obra	0.22	21	0.0074	0.0074	0.0122

Figure 9-17 El Aguaje Mine.

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Santa Cruz South

During October, 2014, detailed geological mapping and sampling was conducted at the Santa Cruz South area (Figure 9-18). A total of 79 samples were collected and sent for analysis (Table 9-14).

The objective was to define to detail the continuity of the Santa Cruz Vein after section 3S.

The structure consisted of a Vein of Quartz, brecciated-banded texture, disseminated Pyrite and Galena (Argentite) + Ox Mn-Fe; the preferential trend is NW35º-50º, dipping SW60º-75º, with around 1,200 m long, the width varies from 0.30 to 2.50 m; the average grade is 0.5 g/t Au and 265 g/t Ag.

Table 9-14
2014 Significant Assays for Rock sampling in the Santa Cruz South Area.

Sample_ID	Width (m)	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
GVI-220	0.75	Veta de Qz Bco/Gris, Text. Bandeada poco Brechada + Ox Mg y FeO; Dis Gal y Py	0.02	11	0.0002	0.0011	0.0028
GVI-221	0.55	Veta de Qz Bco/Gris, Text. Bandeada poco Brechada + Ox Mg y FeO; Dis Gal y Py	<0.005	5	0.0002	0.0007	0.0025
GVI-222	0.45	Veta de Qz Bco/Gris, Text. Bandeada poco Brechada + Ox Mg y FeO; Dis Gal y Py	0.02	8	0.0003	0.0021	0.0029
GVI-223	0.50	Veta de Qz Bco/Gris, Text. Bandeada poco Brechada + Ox Mg y FeO; Dis Gal y Py	0.01	17	0.0005	0.0052	0.0044
GVI-224	0.60	Veta de Qz Bco/Gris, Text. Bandeada poco Brechada + Ox Mg y FeO; Dis Gal y Py	0.07	29	0.0004	0.0028	0.0048
GVI-225	0.50	Veta de Qz Bco/Gris Tex. Ban + Ox Mg y FeO; Dis Gal y Py	0.14	52	0.0005	0.0012	0.0031
GVI-226	0.75	Veta de Qz Bco/Gris Tex. Ban + Ox Mg y FeO; Dis Gal y Py	0.10	43	0.0006	0.0019	0.0062
GVI-227	0.60	Veta de Qz Bco/Gris Tex. Ban + Ox Mg y FeO; Dis Gal y Py	<0.05	22	0.0003	0.0010	0.0025
GVI-228	0.65	Veta de Qz Bco/Gris Tex. Ban + Ox Mg y FeO; Dis Gal y Py	0.18	86	0.0006	0.0007	0.0024
GVI-229	0.90	Veta de Qz Bco/Gris Tex. Ban + Ox Mg y FeO; Dis Gal y Py	0.03	10	0.0002	0.0010	0.0021
GVI-246	0.30	Veta de Qz Bco/Gris Tex. Bx + Ox Mg y FeO; Dis Gal y Py	0.98	9	0.0006	0.0011	0.0037
GVI-247	0.30	Veta de Qz Bco/Gris Tex. Bx + Ox Mg y FeO; Dis Gal y Py	0.73	10	0.0004	0.0011	0.0035
GVI-255	0.70	Roca alterada, posible falla?	0.05	11	0.0008	0.0030	0.0069
GVI-257	0.60	Veta de Qz Bco/Gris Tex. Bx + Ox Mg y FeO; Dis Gal y Py	0.11	13	0.0024	0.0057	0.0132
GVI-258	0.40	Zona Silicificada, Vetilleo Qz Bco Poco rosa; Ox FeO Dis Py	<0.05	16	0.0014	0.0066	0.0173
GVI-259	0.60	Zona Silicificada, Vetilleo Qz Bco Poco rosa; Ox FeO Dis Py	0.04	10	0.0011	0.0035	0.0102
GVI-260	0.45	Roca Andesita color café con abundante vetilleo de Qz; Presenta poca Ox-FeO	0.02	8	0.0005	0.0020	0.0055
GVI-261	0.50	Roca Andesita color café con abundante vetilleo de Qz; Presenta poca Ox-FeO	0.03	18	0.0023	0.0058	0.0068
GVI-265	0.80	Roca Andesita color café con abundante vetilleo de Qz; Presenta poca Ox-FeO	0.03	9	0.0010	0.0051	0.0052

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Figure 9-18 Surface Map of the Santa Cruz South area.

Figure 9-19 Photograph showing old trench located at the Santa Cruz South area (left); and photograph showing samples GVI-248 & GVI-249, with 0.80 m, and consisted of a vein of Quartz (white-minor gray), oxides of Mn and FeOx, dissemination of sulphides (right).

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10.0	DRILLING

Endeavour Silver’s previous drilling programs on the Guanaceví Mines project have been described detail in the previous Technical Reports. This section discusses the general drilling and core logging procedures, as well as focusing on the 2014 drilling programs.

10.1	Drilling Procedures and Core Logging

The drilling and core logging procedures, usually accepted and established in the Procedures Manual of Exploration are summarized below.

10.1.1	Drilling Procedures

•	All drilling must be reviewed and approved by the management of Endeavour Silver.

•	To develop this program it’s necessary to have the approval of the environmental authorities (Semarnat).

•	The drill pads are marked and constructed according to a drilling program that previously was approved.

•	Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 30º.

•	Drill holes must pass through the target zone and are extended an average of 50m to avoid possible changes on the dip of the structure.

•	Drill holes are typically HW to NW size in diameter.

•	The drill rig it’s located under a strict control by the staff of Endeavour Silver, registering the azimuth, inclination and relative position to the drilling program.

•
During the drilling advance, the trajectory of the drill hole it’s controlled through an electronic instrument equipped with a pair of accelerometers that measure the azimuth and inclination of the drill hole (Reflex), these survey measurements are made at 50 m intervals from the collar to the bottom and one extra in the mineralized zone. The survey data are sent to the office and thence to the Vulcan mine planning software and AutoCAD databases so that the hole can be accurately plotted while it is in progress.

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•	True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

•	Drill core is collected daily and carried to the core logging facilities, always under supervision of the Endeavour Silver’s geologist.

•	The core storage facilities at Guanaceví are well protected by high level security fences and are under 24 hours surveillance by security personnel. This arrangement minimizes any possibility of tampering with the drill cores.

10.1.2	Core Logging Procedures

In 2014, Endeavour Silver used a combination of manual and digital logging procedures. As the hole is received in the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. Core is then logged and marked for sampling. Logging is currently being performed manually; geological, geotechnical data and sampling logs are entered directly into Excel® spreadsheets using laptop computers.

10.2	2014 DRILLING PROGRAM AND RESULTS

10.2.1	2014 Surface & Underground Drilling Program

In 2014, Exploration drilling at Guanaceví focused on exploring the Santa Cruz vein on the North Porvenir (between the Porvenir and Santa Cruz Mines, below ramp 4115) and Santa Cruz South (south of the Santa Cruz Mine) areas.

10.2.1.1.     2014 Santa Cruz South Surface Diamond Drilling Program and Results

Early May, 2014, surface diamond drilling commenced on the Santa Cruz South area, using one drill rig provided by Layne. At the end of the program, Endeavour Silver had completed a total of 8,901.90 m in 23 holes, around 1,200 m by month (Table 10-1 and Figure 10-1).

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Table 10-1
Summary for the Santa Cruz South 2014 Surface Diamond Drilling Program
(as at December, 2014)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
SCS27-1	66 º	-61 º	HQ	668.90	12/05/2014	27/05/2014
SCS23-1	76 º	-59 º	HQ	632.05	28/05/2014	09/06/2014
SCS18-1	60 º	-81 º	HQ	515.20	12/06/2014	29/06/2014
SCS11-1	60 º	-61 º	HQ	500.20	30/06/2014	09/07/2014
SCS12-1	63 º	-54 º	HQ	374.80	10/07/2014	19/07/2014
SCS14-1	62 º	-71 º	HQ	512.40	19/07/2014	30/07/2014
SCS2S-1	58 º	-60 º	HQ	241.55	31/07/2014	06/08/2014
SCS2S-2	58 º	-79 º	HQ	396.60	06/08/2014	16/08/2014
SCS2S-3	56 º	-45 º	HQ	425.85	16/08/2014	27/08/2014
SCS3S-1	83 º	-65 º	HQ	378.65	27/08/2014	09/09/2014
SCS1S-1	22 º	-68 º	HQ	353.95	09/09/2014	16/09/2014
SCS2S-4	54 º	-69 º	HQ	267.60	16/09/2014	22/09/2014
SCS2S-5	54 º	-75 º	HQ	330.35	23/09/2014	02/10/2014
SCS3S-2	81 º	-56 º	HQ	264.30	02/10/2014	08/10/2014
SCS3S-3	81 º	-45 º	HQ	245.15	08/10/2014	13/10/2014
SCS1S-2	34 º	-45 º	HQ	240.35	14/10/2014	19/10/2014
SCS1S-3	29 º	-57 º	HQ	244.95	19/10/2014	24/10/2014
SCS1S-4	80 º	-61 º	HQ	400.50	24/10/2014	25/10/2014
SCS1S-5	78 º	-65 º	HQ	454.00	01/11/2014	10/11/2014
SCS4S-1	62 º	-57 º	HQ	344.40	11/11/2014	18/11/2014
SCS4S-2	62 º	-65 º	HQ	333.35	18/11/2014	26/11/2014
SCS4S-3	64 º	-70 º	HQ	388.40	26/11/2014	05/12/2014
SCS3S-4	36 º	69	HQ	388.40	05/12/2014	12/12/2014
			Total	8,901.90

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Figure 10-1 Surface Map showing completed drill holes in the Santa Cruz South Area

The main objective of this program was to explore the SE part of the Santa Cruz Vein system at the southern border of the Endeavour Concessions in order to try to locate a possible mineralized body with high potential.

The drilling program was conducted through sections 27 to 4S; this program was successful with several holes with economical values. A high grade mineralized body was located between sections 1S to 4S and between elevations 1,900 to 2,200 masl, still open to depth.

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Drilling highlights for Santa Cruz vein included 442 g/t silver & 1.9 g/t gold over 4.7 m true width (including 1,455 g/t silver & 2.7 g/t gold over 0.4 m true width) in hole SCS1S-1; 681 g/t silver & 1.9 g/t gold over 3.9 m true width (including 2,930 g/t silver & 6.4 g/t gold over 0.4 m true width) in hole SCS1S-5; 172 g/t silver & 0.6 g/t gold over 9.2 m true width in hole SCS2S-4; 296 g/t silver & 1.9 g/t gold over 11.1 m true width in hole SCS3S-1; 202 g/t silver & 0.6 g/t gold over 8.1 m true width in hole SCS3S-3; 542 g/t silver & 1.0 g/t gold over 10.3 m true width in hole SCS4S-1; and 337 g/t silver & 0.5 g/t gold over 9.1 m true width in hole SCS4S-2; also significant results returned for Hw SCV in Hole SCS4S-1 (446 g/t Ag & 2.5 g/t Au over 3.6 m true width).

Drilling results are summarized in Table 10-2 and the Santa Cruz vein intercepts are shown on the longitudinal section in Figure 10-2.

Figure 10-3 through Figure 10-10 show vein intercepts of several holes drilled in the Santa Cruz South area.

Figure 10-11 and Figure 10-12 depict typical cross-sections showing several of the holes drilled to test the Santa Cruz vein structure in the Santa Cruz South area.

Table 10-2
Summary of the 2104 Santa Cruz South Diamond Drilling Results

		Mineralized Interval				Assay Results
Drill Hole ID	Structure	From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
SCS1S-1	Santa Cruz Vein Including	210.85	219.50	8.7	4.7	442	1.9
		211.90	212.70	0.8	0.4	1,455	2.7
SCS1S-2	Santa Cruz Vein	164.80	165.75	0.9	0.8	27	0.1
SCS1S-3	Santa Cruz Vein Santa Cruz Composite Including	183.65	184.45	0.8	0.6	138	0.3
		182.50	184.45	1.9	1.5	161	0.6
		182.50	183.65	1.2	0.9	177	0.7
SCS1S-4	Santa Cruz Vein Santa Cruz Composite Including	342.60	351.85	9.3	5.3	254	0.9
		344.00	350.25	6.3	3.6	354	1.3
		348.95	349.55	0.6	0.3	907	2.3
SCS1S-5	Santa Cruz Vein Santa Cruz Composite Including	375.20	383.50	8.3	5.0	545	1.5
		376.95	383.50	6.6	3.9	681	1.9
		376.95	377.65	0.7	0.4	2,930	6.4
SCS2S-1	Santa Cruz Vein Santa Cruz Composite Including	173.30	178.75	5.4	3.7	142	0.7
		174.10	178.75	4.7	3.2	159	0.8
		175.40	175.95	0.5	0.4	404	3.8
SCS2S-2	Santa Cruz Vein Santa Cruz Composite Including	322.45	326.40	3.9	1.4	1,077	0.1
		323.15	326.40	3.3	1.2	1,308	0.2
		325.60	326.40	0.8	0.3	5,280	0.6
SCS2S-3	Santa Cruz Vein	151.95	154.70	2.8	2.3	39	0.2
SCS2S-4	Santa Cruz Vein	208.20	226.15	18.0	9.0	170	0.6

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	Santa Cruz Composite Including	208.90	226.80	17.9	9.2	172	0.6
		224.10	224.75	0.7	0.3	581	7.6
SCS2S-5	Santa Cruz Vein Santa Cruz Composite Including	286.50	288.55	2.1	0.9	144	0.4
		287.55	291.40	3.8	1.6	145	0.7
		290.65	291.40	0.8	0.3	232	1.3
SCS3S-1	Santa Cruz Vein Santa Cruz Composite Including	256.05	266.85	10.8	6.2	334	1.1
		256.05	275.45	19.4	11.1	296	1.9
		260.80	261.70	0.9	0.5	624	2.4
SCS3S-2	Santa Cruz Vein Santa Cruz Composite Including	205.95	222.20	16.3	10.2	125	0.4
		206.85	220.80	14.0	8.8	141	0.4
		217.75	219.75	2.0	1.3	181	0.8
SCS3S-3	Santa Cruz Vein Including	173.90	184.45	10.6	8.1	202	0.6
		175.90	176.30	0.4	0.3	724	1.3
SCS3S-4	Santa Cruz Vein Santa Cruz Composite Including	303.00	306.70	3.7	1.7	193	1.0
		298.10	307.45	9.3	4.4	156	0.6
		304.65	305.15	0.5	0.2	604	3.0
SCS4S-1	Hw SCV Hw SCV Composite Including Santa Cruz Vein Santa Cruz Composite Including	209.45	224.90	15.5	11.7	180	0.9
		220.10	224.90	4.8	3.6	446	2.5
		220.70	221.25	0.6	0.4	765	7.3
		228.50	243.25	14.8	10.8	522	1.0
		229.10	243.25	14.2	10.3	542	1.0
		239.70	240.35	0.7	0.5	1,240	3.9
SCS4S-2	Hw SCV Hw SCV Composite Including Santa Cruz Vein Santa Cruz Composite Including	243.25	251.70	8.4	6.2	41	0.1
		243.25	244.90	1.7	1.2	109	0.1
		244.20	244.90	0.7	0.5	207	0.2
		262.50	277.90	15.4	9.5	325	0.5
		263.20	277.90	14.7	9.1	337	0.5
		267.30	267.80	0.5	0.3	902	1.8
SCS4S-3	Hw SCV Hw SCV Composite Including Santa Cruz Vein Santa Cruz Composite Including	271.10	271.90	0.8	0.5	141	0.3
		271.10	273.50	2.4	1.5	107	0.3
		271.90	272.55	0.7	0.4	173	0.6
		329.00	331.80	2.8	1.4	115	0.1
		329.60	331.80	2.2	1.1	141	0.2
		330.40	331.10	0.7	0.3	367	0.5
SCS11-1	Santa Cruz Vein	160.80	162.15	1.3	1.1	15	0.1
SCS12-1	Santa Cruz Vein Including	316.05	317.35	1.3	1.2	234	0.3
		316.05	316.85	0.8	0.7	263	0.3
SCS14-1	Santa Cruz Vein Santa Cruz Composite Including	413.30	413.70	0.4	0.3	214	0.1
		411.75	413.70	1.9	1.5	88	0.1
		413.30	413.70	0.4	0.3	214	0.1
SCS18-1	Fault Fault	435.15	435.80	0.7	0.6	8	0.01
		484.60	485.45	0.8	0.7	4	0.02
SCS23-1	Vein Santa Cruz Vein	472.40	480.30	7.9	6.4	13	0.02
		508.60	514.80	6.2	6.0	24	0.1
SCS27-1	Veinlet Fault Vein Veinlet	409.05	409.50	0.4	0.4	48	0.2
		535.10	539.55	4.4	3.4	0.2	<0.005
		610.35	614.50	4.1	3.6	48	0.1
		616.60	617.00	0.4	0.2	20	0.04

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Figure 10-2 Longitudinal Section (looking NE) showing intersection points on
Santa Cruz Vein in the Santa Cruz South Area

Figure 10-3 Santa Cruz Vein in Hole SCS1S-1.

Figure 10-4 Santa Cruz Vein in Hole SCS1S-5.

Figure 10-5 Santa Cruz Vein in Hole SCS2S-4.

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Figure 10-6 Santa Cruz Vein in Hole SCS3S-1.

Figure 10-7 Santa Cruz Vein in Hole SCS3S-3.

Figure 10-8 Hw SCV Vein in Hole SCS4S-1.

Figure 10-9 Santa Cruz Vein in Hole SCS4S-1.

Figure 10-10 Santa Cruz Vein in Hole SCS4S-2.

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Figure 10-11 Cross-Sections through Holes SCS1S-1, SCS1S-2, SCS1S-3,
SCS1S-4 & SCS1S-5 and SCS2S-1, SCS2S-2, SCS2S-3, SCS2S-4 & SCS2S-5
Drilled to Test the Santa Cruz Vein in the Santa Cruz South area.

Figure 10-12 Cross-Sections through Holes SCS3S-1, SCS3S-2, SCS3S-3 &
SCS3S-4 and SCS4S-1, SCS4S-2 & SCS4S-3 Drilled to Test the Santa Cruz
Vein in the Santa Cruz South area.

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10.2.1.2.     2014 North Porvenir Underground Diamond Drilling Program and Results

At Mid-May, 2014, underground diamond drilling commenced on the North Porvenir, two different drill rigs were in operation (Rock Drill and Versa). At the end of the program, Endeavour Silver had drilled 21 holes with of 3,422.75 m (Table 10-3 and Figure 10-13).

Table 10-3
Summary for the North Porvenir 2014 Underground Diamond Drilling Program (as at
December, 2014)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UP7-1	45 º	-45 º	HQ	101.00	17/05/2014	24/05/2014
UP7-2	45 º	-82 º	HQ	128.55	24/05/2014	09/06/2014
UP7-3A	225 º	-80 º	HQ	73.05	10/06/2014	16/06/2014
UP7-3	225 º	-80 º	HQ	191.85	17/06/2014	24/06/2014
UP7-4	137 º	-54 º	HQ	172.25	25/06/2014	07/07/2014
UP7-5	168 º	-68 º	HQ	203.75	08/07/2014	16/07/2014
UP7-6	350 º	-50 º	HQ	133.00	17/07/2014	22/07/2014
UP7-7	317 º	-68 º	HQ	191.05	24/07/2014	31/07/2014
UP7-8	7 º	-21 º	HQ	130.30	01/08/2014	09/08/2014
UP5-1	67 º	-31 º	HQ	104.90	12/08/2014	16/08/2014
UP5-2	95 º	-68 º	HQ	140.05	16/08/2014	28/08/2014
UNP4-3	122 º	-57 º	HQ	159.25	31/08/2014	06/09/2014
UNP4-4	156 º	-65 º	HQ	198.05	07/09/2014	14/09/2014
UNP4-5	184 º	-78 º	HQ	190.50	14/09/2014	27/09/2014
UNP4-6	297 º	-67 º	HQ	201.00	27/09/2014	17/10/2014
UP3-1	0 º	28	HQ	177.00	04/11/2014	08/11/2014
UP3-2	339 º	50	HQ	127.50	10/11/2014	17/11/2014
UP3-2A	339 º	50	HQ	169.20	18/11/2014	25/11/2014
UP3-3	313 º	-63 º	HQ	215.00	26/11/2014	02/12/2014
UP2117-1	206 º	-3 º	HQ	172.50	03/12/2014	08/12/2014
UP2117-2	216 º	31	HQ	243.00	08/12/2014	12/12/2014
			Total	3,422.75

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Figure 10-13 Surface Map showing completed drill holes in the North Porvenir Area

In 2014, underground drilling was conducted to test the Santa Cruz Vein between the Porvenir and Santa Cruz Mines and the elevations 2,000 to 2,200 masl, with the objective to try to locate additional mineralized zones.

Drilling highlights for Santa Cruz vein included 506 g/t silver & 12.1 g/t gold over 2.0 m true width (including 1,360 g/t silver & 38.3 g/t gold over 0.6 m true width) in hole UNP4-3; 312 g/t silver & 1.8 g/t gold over 1.7 m true width in hole UNP4-4; 264 g/t silver & 0.5 g/t gold over 1.3 m true width in hole UNP4-5; 234 g/t Ag & 0.5 g/t Au over 2.6 m true width in hole UP7-1; 116 g/t Ag & 0.3 g/t Au over 4.1 m true width in hole UP7-2; and 120 g/t Ag & 0.2 g/t Au over 3.2 m true width in hole UP7-3.

Drilling results are summarized in Table 10-4 and the Santa Cruz vein intercepts are shown on the longitudinal section in Figure 10-14.

Figure 10-15 through Figure 10-17 show vein intercepts of several holes drilled on North Porvenir area.

Figure 10-18 through Figure 10-19 depict typical cross-sections showing several of the holes drilled to test the Santa Cruz vein structure in the North Porvenir area.

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Table 10-4
Summary of the 2014 North Porvenir Diamond Drilling Results

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UP2117- 1	Santa Cruz Vein Santa Cruz Composite Including	95.90	101.80	5.9	4.2	39	0.1
		95.90	98.45	2.6	1.8	49	0.1
		97.75	98.45	0.7	0.5	66	0.2
UP2117- 2	Santa Cruz Vein Santa Cruz Composite Including	170.50	172.25	1.8	0.7	21	0.05
		170.50	174.65	4.2	1.8	21	0.05
		171.00	171.75	0.8	0.3	32	<0.05
UP3-1	Santa Cruz Vein Santa Cruz Composite Including	115.55	117.20	1.7	1.3	12	0.02
		114.90	117.20	2.3	1.8	12	0.02
		116.05	116.65	0.6	0.5	14	0.03
UP3-2A	Santa Cruz Vein Santa Cruz Composite Including	130.45	131.00	0.6	0.4	13	0.1
		128.40	131.00	2.6	1.7	6	0.03
		130.45	131.00	0.6	0.4	13	0.1
UP3-3	Santa Cruz Vein Santa Cruz Composite Including	173.40	174.45	1.0	0.5	4	0.02
		173.40	176.50	3.1	1.6	27	0.1
		175.60	176.50	0.9	0.5	82	0.1
UNP4- 3	Santa Cruz Vein Santa Cruz Composite Including Vein	106.30	110.50	4.2	2.5	65	0.7
		104.10	107.35	3.3	2.0	506	12.1
		105.35	106.30	1.0	0.6	1,360	38.3
		111.40	112.90	1.5	1.1	174	0.3
UNP4- 4	Santa Cruz Vein Santa Cruz Composite Including	153.60	156.95	3.3	1.5	269	1.5
		152.40	156.15	3.8	1.7	312	1.8
		155.00	155.55	0.6	0.2	479	5.5
UNP4- 5	Santa Cruz Vein Including	151.05	153.80	2.8	1.3	264	0.5

		152.90	153.50	0.6	0.3	628	0.9
UNP4- 6	Santa Cruz Vein Santa Cruz Composite Including	150.80	151.50	0.7	0.3	76	0.2
		148.60	151.50	2.9	1.4	68	0.1
		150.35	150.80	0.5	0.2	232	0.5
UP5-1	Santa Cruz Vein	74.35	75.10	0.8	0.7	11	0.04
UP5-2	Santa Cruz Vein	102.55	103.45	0.9	0.7	8	0.03
UP7-1	Santa Cruz Vein Santa Cruz Composite Including	57.90	68.35	10.5	10.0	78	0.2
		66.40	69.10	2.7	2.6	234	0.5
		66.40	66.90	0.5	0.5	375	1.2
UP7-2	Santa Cruz Vein Santa Cruz Composite Including	91.20	96.65	5.5	3.5	117	0.3
		91.20	97.55	6.3	4.1	116	0.3
		92.35	93.00	0.7	0.4	321	0.3
UP7-3A	Veinlet Vein Breccia	42.95	43.35	0.4	0.3	92	0.2
		54.25	55.25	1.0	0.6	58	0.2
		67.55	69.45	1.9	1.5	220	0.8
UP7-3	Santa Cruz Vein Santa Cruz Composite Including	142.55	143.75	1.2	0.5	139	0.2
		138.70	143.10	4.4	3.2	120	0.2
		142.55	143.10	0.5	0.2	252	0.3
UP7-4	Santa Cruz Vein	126.45	131.40	5.0	2.2	19	0.1
UP7-5	Santa Cruz Vein	158.25	161.65	3.4	1.3	6	0.1
UP7-6	Santa Cruz Vein Santa Cruz Composite Including Vein	99.65	102.70	3.1	2.3	78	0.2
		99.65	101.05	1.4	1.1	121	0.3
		99.65	100.30	0.6	0.5	207	0.4
		104.05	105.85	1.8	1.4	11	0.04
UP7-7	Santa Cruz Vein Santa Cruz Composite Including	125.20	127.60	2.4	1.4	61	0.1
		124.50	126.20	1.7	1.1	89	0.1
		125.20	125.60	0.4	0.2	190	0.3
UP7-8	Santa Cruz Vein	87.45	89.10	1.6	1.4	31	0.1

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Figure 10-14 Longitudinal Section (looking NE) showing intersection points on Santa Cruz Vein in the North Porvenir Area

Figure 10-15 Santa Cruz Vein in Hole UNP4-3.

Figure 10-16 Santa Cruz Vein in Holes UNP4-4 and UNP4-5.

Figure 10-17 Santa Cruz Vein in Holes UP7-1, UP7-2 and UP7-3.

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Figure 10-18 Cross-Sections through Holes UNP4-3 and UNP4-4 Drilled to Test the Santa Cruz
Vein in the North Porvenir area.

Figure 10-19 Cross-Sections through Holes UNP4-5 and UP7-1, UP7-2 & UP7-3 Drilled to Test the
Santa Cruz Vein in the North Porvenir area.

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10.3	Comments on Section 10

The QP has reviewed the 2014 exploration programs and notes that the programs were conducted according to the Exploration Best Practices Guidelines as outlined by the CIM and with a good QA/QC program in place. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

The QP concludes that the data acquired by Endeavour Silver through its exploration programs is suitable for use in estimating the mineral resources and ultimately the mineral reserves for the Guanaceví Mines Project.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Method and Approach

A description of Endeavour Silver’s sampling method and approach for the Guanaceví Mines project was provided in previous Technical Reports by Range (2006), Micon (2007, 2009, 2010, 2011, 2012 and 2013) and Munroe (2014). Endeavour Silver personnel have made no material changes to the sampling method and approach since the publication of the March, 2013 report by Micon. For completeness of this report, the description from the March, 2013 report has been excerpted, edited and updated where appropriate.

11.1.1	Sampling Intervals

Sampling intervals range from about 0.3m to 2.5m, with most in the 0.5m to 1.5m range. The Endeavour Silver geologist use geological criteria to select sample intervals. Quartz vein material is separated from hanging wall and footwall horizons, and internal vein samples are broken out by texture type. Three principal types of vein textures are recognized: (a) massive, (b) banded and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

11.1.2	Underground Sampling Methodology

Mine samples are collected principally for grade control purposes but are also used to build up a channel sample database for resource estimation purposes. Samples are collected from sills and in stopes. Sill samples are taken from the development face on a blast-by-blast basis. All sampling starts from the footwall and proceeds towards the hanging wall, with sample limits based on geological contacts. In stopes, and in sills if time permits, samples are taken from the back and footwall side-wall. In general, footwall waste samples are not taken systematically, although at least one footwall sample is normally taken in a sampling session, depending on wherever the footwall is veined or sulphide rich. If the vein is present in the footwall side-wall, it is sampled. Side-wall channel samples are measured vertically, whilst back samples are measured horizontally. Channel sampling is generally at 2.5 m intervals but can be increased to 5 m intervals in areas where the geology and grade distribution are well known. Samples are taken using a hammer and chisel; if the back is too high, a scaling bar is also used to chip the sample off.

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Sample locations underground are measured from a known reference point, usually an identified control point installed by Endeavour Silver surveyors. All grade control samples are bagged in heavy duty polyurethane bags with a commercially prepared sample ticket inserted in the bag, and the sample number marked on the bag exterior with marker pen. All sample information is noted in a field notebook and later transferred to daily information sheets in the office. Basic sample information is also noted on sample ticket slips which are stored in the mine geology department office.

11.2	Density Determinations

11.2.1	Mine Samples

Bulk density samples were previously collected from the mines in the Guanaceví operation throughout 2010. The majority of samples came from Porvenir North and Porvenir Dos. There was no collection of density samples in 2013. Earlier samples were sent for analysis to the Stewart Group laboratory facility in Zacatecas, Mexico. The results for the 179 samples collected are summarized in Table 11-1. A specific gravity value of 2.55 based on past production data was used for converting volumes to tonnes for the October 2014 resources. This value is within the acceptable range based on the results to date.

Table 11-1
Bulk Density Determinations for Mine Samples from Porvenir North/Dos/Cuatro and
Santa Cruz

Statistics	Porvenir North	Porvenir Dos	Porvenir Cuatro	Santa Cruz

Number of Data	134	35	4	6
Mean	2.53	2.50	2.59	2.51
Median	2.52	2.49	2.59	2.52
Standard Deviation	0.088	0.124	0.023	0.070
Sample Variance	0.008	0.015	0.001	0.005
C.V.	0.035	0.049	0.009	0.028
IQR	2.47 - 2.57	2.46 - 2.54	2.58 - 2.61	2.45 - 2.56
Minimum	2.26	2.29	2.56	2.43
Maximum	2.94	3.00	2.61	2.60
Range	0.68	0.72	0.05	0.17

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11.2.2	Exploration Samples

Density determinations from previous drilling programs were used for converting volumes to tonnes for the October 2014 resource estimates.

11.3	Quality Control / Quality Assurance (QA/QC) program

In order to monitor the sampling, preparation and assaying process Endeavour Silver has established a QA/QC program, on an effort to control or minimize possible errors, including the use of duplicate, blanks, standards and cross checks.

11.3.1	Sampling

11.3.1.1.     Mine Channel Samples

Mine chip channel samples and mill feed belt samples are prepared and analyzed at the Metalurgica Guanaceví (MG) laboratory, Endeavour Silver’s in-house laboratory located at the process plant site of the Guanaceví Mines project.

Grade control channel samples, which are used for stope based reserve estimates, are prepared and analyzed at the in-house laboratory. The sample preparation procedure for samples is as follows: Samples are received and checked in by laboratory staff; moist samples are dried for 2 to 4 hours; otherwise samples are crushed to -½ inch in a primary jaw crusher; samples are split using a 1 inch or ½ inch Jones splitter; 100 to 150 g of sample is retained for pulverizing and is put in a metal tray, along with a pulp envelope; remaining coarse rejects are returned to their original bag along with the sample ticket and stored; the 150 g crushed sample is then dried at a temperature of 100° C. The dried sample is pulverized in a ring pulverizer to -80 mesh; the pulverized sample is stored in a numbered envelope. The procedures for the mine channel sample preparation have been the same since 2008.

11.3.1.2.     Exploration Core Samples

All exploration drill core is transported under supervision of the Endeavour Silver’s geologist to the secure core storage facility at the Santa Cruz mine site. Sampling procedures typically begin with splitting by either a wheel-driven manual splitting device or an electric diamond-bladed core saw. The wheel-driven manual splitting device is generally used only when the core is badly broken-up and cannot be effectively cut by the diamond-bladed core saw. One half of the core is replaced in the original core box with depth markers, and the other half is bagged with sample tickets and recorded in the sample record. Once samples are bagged, they are transported to an outside laboratory.

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Since 2009, all drill core samples were sent to ALS-Chemex (ALS). ALS maintains a preparation facility in Chihuahua, where 50 g pulps are prepared and shipped to Vancouver, Canada for analysis. ALS emails assay data results to Endeavour Silver geologists and then returns the pulps to Guanaceví for storage at the core building at the Santa Cruz mine site. ALS is assessed against the international standard EN ISO/IEC 17025:2005 and is independent of Endeavour Silver.

All of Endeavour Silver’s drill core samples are bagged and tagged at the Guanaceví Mines project. Upon arrival at the laboratory, all samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

Sampling procedures and assay results are considered to be reasonably representative of the mineralization of the deposits and may be used with acceptable confidence in the estimation of the resources and reserves.

11.3.2	Analysis

11.3.2.1.     Mine/Grade Control Samples

At the MG laboratory, a 20 g sample is removed from the 100 g pulp and subjected to fire assay determination of gold and silver contents. Subsequent splits of the pulp may be used for lead, zinc, copper, manganese and iron analyses by atomic adsorption (AA). Pulp and rejects are returned to the geology department within 1 to 3 days. The geology department selects pulps and rejects to be returned for re-assay. This methodology became fully operational in June, 2009, and has been maintained throughout 2014.

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11.3.2.2.     Exploration Samples

All of Endeavour Silver’s exploration samples of rock and drill core were bagged and tagged at the Guanaceví warehouse and shipped to the ALS preparation facility in Chihuahua, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis. An initial series of samples are sent to the MG Laboratory to screen the samples for ore grades and allow for a faster turn around of assays and selection of drill sites. The ALS Chemex assays are still used as the final grade for resource estimation even though the MG Laboratory is ISO certified.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

In order to obtain less variability in the results and to favour the lower grade exploration samples, in 2014 Endeavour Silver continues using two phases in the analysis of the samples.

First phase:

Gold it’s assayed through fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for Silver and multi-elements is through an aqua regia digestion followed by inductively Coupled Plasma-Atomic Emission Spectroscopy (ICP-AES). The detection range for the silver assay is 0.2 ppm to 100 ppm.

Second phase:

The assays for evaluation of higher-grade silver (+/- gold) mineralization were also optimized for accuracy and precision at higher concentrations. All Endeavour Silver samples originally assaying >20 ppm silver are then re-assayed using a fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.05 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

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As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com/.

In 2014, the average turn-around time required for analyses was around 2 weeks.

11.3.3	Mine Channel Sampling

The QA/QC protocol for production samples involves repeat assays on pulp and reject assays, along with in-house prepared blanks and control samples. No commercially available standards were used in 2014. Endeavour Silver creates standards in-house using selected pulp rejects which are prepared by a third party laboratory. Roughly 3% to 5% of production grade control sample are submitted for re-assay.

11.3.3.1.     Blank Performance

In August, 2009, the geology department began collecting and sending blanks along with production samples. This practice has continued through to the end of 2014. Currently, blanks are inserted at a frequency of approximately 1 sample per day. Blanks are collected as run-of-mine material from waste headings such as the development ramps. These samples are usually of sufficiently low silver grade to be useful in detecting laboratory errors such as sample swaps and contamination, however, there is always the possibility that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

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Results of the blank assays are shown in Figure 11-1 and Figure 11-2. Approximately 7% of the 358 samples sent for assay in 2014 returned silver grades greater than 20 times the detection for silver and 15% were between 5 and 20 times the detection limit for silver. Sample values less than 25 g/t (5x detection) are considered acceptable.

Figure 11-1 Performance of the Blank against Preceding Silver Assay

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Figure 11-2 Performance of the Blank against Preceding Gold Assay

Gold values were slightly better with only 1% of the 358 samples sent for assay returning gold grades greater than 20 times the detection, and 10% between 5 and 20 times the detection limit for gold. Sample values less than 0.15 g/t (5x detection) are considered acceptable.

11.3.3.2.     Precision Demonstrated by Duplicate Results

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-3 through Figure 11-8. In general, results of the duplicate re-assays indicate a good correlation for silver and gold. Acceptable failure rate for pulps duplicates is 10%. Both silver and gold pulps show a 17% failure rate. Acceptable failure rate for reject duplicates is 20%. Silver pulps show a 23% failure rate while gold shows a 16% failure rate. Finally, failure rate for mine duplicates is 30%. Silver pulps show a 45% failure rate while gold shows a 28% failure rate.

Overall the results are acceptable but perhaps could be improved.

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Figure 11-3 Max-Min plot for silver pulps duplicates

Figure 11-4 Max-Min plot for gold pulps duplicates

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Figure 11-5 Max-Min plot for gold reject duplicates

Figure 11-6 Max-Min plot for gold reject duplicates

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Figure 11-7 Max-Min plot for silver mine duplicate samples

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Figure 11-8 Max-Min plot for gold mine duplicate samples

11.3.3.3.     Mine Standard Reference Material

No mine standards are used.

11.3.3.4.     Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays were sent to secondary labs for analysis in 2014.

11.3.4	Surface and Underground Exploration

During 2014, drilling was supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

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A total of 4,367 samples, including control samples, were submitted during Endeavour Silver’s surface & underground drilling programs at Guanaceví in 2014, as shown in Table 11-2.

A total of 223 pulps were also submitted for check assaying.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11-9.

Table 11-2
Summary of Control Samples Used for the 2014 Surface and Underground Exploration
Program

Samples	No. of Samples	Percentage (%)
Normal	210	4.8%
Blanks	199	4.6%
Duplicates	210	4.8%
Standards	3748	85.8%
Total	4,367	100%
Check Assays	223	5.1%

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Figure 11-9
Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.4.1.     Surface and Underground Exploration Blank Performance

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Guanaceví Mines project. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples. Only a limited number of blank samples returned assay values above the detection limits for gold and silver. Blank samples were also assayed for copper, lead and zinc but little or no contamination was observed for these metals.

Based on the results obtained from the blank samples, it is considered that the assay results for the drilling programs are for the most part free of any significant contamination (Figure 11-10 and Figure 11-11).

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Figure 11-10 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream.

Figure 11-11 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream.

11.3.4.2.     Precision Demonstrated by Duplicate Results

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Guanaceví Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

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Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both.

For the duplicate samples, graphical analysis shows moderate correlation coefficient for gold (0.73) and satisfactory for silver (0.90) . Scatter diagrams for core duplicate samples are shown in Figure 11-12 and Figure 11-13.

Figure 11-12 Scatter Plot for Duplicate Samples for Gold

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Figure 11-13 Scatter Plot for Duplicate Samples for Silver

11.3.4.3.     Surface Exploration Standard Reference Material

Endeavour Silver uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2014, standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. Reference standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Two different standards were submitted and analyzed for gold and silver. The reference standards used during Endeavour Silver’s drilling programs are described in Table 11-3.

For the process to establish the control limits of the SRM, in 2013 Endeavour Silver modify the protocols, until 2012 the used value was the recommended for the SRM (Certificate), and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material (“Simon, M.A. 2011”), therefore the mean used is the product of the ALS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS assays its used, otherwise its used the recommended value in the SRM Certificate.

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For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-4.

Table 11-3
Reference Standards Used for Endeavour Silver’s Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)

			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR-30	CDN-GS-5J	CDN Resource Laboratories	4.90	73	4.99	70
EDR-36	CDN-ME-1101	CDN Resource Laboratories	0.56	68	0.60	65

Table 11-4
Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

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•	A blank value over the acceptable limit is a failure.

•	Results are reported to Endeavour Silver’s Qualified Person every month.

Results of each standard are reviewed separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of control charts generated by Endeavour Silver are shown in Figure 11-14 to Figure 11-17 for the standard reference materials.

Figure 11-14 Control Chart for Gold Assays from the Standard Reference EDR-30

Figure 11-15 Control Chart for Silver Assays from the Standard Reference EDR-30

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Figure 11-16 Control Chart for Gold Assays from the Standard Reference EDR-36

Figure 11-17 Control Chart for Silver Assays from the Standard Reference EDR-36

11.3.4.4.     Surface and Underground Accuracy Demonstrated by Check Assays

To evaluate the accuracy of the primary laboratory, Endeavour Silver periodically conducts check analyses. Random pulps are selected from original core samples and send to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver uses the BSI-Inspectorate laboratory in Durango, Mexico, for check analyses.

Correlation coefficients are high (>0.98) for both silver and gold, showing a high level of agreement between the original ALS assay and the BSI-Inspectorate check assay. Figure 11-18 and Figure 11-19 show the correlation between the values of Gold and Silver.

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Figure 11-18 Scatter plot of Check Assays for Gold

Figure 11-19 Scatter plot of Check Assays for Silver

11.4	Comments on Section 11

Endeavour Silver’s sampling protocols for evaluation purposes (underground and surface drill cores) follow the current CIM exploration best practice guidelines and this provides a degree of confidence regarding the validity and integrity of the database used for the resource and reserve estimates.

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For production scheduling, biases in chip sampling rarely attain a perfectly representative sample due to the preferential sampling of soft material leading to over or under representation of mineralized material leading to over or under estimation of grade. Also, chip samples rarely represent 100% of the sample space and may lead to an added bias. However, chip sampling in underground mines is a popular and for the most part, accepted practice around the world.

The fact that chip sampling is done on a closely spaced intervals (3-5m), the practice tends to generate very large datasets, and in most cases, due to the large sample size, these datasets are statistically representative of the material being sampled.

Endeavour Silver’s underground sampling procedure conforms to current industry practices and standards, and is essentially being used for grade control and ore-waste differentiation practices.

Endeavour Silver’s evaluation drilling samples can be considered representative. Endeavour uses HQ (NQ when needed) core size which yields close to 100% core recovery within the target zone and provides a sufficiently large sample size. There are no known factors that may result in sample biases.

The quality of the bulk density samples collected is demonstrated by the results being consistent with previous determinations. No drilling, sampling or recovery factors have been identified that could result in sampling bias or otherwise materially impact the accuracy and reliability of the assays and, hence, of the resource database.

The QP has reviewed the QA/QC program in place and considers that both the regional exploration and mine department drilling and sampling programs are adequate and adhere to commonly used practices in the industry.

The QP considers the sample preparation and sample security are adequately implemented.

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The QP considers that the QA/QC monitoring is applied at a sufficient level to assure that the results are reasonably accurate.

The QP considers the data collected appropriate for use in estimating the resources and reserves for the project.

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12.0	DATA VERIFICATION

12.1	State of Geological / Mineralization Knowledge

Endeavour Silver site geologists base their geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface, underground and drilling exposures. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drillholes. Endeavour Silver conducts underground development and continuous level back mapping to guide development sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration procedures are enhanced by the use of drill core orientation techniques (Ballmark Oriented Core System) which provide vital information on geological structure and mineralization continuity, influencing the geological model used in the resource estimation

The QP is satisfied that the geology teams at Guanaceví have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration efforts. Thus, the resource estimation process is well supported by a good geological/mineralization model.

12.2	Review of Exploration Practices

The QP is satisfied that the drilling procedures are in accordance with the current CIM Exploration Best Practices Guidelines. On the drill site, surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drillhole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drillhole are monitored by conducting down-hole surveys. As the targeted drillhole depth is approached, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode.

Endeavour Silver aims for HQ and NQ core sizes for surface and underground drilling, respectively. The bigger the sample, the more representative it is. The slightly smaller underground core is due to the lower capacity of the rigs as compared to surface rigs. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice which provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

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In summary, the quality of Endeavour Silver’s diamond drilling is assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible.

12.2.1	Core Storage Facilities

There are three core storage facilities at Guanaceví:

1)	The original surface exploration storage facility located on the Porvenir mine site;

2)	An Underground exploration storage facility built in 2012, also located at the Porvenir mine site.

The core storage facilities at Guanaceví are well protected by a high level security fence and are located in an area under 24-hour surveillance by security personnel.

12.3	Metalurgica Guanaceví (MG) laboratory

The QP has visited the laboratory facilities at Guanaceví several times during 2014 and an audit was done by the Author in October 2104. The laboratory in-house QA/QC protocols are in accordance with the CIM best practices guidelines. These include regular calibration of measuring instruments, tight controls/supervision in the sample preparation room to avoid contamination between samples and use of internal certified standards. Currently, the laboratory takes care of all production samples for the mine.

The assay lab (Figure 12-1) of the Guanaceví Mines Property is located within the processing plant area and consists of the following areas:

•	Sample preparation area

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•	Fluxing and Fire assaying area

•	Balance room

•	Acid digestion room

•	AAS room

In October 2014, the MG assay lab was re-certified ISO 9001-2008 compliant.

The lab currently processes about 8,800 samples per month. The breakdown is shown in Table 12-1.

Table 12-1
Breakdown of samples processed at the MG Lab in 2014.

Origin	Approximate Number
Exploration Samples	500
Metallurgical Samples	500
Mine Geology	4,300
Process Plant	2,000
Control Samples	1,500
Total	8,800

Silver and gold are assayed by fire assaying with AA finish. Cu, Pb, Zn, Fe and Mn are analyzed by acid digestion and subsequent AA measurement for each metal.

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Figure 12-1 MG Lab Guanaceví Mine

In addition to sending check samples to commercial laboratories, Endeavour Silver’s MG lab uses various quality controls assaying procedures including:

•	Duplicate samples,

•	Blanks

•	Commercial reference standards, and

•	Check assaying of selected pulps at different laboratories.

12.3.1	MG Laboratory QA/QC and Charts

	12.3.1.1.	MG Blank Performance

Blanks were used by the MG lab in 2014. Blank results are shown in Figure 12-2 and Figure 12-3. The QP reviewed the blank data. The results of the graphs indicate that there is little evidence of cross-contamination in the blanks.

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Figure 12-2 Performance of MG Lab Blanks - Sliver

Figure 12-3 Performance of MG Lab Blanks - Gold

12.3.1.2.	Precision Demonstrated by Duplicate Sampling

Assay duplicates and replicates were used by the MG lab in 2014. A maximum-minimum scatter plot for silver duplicate samples is shown in Figur3 12-4 and Figure 12-5 for gold. A maximum-minimum scatter plot for replicate samples is shown in Figure 12-6Figure 12-4 for silver and Figure 12-7 for gold.

In general, results of the duplicate re-assays show a good correlation combined with acceptable failure rate of 1% for silver and 3% for gold.

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Figure 12-4 Max-Min plot for internal MG lab silver pulp duplicates.

Figure 12-5 Max-Min plot for internal MG lab gold pulp duplicates.

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Figure 12-6 Max-Min plot for internal MG lab silver pulp replicates.

Figure 12-7 Max-Min plot for internal MG lab gold pulp replicates.

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Replicate silver results show that 90% of the data pairs fall within a relative error of 10% at a zero cut-off, and suggests very good precision. Replicate gold only shows good precision, i.e. 90% of pairs with +/- 10% relative error, above a cut-off of 0.62 g/t gold. Below this, precision drops off rapidly.

12.3.1.3.	Standard Reference Samples

The MG lab uses commercial reference standards to monitor the accuracy of the laboratories. The standard reference material (SRM) was purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2014, standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples.

Two different standards were submitted and analyzed silver and gold. One standard was discontinued in February 2014 and is not discussed in this report. The other reference standard used at the MG lab is described in Table 12-2 and was in use from January through December 2014.

Table 12-2
Reference Standards Used at Endeavour Silver’s MG Lab.

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)
			Gold (g/t)	Silver (g/t)
FCM-6	CDN-FCM-6	CDN Resource Laboratories	2.15 ±0.16	156.8 7.9

A total of 642 individual certified standards were analyzed in 2014. For graphical analysis, results for the standards were scrutinized relative to the mean and a lower control limit (LL) and upper control limit (UL) defined as the mean plus 10% and mean minus 10% respectively.

The results of the standard are considered satisfactory and most values for silver were found to be within the specified control limits. The median value of the MG assay agrees well with the mean value of the specific standard. However, there is a tendency for the MG assay to be lower than the certified value as evidenced by the median being lower than the mean of the standard.

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Examples of the silver control charts for the standard reference materials are shown in Figure 12-8 to Figure 12-9.

Figure 12-8 Control Chart for Silver Assays from the Standard Reference Sample CDN-FCM-6.

Figure 12-9 Control Chart for Gold Assays from the Standard Reference Sample CDN-FCM-6.

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12.3.1.4.	Check Samples

The MG lab routinely conducts check analyses. The lab selects random pulps which are sent to the Actlabs in Guadalupe, Zacatecas, Mexico for analysis.

A check assay and the original result are independent variables. Depending on which variable is assigned to x and which to y, “least-squares” regression will produce different results. The check assay results were compared using the RMA (Reduced Major Axis) linear regression method described by Sinclair (2002).

A total of 284 pulp samples were sent in 2014. Scatterplots for the check assays are shown in Figure 12-10 and Figure 12-11. Outliers were identified and removed prior to completing the comparison. Correlation coefficients are high (>0.99) for both gold and silver, showing excellent overall agreement between the original MG Lab assay and the Actlabs check assay.

Figure 12-10 Scatter plot of Check Assays for Silver submitted to Actlabs.

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Figure 12-11 Scatter plot of Check Assays for Gold submitted to Actlabs.

12.4	Monitoring Reports and Control Charts for QA/QC Samples

QA/QC controls are in place for both surface and underground exploration drilling. Details of the individual QA/QC programs can be found in Section 11.

Analysis of the QA/QC charts confirm that adequate control samples including the use of certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In instances where standards failed, investigations as the cause were conducted and re-assaying was done on any samples deemed necessary. The QP did not identify any apparent flaws in the control sampling procedures.

The mine geology department also conduct QA/QC procedures. The QP has reviewed the charts of the pulp and reject data and has found it to be acceptable. QA/QC charts for mine production sampling are discussed in Section 11.2.

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12.5	Review of the Database

12.5.1	Database Construction

Endeavour Silver conducts a validation process on the underground sampling and surface exploration data generated from its Guanaceví Mines project. The data verification procedures generally involve the following:

1.	Visually checking the data for the following:

•	Any non- conforming assay information, such as duplicate and missing sample numbers.

•	Verifying collar elevations against survey information for each drillhole.

•	Verifying collar coordinates against survey information for each drillhole.

•	Verifying the dip and azimuth against survey information for each hole.

•	Comparing the database interval against the original assay certificate for drillhole/channel samples.

•	Verifying survey information for location of underground channel samples used in reserve estimation.

2.	Using Vulcan software to check for data errors and 3D visualization for vein continuity.

The assay information comes directly from the laboratory in an electronic format and is merged into the database using sample numbers. Once the laboratory has finalized assays, they are put into a dedicated database directory.

The data are in a format that is directly importable to the company’s Vulcan modelling software. The export format is an Excel spreadsheet, so all data are also readily importable for use in spreadsheets or a different database.

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Senior project personnel have portable versions of the drillhole database on their laptop computers. This allows them access to the data at all times. The portable databases are only up-to-date to the point that the master database is copied onto the laptop. Through day-to-day use of the database, staff personnel are constantly verifying and rechecking data.

Channel sample assay data are entered into individual Excel spreadsheets used for day-to-day grade control purposes; in addition assay data on sample orientation and location are also entered. All location data are relative to a local surveyed reference point. Channel samples are plotted onto plans prepared on the basis of most up-to-date survey information. If survey data for a particular stope cut are not available, the sample location is estimated on the basis of the most recent survey pick-up. Coordinates are recorded manually and then entered into an Excel spreadsheet. The process of plotting data onto plans ensures that most field recording errors are identified and corrected.

The channel survey and assay data are then merged on the basis of sample numbers to produce the final database for resource estimation. For data collected in late 2007 and early 2008, the merging of data was done using assay plans prepared in AutoCAD, as field data were not routinely plotted up and coordinates recorded at the time. The merging of data initially encountered numerous problems of data duplication. Problems of channel data duplication were filtered using Excel spreadsheets and also Vulcan software. Problems of errors with sample location were identified using Vulcan 3D software. Duplicated channel data are removed, with the oldest data being accepted as the original information. In some cases (evaluated on a case-by-case basis) duplicated data were accepted or rejected on the basis of sample number sequences. Given the large number of channels that were available for use in the channel sample database, the general approach was to exclude any channels/samples with data issues. Much of this process of data elimination is manual and extremely time consuming; due to the quantity of data some errors may still exist in the channel sample database, but the relatively small number means they will have an insignificant effect on the overall resource estimates. A final channel database for resource estimation in an Excel spreadsheet is in a format compatible for import into a Vulcan database.

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Assay data and information generated by both operations and exploration are currently transmitted manually and the entire paper trail is accessible and available for inspection.

12.5.2	Validation of Data and In-House Protocols

The QP has visited the Guanaceví Mines property regularly during 2014 and has performed the following validation tasks during those visits:

•	Review of the property geology and the state of geological/mineralization knowledge.

•	Review of the evaluation/exploration practices, specifically drilling, underground channel sampling, drill core handling and sampling procedures and sample security arrangements.

•	Review of on-site laboratory facilities.

•	General review of QA/QC monitoring reports and charts.

•	Review of database integrity/back-up and storage procedures.

12.5.3	Database Check

The QP reviewed the database used for the Milache, Porvenir and Santa Cruz south resource estimates and found no apparent errors on drill collar coordinates, down-hole deviations, lithology, and assay data. Given these observations it is the QP’s opinion that the databases have been reasonably constructed.

12.6	Comments on Section 12

The QP satisfied that the database was generated in a credible manner and that it is representative of the mineralization encountered at the Guanaceví Mines project.

The QP considers the data suitable to support mineral resource estimation.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Testing

13.1.1	Mineralogy

Several ore and cyanide leach residues were analyzed at the University of San Luis Potosi in 2012:

•	Mill feed combined ore

•	Porvenir North ore and cyanide leach residue

•	Porvenir 2 ore and cyanide leach residue

The most abundant silver mineral was Argentite (Ag2S). The less frequent minerals were Stromeyerite, not specified Sulfosalts, native silver and gold in various sizes and occluded in quartz or Mn-oxides. The size of silver and gold mineral grains varies from less than 1 micrometer (native gold and silver) up to 120 micrometers (Argentite) (Table 13-1). Metal sulfides were found (Pyrite, Sphalerite, Galena, and Arsenopyrite) (Table 13-2).

Table 13-1
Silver and gold distribution in ore and leach residue samples

Mill feed ore	Porvenir 2 ore	Porvenir 2 Leach residue	Porvenir 4 ore	Porvenir 4 Leach residue
Ag 295 gpt Au 2.1 gpt	Au 1.6 gpt Ag 261 gpt	Au 0.30 gpt Ag 132 gpt	Au 2.1 gpt Ag 234 gpt	Au 0.6 gpt Ag 53 gpt
100% of silver as Argentite Ag2S from which 80% is liberated, size from 9 to 20 ƒÊm, and 20% is locked in quartz	96% of silver as Argentite
Ag2S from which 85% is
liberated, size from 35 to 120
m, and 15% is associated
with Stromeyerite, Galena
and Pyrite as particles with
size <3m; 4% of silver as
Stromeyerite (Ag,Cu)2S and
associated with Argentite
100% of silver as native silver in particles smaller than <1m.	Argentite (Ag2S) grains
smaller than 10 m and
locked in Mn,Ca-oxides.
Stromeyerite,
(Ag,Cu)2S, particles
smaller than 10 m and
locked in Mn,Ca-oxides;
Ag-sulfosalts granes
smaller than 10 m and
			locked in Mn,Ca-oxides	Argentite Ag2S particles smaller than 5 m; As native gold in particles smaller than 1m

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Table 13-2
Summary of mineralogical analysis of ore and leach residue samples

Mineral	Mill feed ore	Porvenir 2 ore	Porvenir 2 Leach residue	Porvenir 4 ore	Porvenir 4 Leach residue
	%	%	%	%	%
Ag-minerals	0.035	0.03	0.01	0.037
Sphalerite	0.27	0.08	0.08
Arsenopyrite		0.019
Galena	0.1	0.028
Pb-minerals			0.03
Pyrite	0.88	2.88	1.34	1.2	1.18
Fe-oxides	1.1		1
Mn-oxides	1.2		1	2.5
Mn-minerals		1.2
Quartz	57.5	90	90	80.5	83
K-Feldspar	37.2	5
Ca,Fe-silicates				14	14
Kaolinite			6.04
Barite			0.5
Others	1.66	0.76		1.8	1.82

13.1.2	Flotation

Flotation of Santa Cruz ore recovered 75% of silver and 82% of gold obtaining a saleable concentrate with silver grade 11 kg/t. However the flotation recovery is lower than by cyanide leaching and in addition the concentrate sale costs are considerably higher than Dore selling costs. Both lower recovery and higher sale costs make flotation less economic option than cyanide leach.

13.1.3	Hot cyanide leach

Hot cyanide leach tests showed faster leaching rate. An economic evaluation suggests that it is not economic at this time.

13.1.4	Leach tests of exploration samples (Milache)

Bottle roll tests resulted in relatively high metal recoveries (Table 13-3).

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Table 13-3
Results of bottle roll tests on Milache ore samples

Sample	Head grade		Au Recovery
	Au g/t	Ag g/t	% Au	% Ag
MCHT-01	1.53	434	98.00%	92.40%
MCHT-02	0.89	375	96.50%	90.80%
MCHT-03	0.9	292	98.90%	92.10%
MCHT-04	2.52	1105	98.70%	96.30%

13.2	Process Plant

The process plant is discussed in Section 17.2.

13.3	Comments on Section 13

The QP is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Guanaceví Mines ore.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43-101 (Aug, 2011), Form 43-101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral resource classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur they are not considered to be material. This observation also applies to the mineral reserve estimate discussed in Section 15.

This section presents updated mineral resource estimates for the Guanaceví mines unit based on technical data and information available as of October 31, 2014. Previous mineral resource estimates for the Guanaceví unit were reported by Watts, Griffis and McOuat (2005), Range Consulting (2007), Micon International (2007, 2009, 2010, 2011 and 2012) and Endeavour Silver (2008). These estimates are discussed in Section 6.4 of this report. The current mineral resource estimates were prepared by Guanaceví mine staff and the author based on the results of underground chip, along with surface and underground drillhole sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

The October 31, 2014 mineral resource estimate of the producing mines and audit of the resources in the exploration areas of the Guanaceví Property supersede the December 15, 2012, resource estimate and audit which was published in the March 27, 2013 Technical Report.

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14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“Mineral Resource”

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identz3ed and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports. "

“Inferred Mineral Resource"

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes."

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"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

“Indicated Mineral Resource"

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity."

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"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2	December 31, 2013 Resource Estimates

Resources in the lower Santa Cruz have been estimated using IDW interpolation.

Resources for remaining developed areas of Porvenir North, Porvenir Cuatro and Santa Cruz have been estimated using a polygonal method.

Resources for the exploration areas (San Joaquin, La Blanca-Mi Nina and Epsilon-Soto) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time. The resources for these areas were estimated by Endeavour Silver as of the end of 2011, using the polygonal method, and were verified by Micon in 2011. Figure 14-2 to Figure 14-8 are longitudinal sections showing the current resources estimated for Epsilon-Soto, San Joaquin and La Blanca-Mi Nina.

Resources for the newly discovered Santa Cruz South area were estimated using a 2D polygonal method.

14.3	Previous Estimates

Information on previous estimates of mineral resources is given in Section 6.4. The QP has not relied on previous estimates and they should not be considered current.

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14.4	Database

The master database at the mine is contained in a Vulcan Isis® database.

Chip sampling data accounts for the bulk of the resource database. The samplers, under supervision of the geologists, record the sample numbers and location information in sample ticket books. These are returned to the mine office for processing by the geologists and data entry clerks. Data necessary to estimate resources is generally maintained in electronic form as spreadsheets. The data is not centrally stored, and resides on various computers and compact discs in the geology office. Composite grades are calculated using a standard format for subsequent presentation on CAD-generated longitudinal sections.

Longitudinal sections are the principal tool for displaying the resource blocks and the sample averages used to generate them. Each vein at Guanaceví has its own long section, comprising 11 separate resource estimates.

14.5	Grade Capping

The capping levels used in the 2014 resource were 1,482 g/t Ag and 2.20 g/t Au. These levels were used for capping channel assays in all veins.

The QP reviewed capping levels for 2014 based on quantiles analysis combined with probability plots and histograms and considers the capping values used to be acceptable.

It is an industry standard practice to use capping to prevent the unreasonable over-projection of extreme grades (outliers) during resource modeling. Outliers can represent data belonging to a separate geologic domain and if possible should be separated from the existing population and treated independently (Sinclair, 2002 p167). The idea to statistically examine the outliers within a population and to trim them to a lower grade value based on the results of the analyses. The coefficient of variation (CV) were examined for Au and Ag the Guanaceví data. The CVs range from 1.41 to 3.15 suggesting that the data will be influenced by the presence of outliers. Capping is done to lessen the influence of these outliers. The procedure is performed on high grade values that are considered outliers and that cannot be correlated to another geologic domain. In the case of Guanaceví, the gold and silver populations were examined using decile analysis, histograms and probability plots.

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The use of these methods allows for a more objective approach to capping threshold selection. Following the guidelines of Parrish (1997), a decile analysis was performed on the grade distributions of Ag and Au for each vein domain to determine if special treatment of outliers was necessary.

Histograms and probability plots are review to examine the nature of the upper tail of the distribution. A possible capping threshold is chosen from the probability plot at the location where the plot becomes erratic and discontinuous as higher grades depart from the main distribution.

Calculated capping thresholds for various capping methods are listed in Table 14-1 for silver and Table 14-2 for gold.

For each vein, the silver capping threshold used at Guanaceví (1,482 g/t) is within a lower boundary defined as the 95% percentile and a threshold based on a visual inspection of the probability graph. The capping value is located in the upper portion of the range where the upper limit is based on visual inspection of the probability graph.

The gold capping threshold used at Guanaceví (2.20 g/t) is within a lower boundary defined as the 95% percentile and an upper boundary based on visual inspection of the probability graph. The capping threshold selected for gold is considered acceptable however it is recommended that capping levels be revisited for future resource work.

Table 14-1
Summary of Silver Chip Sample Capping Thresholds for the Veins at Guanaceví

Zone	Silver (g/t)
	CV	p95	Mean + 2SD	Probplot
Porvenir North	2.05	741	1,149	2,430
Porvenir Cuatro	1.41	1,076	1,263	2,400
Santa Cruz	2.33	801	1,181	3,000

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Table 14-2
Summary of Gold Chip Sample Capping Thresholds for the Veins at Guanaceví

Zone	Gold (g/t)
	CV	p95	Mean + 2SD	Probplot
Porvenir North	3.15	1.86	4.07	7.00
Porvenir Cuatro	1.73	3.50	4.42	8.00
Santa Cruz	2.82	1.41	2.63	5.00

14.6	Tonnage

The Guanaceví Mines project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on samples collected from the property.

14.7	Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 1.4m. Assumed metal prices are $1540 per ounce for gold and $22 per ounce for silver. Resource blocks above a cut-off of 188 g/t silver equivalent are considered for inclusion in Measured and Indicated resources. Resource blocks above a cut-off of 100 g/t silver equivalent are considered for inclusion in Inferred resources. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams.

14.8	Methodology

For the period ended October 31, 2014, two different methodologies have been employed for the estimation of resources for the Guanaceví Mines Property, 2D polygonal estimates and 3D Inverse Distance Methods. Each method as relates to the Guanaceví project is reviewed in the following sections.

14.8.1	2D Polygonal Resource Estimates

The 2D polygonal method is based on the use of a longitudinal section to estimate mineral resources. This method has been used herein for estimating the resources within the Porvenir North, Porvenir Cuatro and the upper part of Santa Cruz mines. This method is also used for the resources defined by exploration drilling (such as the newly discovered Santa Cruz South area).

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14.8.1.1.	Blocks within the operating Mine

The mineral resource estimates presented in this report are estimated by polygonal methods using fixed-distance vertical projections from chip sample lines in the development drifts and stopes. The average grade of a sample line is the weighted average of the capped assays and the assay length.

The lateral resource block limits are defined by the geologists who review grade trends in the chip sample lines. Chip sample lines with similar grades above the resource cut-off are grouped together to form the resource blocks.

The area of a block is the length in section multiplied by the vertical projection. The volume is obtained by multiplying the area by the average width of the vein as sampled.

Volume is converted to tonnage by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3

Blocks that are determined to have reasonable potential for economic extraction are tabulated in an Excel spreadsheet and classified by grade and distance-to-nearest-data criteria.

Figure 14-1 shows a portion of a typical resource longitudinal section for the Porvenir North Mine. Orange and light blue blocks are classified as Measured and Indicated resources respectively. Red and green blocks meet reserve criteria and are respectively classified as Proven and Probable reserves. Mined-out areas are shown as solid gray.

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Figure 14-1 Portion of typical resource long section (Porvenir North) showing examples of resource and reserve blocks as explained in text.

14.8.1.2.	Blocks based on Drilling

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. The area of the polygon is multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

The 2D classic polygonal method is appropriate in areas tested by a limited number of drillholes and has been successfully used by Endeavour Silver’s exploration division for the past several years. The method is confirmed as appropriate by the extent to which Indicated resources have been upgraded to reserves.

The resources for Noche Buena, San Joaquin, La Blanca-Mi Nia and Epsilon-Soto have been carried forward from 2011 since there was no additional work/exploration conducted in these areas during 2014. Resources for Santa Cruz South and North Porvenir (between the Porvenir and Santa Cruz Mines, below ramp 4115) areas were estimated at October 31, 2014.

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Figure 14-2 Longitudinal Section showing the Resources for the Epsilon-Soto Vein

Figure 14-3 Longitudinal Section showing the Resources for the Footwall Soto Vein

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Figure 14-4 Longitudinal Section showing the Resources for the Hanging Wall Soto Vein

Figure 14-5 Longitudinal Section showing the Resources for the Epsilon Vein

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Figure 14-6 Longitudinal Section showing the Resources for the San Joaquin Vein

Figure 14-7 Longitudinal Section showing the Resources for the La Blanca Vein

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Figure 14-8 Longitudinal Section showing the Resources for the Mi Nia Vein

Figure 14-9 Longitudinal Section showing the Resources for the HWSCV Vein in the Santa Cruz South area

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Figure 14-10 Longitudinal Section showing the Resources for the Santa Cruz Vein in the Santa Cruz South area

Figure 14-11 Longitudinal Section showing the Resources for the Santa Cruz Vein in the North Porvenir area

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14.8.2	Block Modelling

Resources for the Santa Cruz Mine were estimated using 3D modelling and Inverse Distance Weight (IDW) as the interpolator. The database comprised surface and underground diamond drillholes.

Compositing database were generated in Vulcan using a run length option, choosing 1.8 m as the maximum composite length.

The block models were based on wireframes for the three main veins at the Santa Cruz Mine, which in turn were used to flag the composites database.

The block model descriptions are as follows:

The block model of the three veins covers a 3D volume in UTM coordinates from 400,364 to 401,532 east, 2,865,742 to 2,866,910 north, and 1680m to 2491m elevation. The lower limit was defined by the influence of the deepest drillhole. The upper limit was defined by the influence of the upper most drillhole.

Based on the geometry of the deposit and drillhole spacing, a parent block size of y = 5m, x = 5m and a nominal z = 200 m was selected to fill the mineralization envelope, and sub blocks of z=0.05 m (along true width direction) were used to get an accurate volume representation.

A volume check of the block model versus the mineralization envelopes revealed a good representation of the volumes of the three solids.

Drillhole intercept data were composited over the geological width of the vein. Grade estimation was done using an inverse distance interpolator with a power of 3 and an isotropic search. The minimum number of samples used in the grade estimation of a block was 3 and the maximum 6.

The search parameters applied for grade interpolations are summarized in Table 14-3.

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Table 14-3
Search Ellipsoid Parameters for the Guanaceví Resource Models

Pass	Major Axis	Semi-Major Axis	Minor Axis	Min. No. of Samples	Max. No. of Samples	Max. Samples per hole
1	25	25	25	3	6	2
2	50	50	50	3	6	2
3	100	100	100	3	6	2

The interpolated models were loaded into custom Excel spreadsheets for tabulation. The Excel spreadsheets applied dilution and tabulated the resources based on the specified cut- off. Each block was first diluted to a 1.8m minimum mining width and then had additional over break dilution applied.

14.9	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria.

Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

For a resource based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25m depending on the structural complexity and geological continuity. There are currently no Measured resource blocks defined only by drilling at Guanaceví due to sample spacing.

Indicated mineral resources refer to those resource blocks (polygons) where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the mining operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver's subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point including development, chip samples or drillhole intercepts.

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For the exploration division's polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. Inferred resources are based on drill intercepts spaced at between 35 and 70m depending on the structural complexity and geological continuity.

For the exploration division's polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

14.10	Block Model Validation

The Guanaceví resource estimation models were validated by the following methods:

• Comparison of the global mean grades from the IDW model and composite data,

• Inspection of the IDW block model grades in plan and sectional views in comparison to the drillhole and chip composite grades, and

• Swath plot comparisons of composites, NN and OK models.

14.10.1	Global Comparison

The global block model estimation for the IDW method compared to the global composite means is shown in Table 14-4.

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Table 14-4
Global Means by Vein Structure

Vein	Model			Composites*			Rel. Diff (CMP-MOD)/MOD
	No.	Ag (g/t)	Au (g/t)	No.	Ag (g/t)	Au (g/t)	Ag	Au
1	5438	97	0.24	118	103	0.25	7%	6%
2	1239	140	0.26	33	140	0.27	-1%	3%
3	236	391	0.82	20	449	0.84	15%	2%

*Residuals removed

The relative difference between the global model means and the composite means are between 1% and 15%. Vein 1 shows a relative difference of 7% for silver and 6% for gold. Ideally we would like these differences to be less than 5%. The difference is greatest with Vein 3. This vein represents a small high grade structure with little data. Given the size of the data set this difference is considered acceptable.

14.10.2	Visual Comparison

A visual comparison of block grades with chip composite grades was made in both long section and cross sectional views. A vertical longitudinal section of the three Santa Cruz veins with corresponding block model is shown in Figure 14-12. Visual comparison between drillholes and blocks show a reasonable correlation. Examples shown in Figure 14-13 to Figure 14-15 show the colour coded IDW block model grades and drillhole composite grade.

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Figure 14-12 Vertical Longitudinal Section of Santa Cruz showing block model draped over vein wireframes.

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Figure 14-13 Horizontal Section, Santa Cruz, Elevation 2040m showing block model and drillhole composite information.

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Figure 14-14 Horizontal Section, Santa Cruz, Elevation 1940m showing block model and drillhole composite information.

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Figure 14-15 Santa Cruz Vertical Section showing block model and drillhole composite information.

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14.11	Assessment of Reasonable Prospects for Economic Extraction

To assess reasonable prospects of economic extraction as required by the definition of Mineral Resource in the CIM Definition Standards for Mineral Resources and Mineral Reserves, the following assumptions were used to determine an economic resource cut-off:

•	Mining Cost $46.06/t mined,

•	Silver Price: $22/oz,

•	Gold Price: $1540/oz,

•	Ag:Au ratio of 70:1 (silver equivalent)

The silver-equivalent calculation is based on long-term average gold and silver metal prices. To keep consistent with prior reporting, a gold to silver ratio of 70 to 1 was used to establish the silver-equivalent value. Silver-equivalent calculations for resources reflect gross metal content and are not adjusted for metallurgical recoveries or relative processing and smelting costs. The resources presented for the Guanaceví mining operations are based on silver-equivalent cut-off grades.

Based on these assumptions, ore grading 188 g/t silver equivalent should return operating costs. Therefore there are reasonable prospects for economic extraction at a base case 188 g/t silver equivalent cut-off grade.

Measured and Indicated resources are based on a cut-off grade of 188 g/t AgEQ for and 100g/t AgEQ for Inferred resources. Endeavour considered metal prices, recovery, mining method and economics to derive the reported cut-off. A 100 g/t silver equivalent cut-off grade has been traditionally used to declare resources for similar vein-hosted silver deposits and by other producers in the area.

14.12	Mineral Resource Statement

The Measured and Indicated mineral resources for the Guanaceví project as of October 31, 2014 are summarized in Table 14-5. The resources are exclusive of the mineral reserves.

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Table 14-5
Mineral Resource Estimate, Guanaceví Project1, Effective Date October 31, 2014, Michael Munroe, SME Registered

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured
Porvenir North	33,900	196	0.27	214,000	300	234,700
Santa Cruz	19,400	185	0.28	115,400	200	127,800

Sub-total Measured	53,300	192	0.28	329,400	500	362,500
Indicated
Porvenir North	157,600	299	0.73	1,515,000	3,700	1,754,100
Santa Cruz	86,500	335	0.87	932,900	2,400	1,101,400
Milache	201,300	365	0.96	2,361,000	6,200	2,795,500
Santa Cruz Sur	533,900	312	0.93	5,350,100	15,900	6,462,700
La Blanca-Mi Nia	64,000	267	0.61	549,600	1,300	637,500
Epsilon-Soto	106,000	297	0.55	1,010,800	1,900	1,142,000

Sub-total Indicated	1,149,300	317	0.85	11,719,400	31,300	13,893,200

Total Measured and Indicated	1,202,600	312	0.83	12,048,800	31,900	14,281,800

1. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The Inferred mineral resources for the Guanaceví Mines project as of October 31, 2014 are summarized in Table 14-6. The resources are exclusive of the mineral reserves.

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Table 14-6
Inferred Mineral Resource Estimate, Guanaceví Project2,
Effective Date October 31, 2014, Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Porvenir North	221,000	158	0.30	1,122,600	2,100	1,057,200
Santa Cruz	373,000	327	0.86	3,916,200	10,400	4,642,100
Porvenir Cuatro	7,000	309	0.40	69,500	100	75,800
Alex Breccia	381,000	257	0.35	3,148,000	4,300	3,448,100
Milache	276,200	280	0.66	2,486,100	5,900	2,897,000
Santa Cruz Sur	260,700	233	0.68	1,951,400	5,700	2,347,900
San Joaquin	51,000	184	0.05	301,700	100	307,400
La Blanca-Mi Nia	7,000	190	0.43	42,800	100	49,500
Epsilon-Soto	216,000	459	0.91	3,187,500	6,300	3,629,800

Total Inferred	1,792,900	281	0.61	16,225,800	34,900	18,454,900

2. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

At present time there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

14.13	Note on Rounding

Most organizations and agencies responsible for overseeing the classification and reporting of reserves and resources require that reports round the estimated results to a level that does not imply unrealistic levels of precision. This can create apparent arithmetic inconsistencies in summations and quotients that are difficult to completely eliminate. In this report many of the subdivisions of the deposit are rounded to thousands of tons and ounces.

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14.14	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the calculation of mineral resources, and therefore the Mineral Resource estimates include changes to the following assumptions and parameters:

•	Commodity price assumptions,

•	Mineralization limits used to constrain the estimates,

•	Assignment of SG values.

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction.

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

14.15	Comments on Section 14

The QP believes that the mine operations and exploration QA/QC procedures and protocols used at the Guanaceví Mines Project are rigorous enough to ensure that the sample data are appropriate for use in mineral resource and reserve estimations.

A review of the MC lab QA/QC data and procedures did not suggest any background sample contamination that would materially affect results.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Terms of Reference

Having established a resource estimate for the mineralization contained in the veins at the Guanaceví Mines project, Endeavour Silver has prepared a production schedule for the extraction of the measured and indicated mineral resources contained within readily accessible underground areas.

The reserve estimate is compliant with the current CIM standards and definitions specified by NI 43-101. This estimate supersedes the December 31, 2013 reserve estimate for the Guanaceví Mines project and has an effective date of October 31, 2014.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QP does not consider them to be material.

15.1.1	CIM Mineral Reserve Definitions and Classifications

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

“Mineral Reserve”

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

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“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

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15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves

The parameters used for the Guanaceví mineral reserves are as follow:

•	Cut-off grade: 230 g/t Ag.

•	Dilution: 15% after being diluted to a minimum mining width.

•	Minimum width: 1.80 m.

•	Silver equivalent: 70:1 for silver to gold

•	Gold price: US $1,260 per oz

•	Silver price: US $18 per oz.

•	Gold recovery: 86.3%.

•	Silver recovery: 84.0%.

15.2	Dilution and Recovery

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, dilution was applied in the amount of 15% at a grade of zero. Mining recovery applied to converted resources is estimated at 95%.

There is no supporting documentation to support these dilution or mining recovery estimates. It is the QP’s recommendation that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

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The global dilution and mining recovery factors at Guanaceví have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport. Currently, there is limited information upon which to measure actual dilution and recovery in the stopes, and transport system. The majority of stoping is now done using longhole methods. Without a cavity measuring survey instrument, measuring dilution in these types of stopes is problematic.

Misclassification of ore and waste also contributes to variations in dilution and mining recovery.

15.3	Cut-off Grade

The mining breakeven cut-off grade is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The data presented in Table 15-1 are from the second quarter 2014 cost information.

Table 15-1
Mining Cost per Tonne Milled Guanaceví Property

Mining	Plant	G&A	Operating Cost	Production Cost
$46.06	$36.99	$23.83	$83.05	$106. 88

The production cost data, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-2:

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Table 15-2
Mineral Reserve Breakeven Cut-off Inputs for the Guanaceví Property

Description	GCV
Silver price ($US)	$18.00
Gold price ($US)	$1,260
Mill Recovery (Ag)	0.840
Mill Recovery (Au)	0.863
Production Cost ($/tonne milled)[1]	$106.88
Cut-off Grade	217

1. 2015 Budget.

The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. These cut-offs are applied to the resource blocks, and those that exceed these grades are considered for inclusion in the mine plan and for reporting as reserves. The average cut-off grade used for the Guanaceví property is 230 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

15.4	Production Depletion

Mineral reserves reported here reflect mining depletion to October 31, 2014. For existing areas at the time of compilation of the reserve statement where survey data was not updated, depletion in these areas was estimated with a conservative mining recovery factor applied, and any blocks whose production status was in doubt were removed from consideration as reserves.

15.5	Reconciliation of Mineral Reserves to Production

Geology staff prepared a reconciliation of reserve blocks Life of Mine plan (LOM) to actual production from sampling for the 12-month period, January to December, 2014.

The reconciliation compared the adjusted LOM prepared in 2013 with production estimates for 2014 using grade estimates by geology using chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a negative variance on tonnes for both geology and plant estimated tonnage as compared to the LOM (Table 15-3). Estimated tonnage was 27% lower for geology and 38% lower for the plant than specified in the LOM.

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Reconciliation of LOM silver grade with geology and plant show a positive variance of 25% for geology and 24% for the plant. This represents an average grade difference of approximately 80 g/t. This is a concern and suggests that mine planning is out of sync with actual mining operations.

Reconciliation of LOM gold grade with geology and plant show a negative variance of -4% for geology and a 6% positive variance for the plant. This represents a grade difference of 0.02 g/t for geology and 0.04 g/t for the plant. Given the erratic nature and low grade values for gold, these variances are considered acceptable.

Table 15-3
Reconciliation of 2013 LOM to 2014 Geology / Plant Production

	LOM_2013 V	Geology Short Term	Plant
Ore Mined	446,400	352,270	324,110
Grade Au	0.57	0.55	0.61
Grade Ag	243	325	319
Grade AgEq	283	364	361
Ounces Au	8,238	6,367	6,346
Ounces Ag	3,483,574	3,532,095	3,321,959
Ounces AgEq	4,060,257	4,117,155	3,766,213

One possible explanation that would result in a negative variance on tonnage and a positive variance on grade when compared to the LOM, would be a reduction in planned dilution and better mining practices.

It is common practice in the industry to apply a mine call factor (MCF) to compensate for negative mine-mill reconciliations. This factor compares the in situ tonnes and grade estimated by geology with the tonnes and grade reported by the plant.

The MCF adjusts actual sampling data and is used to provide more realistic forecasts of expected tonnage and grade. It is important however, to understand whether the adjustment is related to sampling, density determination, dilution, outliers, or poor mining and milling performance.

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A mine call factor if not properly understood can disguise the source of the errors causing the difference. Actions should be taken to minimize the error between estimates and actual production by identifying and resolving the issues that cause a poor reconciliation in place of applying an MCF.

Reserves should reflect expectations of performance over the life of the mine. The current reserves at Guanaceví apply a MCF of 1.0. Further investigation of the reconciliation will be needed to whether this MCF is appropriate for future use.

15.6	Reserve Classification

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as stated Section 15.1.2, above. The Guanaceví project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

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Figure 15-1 Santa Cruz Vein resource and reserve section showing Proven Reserves in red, Probable Reserves in green; Measured Resources in orange, Indicated Resources in blue; Inferred Resources in light brown; and Mined areas are shown in gray.

15.7	Mineral Reserve Statement

The Proven and Probable mineral reserves for the Guanaceví mines operation as of October 31, 2014 are summarized in Table 15-4. The reserves are exclusive of the mineral resources reported in Table 14-5 and Table 14-6.

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Table 15-4
Proven and Probable Mineral Reserves, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven
Porvenir North	54,300	248	0.42	432,100	700	483,800
Santa Cruz	139,30 0	279	0.48	1,250,800	2,200	1,402,500
Porvenir Cuatro	73,100	427	0.75	1,003,300	1,800	1,127,300
Stockpile	44,300	376	0.87	535,300	1,200	622,300

Sub-total Proven	311,00 0	322	0.59	3,221,500	5,900	3,635,900
Probable
Porvenir North	33,800	284	0.44	308,200	500	341,600
Santa Cruz	223,50 0	253	0.66	1,817,100	4,700	2,149,300
Porvenir Cuatro	11,400	669	1.06	245,200	400	272,400

Sub-total Probable	268,70 0	274	0.65	2,370,600	5,600	2,763,200

Total Proven and Probable	579,70 0	300	0.62	5,592,200	11,500	6,397,200

*Notes to Table 15-4:

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1. Average cut-off grade for Guanaceví is 230 g/t Ag equivalent

2. Minimum mining width for mineral reserves is 1.4 meters

3. Dilution is 15% of in situ tonnes

4. Mining recovery of 95% applied to mineral reserves

5. Silver equivalent is 70:1, gold grams to silver grams

6. Mineral reserve price assumptions are $1260 and $18 per troy ounce for gold and silver, respectively

7. Mineral reserves take into account metallurgical recovery assumptions of 86.3% and 84.0% for gold and silver, respectively.

8. Mineral reserves are exclusive of mineral resources.

9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.8	Factors That May Affect the Mineral Reserve Estimate

The Guanaceví operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Guanaceví property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

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•	Mining assumptions,

•	dilution assumptions,

•	exchange rates,

•	variations in commodity price,

•	metallurgical recovery, and

•	processing assumptions

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

December 2013, the Mexican President passed tax reform legislation that will be effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

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16.0	MINING METHODS

16.1	Mining Operations

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

As of December 31, 2014, the Guanaceví Mines project had a roster of 536 employees and an additional 102 contractors. The mine operates on two 10- hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule. The miners are skilled and experienced in vein mining and are currently not unionized. There is an incentive system in place rewarding personnel for good attendance, safety and production. Technical services and overall supervision are provided by Endeavour Silver staff. The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All mining activities are being conducted under the direct supervision and guidance of the mine manager.

16.2	Ground Conditions

The Porvenir mine is a high grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. The Santa Cruz vein is the host of the silver and gold mineralization. It is oriented northwest and occurs principally within the Guanaceví Formation, with a preferred strike of N45°W and dips of between 50° and 55° to the southwest.

The footwall is an unaltered andesite that has rock quality determinations (RQD) ranging from 80 to 100. This is competent ground that only occasionally requires additional support such as 6 -foot spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5m wide, with an average width of approximately 3m. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hanging wall contact is typically defined by a clear structural boundary between the vein and the hanging wall rocks, with the contact usually defined as the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically white clay that can range from 5mm up to 1m or 2m in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond 5m, some local support in the form of split-set bolts and welded wire mesh may be required. In some areas post-mineral movement of the fault has caused some fracturing along the vein.

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In the Porvenir Deep zone, mineralization is hosted both in the vein and in altered and weakly to moderately oxidized wall rocks. The vein and argillic altered andesitic hosts to mineralization are moderately fractured with RQDs ranging from <20% locally to typically 50 to 80%. Mine workings in the lower levels have openings up to 12m in width without experiencing serious ground problems, but requiring ground support. Typically, the wider mineralized zones are not close to the hanging wall fault and are less prone to the hanging wall instability issues seen in some other parts of the mine.

The footwall to the Porvenir Deep zone in its central part consists of oxidized and argillic altered andesite with a number of faults, the latter generally requiring support in the form of split sets. The immediate footwall zone is moderately competent but, from about 10 m to 40 m from the vein, systematic ground support is required, consisting of both split sets and wire mesh. One major fault zone requires more extensive support in the form of timber or steel sets due to water lubrication of the clay-filled fault plane.

The hanging wall is an andesite with adularia-sericite alteration which varies locally from very weak to very strong, depending on the amount of argillic phases. In the zones of intense argillic hanging wall alteration, ground support such as 1.8 m Split set bolts and welded mesh support straps are required on a 1.5 m by 1.5 m spacing to maintain stability. In these areas there is always a risk of greater dilution and the mine accounts for this when estimating the reserves. Occasionally, a thin cap of vein material is left on the hanging wall to prevent weathering of the clay and assist with stability.

16.3	Mining Method

A conventional cut and fill mining method is employed, with the stopes generally 150m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

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In the upper parts of the mine, stope access is by short (10m to 40m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5m by 3.5m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%.

In the lower parts of the mine (below the water table) stope access is by 90m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2m to 2.5m high via vertical up-hole drilling or by breasting. The broken material is mucked out using scooptrams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

In 2013 there was a move to using longhole methods in the narrower parts of the mine. The longhole method increases production heights from typically 1.8m to up to 15m and at a reduced cost. Dilution and hanging wall failure is controlled using cemented 11m long fortifying cable bolts.

Mining dilution has been estimated by Endeavour Silver as variable with a minimum of 0.4m of over break dilution and a minimum operational width of 2.2m. Additional dilution is derived from the footwall especially in sill development, from occasional hanging wall failure and from re-mucking of floor fill. In general, dilution is estimated at being between 15% and 32%, while unrecoverable ore is estimated at approximately 5%. The dilution material in almost all cases is mineralized and, therefore, it is difficult to estimate its impact on the final grades of the mined ore, particularly as reliable reconciliation is very difficult to achieve.

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Sill development that have high-grade ore in the floor are candidates for installing a concrete pillar. The sill is filled with one metre of cemented rock fill when stoping begins which allows for recovery of the sill pillar. The cemented rock fill consists of development waste mixed with 5% by weight ordinary Portland cement which is placed over a 5mm steel welded mesh on the sill floor. The cemented rock fill is mixed in a muck bay adjacent to the stope by the same scooptrams that place it into the stope. The cemented rock fill is placed into the sill starting at the entrance so that the scooptram is driving on top of the fresh fill to provide compaction. This method works well and is common in Mexico.

Ore and waste transportation is by scooptram and truck haulage. Ore and waste haulage is performed using two TORO EJC 522 15 tonne underground trucks which are complemented with four nine tonne capacity diesel highway trucks rented from local contractors. For stope and development mucking, Endeavour has six 2-yard scooptrams and eight 3.5 -yard scooptrams. Three single boom jumbo drills and jacklegs are used for development headings and conventional cut and fill stope drilling is by jackleg and longhole stopes using one pneumatic longhole machine (Stope Mate). A scissor lift truck is used for services including bolting, and installing piping and ventilation. Complete maintenance and service facilities for the underground mobile equipment are located near the mine portal and two underground shops one in Porvenir North and the other in Santa Cruz.

16.4	Production Areas

In 2014, stope production in the deep Porvenir North mine concentrated on the 3134, 3135 and 3136 levels.

In the Central Porvenir Mine development of the 4114 ramp is finished. The last production level accessed was the 3149 level. Stope production came from the 3148-2 stope.

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In the Santa Cruz mine, the development of the main ramp to access the deepest levels is currently taking place. During 2014 development finished and stoping began on the XC-7, XC- 9 levels. During 2014 on structure development in ore was done on the 3358, 3357, 3356 and 3352-3 levels. Each level has multiple vein structures.

At Porvenir Cuatro, development of the main ramp continued to reach the deepest production zones. During 2014, access to the 3508 was developed. Development continued on the southern end of the 3598 level. On structure development in 2014 was on the 3507, 3508 and 3598 levels.

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17.0	RECOVERY METHODS

17.1	Production

For the year ending December 31, 2014, silver production was 3,587,639 oz and gold production was 7,641 oz. Plant throughput for 2014 was 423,251 tonnes at an average grade of 314 g/t silver and 0.65 g/t gold. Mill recoveries averaged 84.0% for silver and 86.4% for gold during 2014.

17.2	Mineral Processing

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district. Figure 17-1 is a partial view of the mill.

In 2014, the Guanaceví mill processed ore from the Porvenir mine (North Porvenir and El Porvenir), Porvenir 4 and the Santa Cruz mine. In 2014, grinding had an average capacity of just under 1,200 t/d.

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The beneficiation plant at Guanaceví utilizes a standard process of dynamic leaching and Merrill Crowe process capable of processing 1,300 tons of ore daily.

The plant consists of the following circuits:

•	Crushing: ore bins, conventional crushing with a 30"x42" jaw crusher, 24”x36” jaw crusher, a 4- foot secondary cone and 3-foot tertiary cone crushers, a 5’x10’ vibrating screen (-½” to -5/8”).

•	Grinding: 5 ball mills, a 10.5’x12’ Hardinge, two 7’x7.5’ Denver, a 5’x 6’ Fimsa ball mill and an Allis-Chalmers 5’x4’.

•	Cyanidation and counter-current decantation (CCD) circuit: 16 leach tanks in two series (12 tanks of 20’x20’ and 4 tanks of 30’x30’).

•	Merrill-Crowe circuit with 2 leaf clarifiers and one de-aeration tower.

•	Refinery: two gas fired furnaces.

•	Filtration: two filter presses, each with 131 plates of size 2,000x2,000 mm. Figure 18- 3 is a view of a new filter presses in operation.

•	Filters for dry tailings, and

•	Final disposal of dry tails.

Primary crushing. Trucks loaded with mine ore arrive at the plant and are first weighed at the truck scale to keep track of the ore tonnage entering the plant. The trucks then dump the ore in the feed hopper for the primary crusher. The primary crusher is a jaw crusher with a capacity to process 400 tons per hour and reduced the material to 4". The ore is stacked by a conveyor stacker in the patio of the primary crusher. Material is transported by truck to the coarse ore bins at the front end of the tertiary crushing stage.

Tertiary crushing. Material from the coarse ore bins is fed by apron feeder to the conveyor belts carrying the mineral to a screen for classification by size. The fine ore, -1/2", is fed directly to the fine ore bins. The mineral that does not pass this screen is sent to tertiary crushers. Currently the are is being remodeled to have a greater capacity for broken ore. The upgrades include:

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•	Symons 4’ crusher. Receives the larger mineral 4" or less.

•	Telsmith 4’ crusher. Receives material larger than 4". This also has the option of receiving a little finer product, 1½" or finer.

•	Telsmith 3’ crusher. Receives smaller fragments, 1" to ½".

•	New FL Smith 20' x 6’ screen.

The tertiary crushing circuit is a closed circuit meaning that the ore will be returned to the crushers as many times as necessary until it is reduced to a size of -1/2".

This material is stored in the fine ore bins to await further processing.

Material from the fine ore bins (material -1/2") is transported to the mills through conveyors. Sodium cyanide in solution is added to begin the extraction kinetics of the silver and gold particles.

Inside the mill two forces act on the mineral. The direct impact from the steel balls and the abrasive grinding of the steel balls on the ore. This action together with the action of the cyanide solution begin to leach the silver and gold from the ore.

Pulp leaving the mills has a 70-75% solid density, this pulp is sent to one or more hydrocyclones where centrifugal forces separate the fine particles from the coarser material. The pulp containing fine particles is sent to the primary thickener. This pulp has an average size of 60% passing 200 mesh, equivalent to 70 microns. The thick pulp or low flow from the hydrocyclones is returned back to the mill to be processed again. This process is also a closed circuit, meaning that all ore must pass the desired particle size to exit the milling process. Fine solids passing 200 mesh are sent to the primary thickener tank where flocculating agents are added. The solids settle in the bottom of the tank where the pulp has a density of about 50%. These solids are pumped to the leach tanks. The clarified solution or overflow is sent to Merrill Crowe area. The leach process uses 16 lined agitator tanks in 3 circuits. Circuits #1 and #2 consist of 6 inline tanks. Each tank has a capacity of 178 m3. The #3 circuit consists of 4 tanks with capacity of 600 m3. Oxygen is injected into the first tank in each circuit to increase the kinetic reaction. Air is injected into the rest of the tanks in each circuit. The solution from the leaching tanks is processed in a counter-current decantation circuit through five thickeners. The pregnant solution goes to the Merrill-Crowe plant for clarification and precipitation of the silver and gold. The retention time in the leaching plant is about 72 hours.

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The average cyanide leach circuit capacity was 1,171 tpd during 2014.

The tailings filtration circuit was commissioned in May 2012 and producing dry stackable tailings with moisture from 14% to 18%. The circuit consists of 2 filter presses supplied by DIEMME and each filter has 132 plates of size 2,000x2,000 mm. The filtration circuit is operated continuously with shutdowns only for maintenance.

In 2009, hydrated lime was switched to quicklime to reduce the consumption and reduce flocculent and diatomaceous earth consumptions in the pregnant solution clarification stages. There was not much improvement and flocculent and diatomaceous earth consumption did not decrease significantly.

In the refinery, two gas furnaces smelts the precipitate to produce Doré bars, which typically averages 92% silver and are shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver is sold through Auramet in London, England.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. The laboratory does all of the assaying required for mill processing, as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories. Procedural and operational aspects have been discussed in Section 11 of this report. The assay lab has fulfilled the ISO 9001 standard and has received recertification in October 2014. A program for audits and certificate renewal is in place.

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18.0	PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Guanaceví Mines project efficiently and to all regulatory standards imposed on the project by the various government agencies. Figure 18- 1 is view of the portal of the Porvenir Cuatro mine.

18.1	Mine Pumping, Ventilation and Electrical

At shallower depths in the Porvenir mine, drainage and pumping was minimal as very little ground water was encountered. Water was also brought in from the surface for drilling and dust control. As mining proceeded to depth, a second pump station was built at the bottom of the second ventilation borehole to handle water produced from below the water table; the mine is currently pumping to surface between 1,500 and 2,000 gallons per minute, utilizing two pump stations. A third pump station is located in the Santa Cruz area and is pumping 2,000 to 2,500 gallons per minute to surface.

Principal mine ventilation is provided by one 500 HP exhaust fan, located on surface at the top of a 292m long by 2.4m diameter borehole. Two exhaust fans of 100 HP are located 400 m away on a second ventilation borehole, 292m long and 2.4m diameter. Fresh air is drawn down the principal ramp and Santa Cruz area, through the workings and exhausted out to the surface through the boreholes. This circuit is moving approximately 210,000 cfm of air. A third ventilation borehole, 285m long and 2.4m diameter, is located to the south in the Santa Cruz mine. Secondary ventilation is by conventional axial- vane mine fans that are from 24 to 36 inches in diameter and range in size from 25 HP to 50 HP. These fans blow fresh air into the workings through ventilation ducting.

Electrical power for the mine is distributed by a series of substations connected to the public power grid, with additional underground transformers added as required. Backup substations are also available.

Electric power arrives at the mine site via 34.5 kV overhead transmission lines and is reduced by a 2,000 kVA transformer to 13.2 kV and distributed to the Santa Cruz mine surface, the Porvenir mine (ramp 4114), surface compressor station and secondary pump station transformers. The power is taken underground at the Porvenir mine at 13.2 kV via the ventilation borehole to the principal underground transformer. Power is then distributed to portable underground mine transformers, where it is reduced further to 480 V. The Porvenir mine also has 2,000 kW diesel generators capable of maintaining pumping, secondary ventilation and a compressor in case of any power outage. There is a 350 kW diesel generator in Porvenir 4 and a 950 kW diesel generator in Robbins 1 (Table 18-1).

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Figure 18-1 Portal for the Porvenir Cuatro Mine

Table 18-1
Stand-by Electrical Generator Capacity

Equipment	Type	Capacity	Location
Generator 1	Caterpillar 3508	950 kW	Porvenir North (Robbins 1)
Generator 2	Caterpillar 3516	2,500 kW	Porvenir North (Robbins 2)
Generator 3	Caterpillar 3516	2,500 kW	Porvenir North (Robbins 2)
Generator 4	Caterpillar 3406	350 kW	Porvenir 4
Generator 5	Kholer 2000 Reozm	2,000 kW	Porvenir North (Robbins 2)

Compressed air is provided by eight electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the principal ventilation borehole and then branches up and down the ramps in four inch diameter airlines, reducing two inch airlines that enter the individual working places (Table 18-2).

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Table 18-2
Compressor Capacity

Equipment	Type	Capacity	Location
Compressor 1	IR SSR-EP150	670 CFM	Porvenir North (Robbins 1)
Compressor 2	IR IRN200HCC	900 CFM	Porvenir North (Robbins 1)
Compressor 3	Twistair Joy (Denver) D25	1,200 CFM	Porvenir North (Robbins 1)
Compressor 4	IR SSR 1500 LAAM55	1,500 CFM	Porvenir 2
Compressor 5	IR SSR 650R-AA15	670 CFM	Porvenir 4
Compressor 6	Atlas Copco GA807	670 CFM	Porvenir 2
Compressor 7	IR SSR 1500 LAAM55	1,500 CFM	Porvenir North (Robbins 1)
Compressor 8	SSR-EPE 300	1,363 CFM	Porvenir 4

Complete maintenance and service facilities for the underground mobile equipment are located near the Porvenir North mine portal.

18.2	Tailings Dam

The mill lies adjacent to historic tailings dams which are not utilized in current operations. Endeavour Silver has sampled the old tailings and it is believed that re-treatment of the tailings could possibly add to the economics of the Guanaceví Mines Project in the future.

The new tailings dam currently in use (Figure 18-2) was constructed using the centreline method and is completely lined. The process water is recycled back to the mill.

In 2010, a new access road around the tailings pond was completed. Construction began in 2011 on the installation of two filter presses with a capacity of 1,350 tonnes each to dry the tailings (Figure 18-3). Dry stacking of tailings will increase the life of the tailings pond.

A new storm water pond with a capacity 10,000 m3 was built on the top of the old Rosario tailings dam, located to the South of the cyanide leach plant (Figure 18-6).

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Figure 18-2 Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project

Figure 18-3 Filtration circuit building (left); Two Diemme filter presses (right). The pictures taken January 2014.

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Figure 18-4 Updated satellite photo of Guanaceví tailings dam. The Rosario storm water pond (10,000 m3) was built on the top of old tailings to the South of the Cyanide Leach Plant.

Figure 18-5 View of the new Rosario tailings water pond with capacity 10,000 m3 (on the left); View of the dry stack tailings dam from the North-West to South-East (on the right).

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Figure 18-6 View to water extraction wells (left); and to the South, water pond (right).

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver has neither a hedging nor forward selling contract for any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets.

Endeavour Silver produces doré silver-gold bars which it then ships for further refining. Silver and gold are widely traded commodities in world markets and Endeavour Silver has not conducted any market studies. Due to the size of the bullion market and the above- ground inventory of bullion, Endeavour Silver's activities will not influence silver prices. The doré produced by Endeavour Silver's Guanaceví mine is further refined by third parties before being sold as bullion (99.99% pure silver). To a large extent, silver bullion is sold at the spot price.

Table 19-1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2014.

Over the period from 2000 to 2014, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the Guanaceví Project. In 2014 we have seen a significant reduction in the silver and gold price which has caused many problems for mining companies around the world.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites such as Porvenir Cuarto and Santa Cruz.

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Table 19-1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2014
(prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.52	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	279.40	1,257.42	32.23	5.08	21.26
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08

Source: www.kitco.com

The doré produced by the Guanaceví mill typically averages 93.5% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver is sold through Auramet in London, England.

Table 19-2 is a general summary of the contracts that Endeavour Silver has in place at the Guanaceví Mines Project.

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Table 19-2
Summary of Contracts at the Guanaceví Mines Project

Contract Description	Contracting Company	Contract Expiry or Renewal date
Diesel supply	Distribuidora de Combustibles Laguna, S.A. de C.V.	30-Aug-16
Road watering	Marisol Vázquez	30-May-15
Road watering	Marisol Vázquez Rivera	31-May-15
Portable toilet cleaners	Griselda Sandoval Ortiz	31-Jul-15
Stationary fuel tank rental	Distribuidora de Combustibles Laguna, S.A. de C.V.	30-Aug-16
Bulldozer rental	Alejandro Cazarez	27- Feb-16
Pump sump cleaning	Carmina Manuela Ayala Arzola	31- ago-15
Surface haulage	Marisol Vázquez, Roberto Arzola, Alejandro Cazares, Silvia M. Alanís, Juan armando Flores, José Rivera	24-Aug-15
Haulage underground to surface	Francisco Arzola, Roberto Arzola, Alejandro Cazares, Silvia M. Alanís, Juan Armando Flores, José Rivera	29-Dec-15
Haulage surface plant area	Noel olivas, Jose Gabriel Velázquez, Alonso Eleno Nuñez, Jose Evaristo Rivera, Edgar Ruben Velázquez, Luis Antonio Rivera	29-Nov-15
Heavy equipment loader Porvenir Cuatro	Arrendamiento de Maquinaria de Durango, S.A. de C.V.	30-Jun- 15
Heavy equipment loader Porvenir Norte	Arrendamiento de Maquinaria de Durango, S.A. de C.V.	30-Aug-15

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies and Permitting

The Guanaceví plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanaceví to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines project, as summarized in Table 20-1.

Table 20-1
Summary of Environmental and Mining Permits for the Guanaceví Project

Permit Type	Issuing Agency	Expiry or Renewal Date
MIA y ETJ/ Acceso norte porvenir ii	SEMARNAT	Valid until 2019
MIA y ETJ/ Porvenir cuatro para la Unidad Minera Santa Cruz.	SEMARNAT	Valid until 2021
MIA y ETJ/ Ampliación presa de jales y desvió de camino principal (ETJ), en (MIA) ampliación de la presa de jales actual y desvió de camino de acceso a la unidad minera Guanaceví	SEMARNAT	Valid until 2015
MIA y ETJ/ ampliación de la presa de jales actual y desvió de camino de acceso a la unidad minera Guanaceví, (ETJ), construcción de un camino de acceso a la unidad minera Guanaceví y ampliación de la
presa de jales.	SEMARNAT	Valid until 2015
ETJ y MIA/ Subestación y línea de transmisión eléctrica	SEMARNAT	Valid until 2025
MIA Y ETJ/ Banco de material de préstamo, estacionamiento y camino de ingreso a la colonia	SEMARNAT	Valid until 2025
MIA y ETJ /porvenir IV	SEMARNAT	Valid until 2021
Presa la negra	SEMARNAT	Valid until 2022
MIA y ETJ/ (construcción de un camino de acarreo, instalación de
Robbins y patio de almacenamiento ubicados en la Unidad Minera denominada Mina Santa cruz), modifica oficio, de ETJ no
sg/130 2.2/002175 (con el propósito de modificar el trazo del
camino)	SEMARNAT	Valid until 2019
ETJ (ampliación Robbins II ) MIA (ampliación de la estación de ventilación denominada Robbins II)	SEMARNAT	Valid until 2023
MIA Y ETJ/ Acceso Norte Porvenir II	SEMARNAT	Valid until 2019

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20.2	Social or Community Impact

Endeavour Silver acknowledges its social responsibility through a community relations program, with the objective of assisting in the well-being and sustainable human development in communities adjacent to its mines.

Endeavour Silver has offered support to the community in the following areas:

•	Rehabilitation of schools and religious places.

•	Economic support to government institutions.

•	Support for sports.

•	Donation of materials such as computers to the schools.

•	Donations of reusable materials to the community.

•	Support for community celebrations.

•	Food support.

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•	Assistance with some transportation.

•	Guided tours of school classes to the plant.

•	Health support (vaccinations and wheelchairs).

•	General cultural support.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

In 2014, Endeavour Silver's Guanaceví Project consisted of a modest size underground mining operation based at the Porvenir Cuatro, Porvenir North and Santa Cruz mines. The 2014 budget versus actual 2014 capital costs for the Guanaceví Project are summarized in Table 21-1.

Table 21-1
Budget 2014 and Actual 2014 Capital Costs for the Guanaceví Mines Project

	Actual 2014 Cost	Budget 2014 Cost
Item	(US$)	(US$)
Mine Development	7,006,727	8,225,470
Mine Infrastructure	478,470	238,906
In-fill drilling	40,418	1,100,000
Tailings Dam	636,571	898,448
Plant Infrastructure	701,792	443,000
Plant Equipment	0	392,000
Vehicles	8218	0
Office and IT	139,421	106,459
Buildings	223,674	257,472
Total	9,235,291	11,661,755

For 2015, Endeavour Silver has budgeted nearly US $12.5 million for capital projects at the Guanaceví Mines project ( Table 21-2). This budget includes all planned capital expenditure for Guanaceví with the exception of Regional Exploration. An additional US $1.5 million is planned on exploration drilling at Guanaceví.

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Table 21-2
2015 Capital Cost Estimates for the Guanaceví Mines Project

Description	Cost (US $)
Mine Development	8,476,478
Mine Infrastructure
Mine Exploration
Underground Equipment	1,842,625
Mobile Equipment
Plant Infrastructure	1,620,000
Plant Equipment	65,000
Vehicles	271,855
Office and IT	56,785
Buildings	120,891
TOTAL	12,453,634

21.2	Operating Costs

The cash operating cost of silver produced at the Guanaceví Mines project in fiscal year 2014 was $9.73 per oz, compared to $14.32 in 2013. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2014 averaged US $ 104.07 per tonne, compared to US $110.93 in 2013 and US $103.82 in 2012.

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22.0	ECONOMIC ANALYSIS

22.1	Introduction

Endeavour Silver is a producing issuer. The operation at the Guanaceví Mines property have been in continuous operation since 2005. The Guanaceví Project consists of both current and former producing mines, as well as a number of exploration targets. Since no material expansion to production is planned this section has largely been excluded. The mine life is based upon a continued plant throughput of 443,300 t, forecast for 2015.

22.2	2015 Production Forecast

For 2015, Endeavour Silver is forecasting production of 3,241,474 ounces of silver and 6,566 ounces of gold from the Guanaceví Mines project. Plant throughput for 2015 is forecast at 443,300 t at an estimated average grade of 275 g/t silver and 0.54 g/t gold. Recoveries are forecast to average 82.7% and 85.3% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North, Porvenir Cuatro and Santa Cruz mines.

The property has a substantial undeveloped resource potential. Beyond 2015, Endeavour Silver believes that continued exploration and development could lead to the discovery of new resources.

Endeavour Silver actively continues acquiring rights to new properties in the Guanaceví district.

22.3	Future Production Potential

The mine life, based on proven and probable reserves as of October 31, 2014, is less than three years at an average projected production level of 1,412 t/d or 36,942 t/m in 2015 tapering off to 1,046 t/d or 31,435 t/m in 2016.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. The QP believes there is a reasonable likelihood of discovering additional resources at the Guanaceví Project.

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23.0	ADJACENT PROPERTIES

Endeavour Silver’s property sits within the Guanaceví mining district which has a long history and has hosted several past producers, a number of which are located on the property. The majority of the past producers in the district are located on silver bearing quartz veins that are similar to or related to those found on the Endeavour’s property. There are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found on the Endeavour’s Guanaceví property. The geology, nature of the mineralization, historical production over the last two centuries and the limited use of modern exploration concepts and technology on the property to identify new areas of mineralization are all ingredients which make the various veins and mineralized areas within Endeavour’s Guanaceví property good targets for exploration and potential expansion of current operations.

23.1	Other Silver/Gold Production Activity in the Guanaceví Mining District

The MG plant performs custom milling and processing for several small mines in the Guanaceví district. These mines include the La Anima Chica mine owned by Saul y Noel Olivas, the San Martin mine owned by Gerardo Rivera, the Capuzaya mine owned by Roberto Velazquez, the El as de Oros mine owned by Efrain Macho and a handful of other smaller operations. The cumulative tonnage from these operations runs between 1,500 and 2,000 tonnes per month, and the material from each mine is run through the MG plant separately in batch mode. Each mine exploits quartz-carbonate veins similar in character to the Santa Cruz mineralization, but with varying amounts of base metals.

There are two other plants in the district. One is owned by Cesar Loera and is treating about 100 t/d. The other is located at the San Rafael Property and processes about 50 t/p.

The prominent mineral properties and mines within the Guanaceví mining district are shown on Figure 23-1.

Figure 23-2 is a view of a small privately owned head frame located just off of Endeavour Silver's property.

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Figure 23-1 Adjacent Mineral Properties/Mines in the Guanaceví Mining District

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Figure 23-2 Small Privately Owned Head frame Located just off the Endeavour Silver Property

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24.0	OTHER RELEVANT DATA AND INFORMATION

Endeavour Silver completed this Technical Report on the Guanaceví property titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico” in February 2015. This report summarizes all relevant work and data completed as of October 31, 2014 by, or on behalf of Endeavour Silver. The report describes the development of the mineral resources and mining reserves, describes the mining methods, processing plants and economics of the Guanaceví Mines Project based on an estimate of costs and metal prices.

To the knowledge of the QP, there is no other relevant data and other information regarding the Guanaceví property that has not already been discussed in the appropriate sections of this report.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

Endeavour Silver's Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.

Since Endeavour took control of the Guanaceví Mines Property, new mining areas have enabled Endeavour Silver to increase production by providing additional sources of mill feed. Furthermore, Endeavour Silver has continued to implement measures in a number of areas which have culminated in seven consecutive years of increased production. Endeavours operations management team continues to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques. These measures should allow mining to be expanded beyond the boundaries of previously mined areas and extended into new areas.

In 2014 Guanaceví produced 3,587,639 oz of silver and 7,641 oz of gold. Plant throughput was 423,251 tonnes at an average grade of 314 g/t silver and 0.65 g/t gold. Mill recoveries averaged 84.0% for silver and 86.4% for gold.

Risks associated with the current resources and reserves include lost revenue due to negative variances in reserve grade and metal prices used to classify resources. A substantial drop in metal price could have a large impact on resources and recoverable reserves.

25.1.1	October 31, 2014 Mineral Resource Estimate

The mineral resources for the Guanaceví Mines Project, as of October 31, 2014, are summarized in Table 25-1.

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Table 25-1
Mineral Resource Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	53,300	192	0.28	329,400	500	362,500
Indicated	1,149,300	317	0.85	11,719,400	31,300	13,893,200
Total Measured and Indicated	1,202,600	312	0.83	12,048,800	31,900	14,281,800

Total Inferred	1,792,900	281	0.61	16,225,800	34,900	18,454,900

During 2014 there was a modest decrease in Indicated Resources at Guanaceví. Indicated resources in Porvenir North, Santa Cruz and Milache saw significant reductions which was offset by the addition of Indicated resources from the newly added Santa Cruz South area. Porvenir Cuatro is in the final stages of mine life. Mining has reached the legal boundaries in the north and limit of economic mineralization to the south.

Similarly in Porvenir North, mining development has tested the limit of mineralization to the north and on structure development has reached the lowest levels of the mine.

In 2014, additional resources were delineated in the central part of Porvenir North between the Porvenir Mine and Santa Cruz Mine. This area may hold significant potential for future production.

Table 25-2
Mineral Reserve Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	311,000	322	0.59	3,221,500	5,900	3,635,900
Probable	268,700	274	0.65	2,370,600	5,600	2,763,200
Total Proven and Probable	579,700	300	0.62	5,592,200	11,500	6,397,200

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25.1.2	October 31, 2014 Mineral Reserve Estimate

The mineral reserves for the Guanaceví Mines project as of October 31, 2014 are summarized in Table 25-2.

In 2014, Proven reserve silver equivalent ounces increased by 11% and Probable reserve silver equivalent ounces increased significantly due to the conversion of Indicated resources in Santa Cruz.

In the short to medium term, more reserves are expected to be generated in the immediate surroundings of the current reserve blocks based on continued development especially in the central portion of the Santa Cruz Vein just north of the Santa Cruz Mine. For the long-term, sustainability will require maintaining the current levels of exploration activities and budgets, and the current levels of exploration success.

25.2	Conclusions

The QP considers the Guanaceví resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially in and around the Santa Cruz Mine.

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Endeavour’s Regional Exploration unit has at their disposal modern exploration techniques that were not available to previous exploration and mining companies that worked the district. With many new discoveries, some currently in production, Endeavour has shown that applying these modern concepts and techniques greatly enhances the likelihood of success.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains optimistic.

25.2.1	Future Potential

In 2015 mine exploration efforts will focus on the area between the Santa Cruz Mine and the Porvenir Mine. This area has great potential as minor development in the upper areas has intersected robust vein with economic grades. Surface exploration will continue to test the area south of the Santa Cruz Mine at depth. Exploration success in one or both of these areas would provide new development opportunities for Endeavour Silver at the Guanaceví Mines Project, however, there is no assurance that this exploration will be successful in delineating additional resources and which in turn would eventually be converted to reserves.

The QP believes that the 2015 exploration program for the Guanaceví Mines Project proposed by Endeavour Silver is both reasonable and necessary for the continued successful long life of the project.

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26.0	RECOMMENDATIONS

26.1	Budget for Further Work

Exploration in the Guanaceví District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Santa Cruz South resource is the most recent.

In 2015, Endeavour Silver plans to continue an exploration program focused on surface drilling, south of the Santa Cruz Mine and underground drilling, north of the Santa Cruz Mine.

Endeavour Silver will also continue to conduct regional exploration reconnaissance and investigate several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanaceví district for future growth.

Table 26-1 summarizes the approved 2015 exploration budget for the Guanaceví Mines Project.

Table 26-1
Guanaceví Exploration Priority Targets – 2015

Project Area	2015 Program		Budget US $
	Metres	Samples
Surface Exploration Drilling
Santa Cruz South	4,000	1,200	793,600
Subtotal	4,000	1,200	793,600
Mine Operations Exploration Drilling
Mine Exploration	3,000	1000	673,600
Subtotal	3,000	1,000	673,600

Total (mine +exploration division)	7,000	2,200	1,467,200

26.1.1	Surface Exploration Program

The 2015 surface exploration program is planned to include 4,000m of core in approximately 10 diamond drillholes to test the Santa Cruz vein on the south side of the Santa Cruz Mine. Budgeted cost of the program is US $793,600 (Table 26-1).

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26.1.2	Underground Exploration Program

The 2015 underground exploration program is planned to include 3,000m of core in approximately 10 diamond drillholes to test the Santa Cruz vein on the north side of the Santa Cruz Mine towards the Porvenir Mine. Budgeted cost for the program is US $674 thousand (Table 26-1).

26.1.3	Comments

Some of the known characteristics of the mineralization in the Santa Cruz structure include;

1)	known strike length of more than 5,500m NW-SE along on the Santa Cruz structure from north of Milache to south of La Prieta Mine,

2)	mineralized zones in the Santa Cruz, Alex Breccia and La Prieta areas that are open at depth, and

3)	the down-dip potential of the Santa Cruz, Porvenir, Porvenir Dos, Alex Breccia and La Prieta areas does not appear to be constrained by an increase in base- metal to silver and gold ratios,

Given the above characteristics it is reasonable to infer that further exploration has the potential to yield additional mineralized areas which could have a beneficial effect on the resources and possibly reserves at the Guanaceví Mines Project.

The QP has reviewed the proposal for further exploration on the Guanaceví Mines Property and recommends that that the programs be carried out as planned.

The QP believes that the surface drilling program for exploration on the Guanaceví Mines Project is warranted and justified. As noted above, there is solid potential for the discovery of additional resources.

The focus of the proposed exploration programs will be on outlining of new resources for 2014 and beyond in areas adjacent to the operating Santa Cruz Mine.

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26.2	Geology, Block Modeling, and Mineral Resources

The QP recommends that modelling parameters and procedures be regularly reviewed to develop better estimation plans.

26.3	Further Recommendations

The following recommendations are in addition to the ones listed above.

1)	The QP recommends that future budgets should include modern-day technology improve the quality of the underground samples used for resource evaluation.

2)

The QP recommends the continued development of an effective reconciliation plan for the Guanaceví Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long-term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

3)	The QP recommends that mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations.

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27.0	REFERENCES

Berger, B.R., and Eimon, P.L. (1983). Conceptual Models of Epithermal Precious Metal Deposits, in Shanks, W.C. III, ed., Cameron Volume on Unconventional Mineral Deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

Bordeaux, Albert F.J. (1908). The Silver Mines of Mexico, Transactions of the American Institute of Mining Engineers, Volume XXXIX (1908) 1909, pages 357 to368.

Buchanan, L. J. (1981). Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D.

Corbett, G.J. Leach, T.M. (1996). Southwest Pacific Rim Gold - Copper Systems: Structure, Alteration and Mineralization, Workshop manual, 185 p

Devlin, B.D. (2008). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

Endeavour Silver. (2008). Endeavour Silver Corp. Management Discussion and Analysis for the Year Ended December 31, 2007, Draft Copy, 23 p.

Hollister, F.V. (1985) Discoveries of Epithermal Precious Metal Deposits: AIME, Case Histories of Mineral Discoveries, V.1, pp. 168.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K. (2007). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 103 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K. (2009). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 224 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K. (2010). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 275 p.

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Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K. (2011). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 291 p.

Lewis, W.J., Murahwi, C., and San Martin, A.J. (2012). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 258 p.

Lewis, W.J., Murahwi, C., and San Martin, A.J. (2013). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 258 p.

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 216 p.

Olson, A. E. (2006). Technical Report, Mineral Resource and Minera Reserve Estimate, Guanaceví Mines Project, Durango, Mexico for Endeavour Silver, 122 p.

Parrish, I. S. (1997). Geologist's Gordian Knot: To cut or not to cut. Mining Engineering, 49(4). 45-49.

Ramírez, Santiago. (1884). Noticia Histórica de la Riqueza Minera De México Y de Su Actual Estado de Explotación, 768 p.

Salas, G.P., et al. (1991). Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Sinclair, A. J., & Blackwell, G. H. (2002). Applied mineral inventory estimation. Cambridge University Press.

Southworth, J.R. (1905). Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español y Inglés, 260 p.

Spring, V (2005). A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico for Endeavour Silver Corp. 67 p.

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Wilson, G. (1882). Mexico as a Field for Miners, Engineering and Mining Journal, Volume 34, page 7.

Wilson, G. (1882). Mining Progress in Mexico, Engineering and Mining Journal, Volume 34, page 55.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project Durango State Mexico” effective October 31, 2014 and dated February 25, 2015 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Guanaceví Property on a regular basis during 2014. I last visited the property on October 23 through October 26, 2014.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the Bolañitos Property since November 2012 performing geological and numerical model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: February 25, 2015

“Signed and sealed”

Michael Munroe, SME- RM

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DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico” is October 31, 2014.

On behalf of Endeavour Silver Corp.

“Michael J. Munroe”

Michael J. Munroe, SME-RM
Geology Manager
Endeavour Silver Corp

Dated: February 25, 2015

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